Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Financial Statements as of March 31, 2021 and for the nine-month period ended as of that date, presented comparatively.

Legal information

Denomination: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Fiscal year N°: 88, beginning on July 1, 2020

Legal address: Carlos Della Paolera 261, 9th floor – Autonomous City of Buenos Aires, Argentina

Company activity: Real estate, agricultural, commercial and financial activities

Date of registration of the by-laws in the Public Registry of Commerce: February 19, 1937

Date of registration of last amendment of the by-laws in the Public Registry of Commerce: General Ordinary and Extraordinary Shareholders’ Meeting held on October 29, 2018 and registered in the Superintendence on January 08,2019 with the number 541, Book 93 Volume – of Joint Stock Companies.

Expiration of Company charter: June 6, 2082

Registration number with the Supervisory Board of Companies: 26, folio 2, book 45, Stock Companies

Stock: 591,642,804 common shares

Common stock subscribed, issued and paid up nominal value (millions of Ps.): 592

Parent Companies: Eduardo S. Elsztain directly and through Inversiones Financieras del Sur S.A., Agroinvestment S.A. y Consultores Venture Capital Uruguay S.A.

Legal addresses: Bolívar 108, 1st floor, Autonomous City of Buenos Aires, Argentina (Eduardo S. Elsztain) - Route 8, km 17,500, Zonamérica 1 Building, Of.106, Montevideo, Oriental Republic of Uruguay (IFISA) - Cambará 1620, 2nd Floor, office 202, Carrasco, 11000 Montevideo, Oriental Republic of Uruguay (Agroinvesment SA).

Parent companies' activity: Investment

Direct ownership interest: 215,998,867 shares

Voting stock (direct and indirect equity interest): 36.65% (*)

	CAPITAL STATUS
Type of stock	Authorized to be offered publicly (Shares)	Subscribed, Issued and Paid-in (millions of Ps.)
Ordinary certified shares of Ps. 1 face value and 1 vote each	591,642,804(**)	592

(*) For computation purposes, treasury shares have been subtracted.
(**) Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

Glossary of terms

The following are not technical definitions but help the reader to understand certain terms used in the wording of the notes to the Group’s Financial Statements.

Terms	Definitions
BACS	Banco de Crédito y Securitización S.A.
BCRA	Central Bank of the Argentine Republic
BHSA	Banco Hipotecario S.A.
Brasilagro	Brasilagro-Companhia Brasileira de Propriedades Agrícolas
CAMSA	Consultores Assets Management S.A.
Clal	Clal Holdings Insurance Enterprises Ltd.
CNV	National Securities Commission
Condor	Condor Hospitality Trust Inc.
Cresud, “the Company”, “us”	Cresud S.A.C.I.F. y A.
DFL	Dolphin Fund Ltd.
DIC	Discount Investment Corporation Ltd.
Dolphin	Dolphin Fund Ltd. and Dolphin Netherlands B.V.
Financial Statements	Unaudited Condensed Interim Consolidated Financial Statements
Annual Financial Statements	Consolidated Financial Statements as of June 30, 2019
CPF	Collective Promotion Funds
Gav-Yam	Gav-Yam, Bayside Land Corporation Ltd
IBC	Israel Broadband Company
IDBD	IDB Development Corporation Ltd.
IFISA	Inversiones Financieras del Sur S.A.
IASB	International Accounting Standards Board
IRSA	IRSA Inversiones y Representaciones S.A.
IRSA CP	IRSA Propiedades Comerciales S.A.
ISPRO	ISPRO the Israel properties rental Corp. Ltd.
Israir	Israir Airlines & Tourism Ltd.
LRSA	La Rural S.A.
Metropolitan	Metropolitan 885 Third Avenue Leasehold LLC
MPIT	Minimum Presummed Income Tax
New Lipstick	New Lipstick LLC
IAS	International Accounting Standards
IFRS	International Financial Reporting Standards
NIS	New Israeli Shekel
PBC	Property & Building Corporation Ltd.
PBEL	PBEL Real Estate Ltd.
Quality	Quality Invest S.A.
Shufersal	Shufersal Ltd.
Tarshop	Tarshop S.A.
TASE	Bolsa de Comercio de Tel Aviv

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of March 31, 2021 and June 30, 2020
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.21	06.30.20
ASSETS
Non-current assets
Investment properties	8	171,822	311,584
Property, plant and equipment	9	34,361	81,164
Trading properties	10	1,617	6,574
Intangible assets	11	2,669	38,164
Right-of-use assets	12	4,035	29,685
Biological assets	13	2,993	2,381
Investment in associates and joint ventures	7	13,778	101,703
Deferred income tax assets	21	279	1,255
Income tax and MPIT credits		65	86
Restricted assets	15	161	2,621
Trade and other receivables	16	9,301	36,992
Investment in financial assets	15	951	4,758
Derivative financial instruments	15	11	222
Total non-current assets		242,043	617,189
Current assets
Trading properties	10	34	3,135
Biological assets	13	10,748	3,754
Inventories	14	5,064	12,278
Restricted assets	15	-	8,405
Income tax and MPIT credits		174	413
Group of assets held for sale	31	-	59,315
Trade and other receivables	16	25,030	59,181
Investment in financial assets	15	2,989	24,627
Financial assets held for sale	15	-	4,572
Derivative financial instruments	15	944	435
Cash and cash equivalents	15	12,980	136,627
Total current assets		57,963	312,742
TOTAL ASSETS		300,006	929,931
SHAREHOLDERS’ EQUITY
Shareholders' equity (according to corresponding statement)		35,950	34,060
Non-controlling interest		67,379	131,302
TOTAL SHAREHOLDERS' EQUITY		103,329	165,362
LIABILITIES
Non-current liabilities
Borrowings	20	60,543	433,760
Deferred income tax liabilities	21	52,996	66,968
Trade and other payables	18	2,374	4,042
Provisions	19	136	4,184
Employee benefits		96	605
Derivative financial instruments	15	94	100
Lease liabilities		4,112	20,569
Payroll and social security liabilities		-	334
Total non-current liabilities		120,351	530,562
Current liabilities
Trade and other payables	18	19,630	48,495
Borrowings	20	49,657	133,192
Provisions	19	143	3,307
Group of liabilities held for sale	31	-	32,014
Payroll and social security liabilities		1,148	6,342
Income tax and MPIT liabilities		96	1,115
Lease liabilities		1,426	7,663
Derivative financial instruments	15	4,226	1,879
Total Current liabilities		76,326	234,007
TOTAL LIABILITIES		196,677	764,569
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		300,006	929,931

The accompanying notes are an integral part of these Financial Statements

CRESUD S.A.C.I.F. y A.

By:	/s/ Alejandro G. Elsztain
Name Alejandro G. Elsztain
Title Vicepresident II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Income and Other Comprehensive Income
for the nine and three-month periods ended March 31, 2021 and 2020
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Nine months		Three months
	Note	03.31.21	03.31.20	03.31.21	03.31.20
Revenues	22	26,046	36,697	3,265	5,341
Costs	23	(19,462)	(22,642)	(1,944)	(1,835)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest		9,145	3,734	7,249	1,814
Changes in the net realizable value of agricultural products after harvest		271	502	(22)	(146)
Gross profit		16,000	18,291	8,548	5,174
Net (loss)/ gain from fair value adjustment of investment properties		(6,787)	3,141	(16,978)	(2,683)
Gain from disposal of farmlands		103	461	-	1
General and administrative expenses	24	(3,415)	(3,625)	(823)	(811)
Selling expenses	24	(2,620)	(3,334)	(6)	(511)
Other operating results, net	25	(751)	2,082	1,374	1,441
Profit / (loss) from operations		2,530	17,016	(7,885)	2,611
Share of (loss)/ profit of associates and joint ventures	7	(2,059)	836	(1,509)	2,286
Profit / (loss) before financial results and income tax		471	17,852	(9,394)	4,897
Finance income	26	328	283	25	81
Finance cost	26	(9,143)	(10,662)	(2,298)	(3,461)
Other financial results	26	10,124	(12,618)	6,428	(1,659)
Inflation adjustment	26	15	127	(1,939)	(124)
Financial results, net	26	1,324	(22,870)	2,216	(5,163)
Profit / (loss) before income tax		1,795	(5,018)	(7,178)	(266)
Income tax	21	(2,924)	(4,503)	1,695	(316)
Loss for the period from continuing operations		(1,129)	(9,521)	(5,483)	(582)
Loss for the period from discontinued operations	32	(8,102)	(1,068)	(61)	(12,580)
Loss for the period		(9,231)	(10,589)	(5,544)	(13,162)

Other comprehensive (loss)/ income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment and other comprehensive loss from subsidiaries		(1,758)	(1,432)	(4,761)	(3,020)
Revaluation of fixed assets transferred to investment properties		821	57	559	57
Other comprehensive loss for the period from continuing operations		(937)	(1,375)	(4,202)	(2,963)
Other comprehensive (loss) / income for the period from discontinued operations		(10,313)	7,481	-	(4,761)
Total other comprehensive (loss) / income for the period		(11,250)	6,106	(4,202)	(7,724)
Total comprehensive loss for the period		(20,481)	(4,483)	(9,746)	(20,886)
Total comprehensive loss from continuing operations		(2,066)	(10,896)	(9,685)	(3,545)
Total comprehensive (loss) / income from discontinued operations		(18,415)	6,413	(61)	(17,341)
Total comprehensive loss from the period		(20,481)	(4,483)	(9,746)	(20,886)
(Loss)/ profit for the period attributable to:
Equity holders of the parent		(3,997)	(14,529)	(606)	(7,231)
Non-controlling interest		(5,234)	3,940	(4,938)	(5,931)
(Loss)/ profit from continuing operations attributable to:
Equity holders of the parent		(3,487)	(9,549)	(4,062)	(939)
Non-controlling interest		2,358	28	(1,421)	357
Total comprehensive (loss)/ income attributable to:
Equity holders of the parent		(7,208)	(17,696)	(2,365)	(9,300)
Non-controlling interest		(13,273)	13,213	(7,381)	(11,586)
Loss for the period per share attributable to equity holders of the parent:
Basic		(7.56)	(29.53)	(1.15)	(14.70)
Diluted		(7.56)	(29.53)	(1.15)	(14.70)
Loss per share from continuing operations attributable to equity holders of the parent:
Basic		(6.59)	(19.41)	(7.68)	(3.07)
Diluted		(6.59)	(19.41)	(7.68)	(3.07)

The accompanying notes are an integral part of these Financial Statements.

CRESUD S.A.C.I.F. y A.

By:	/s/ Alejandro G. Elsztain
Name Alejandro G. Elsztain
Title Vicepresident II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the nine-month period ended March 31, 2021
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants (ii)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve (iii)	Other reserves (iv)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders' equity
Adjusted balance as of June 30, 2020	499	3	13,426	-	14,339	122	505	1,042	1,362	2,762	34,060	131,302	165,362
Loss for the period	-	-	-	-	-	-	-	-	-	(3,997)	(3,997)	(5,234)	(9,231)
Other comprehensive loss for the period	-	-	-	-	-	-	-	-	(3,211)	-	(3,211)	(8,039)	(11,250)
Total comprehensive loss for the period	-	-	-	-	-	-	-	-	(3,211)	(3,997)	(7,208)	(13,273)	(20,481)
Assignment of results - Shareholders’ meeting	-	-	-	-	-	-	129	-	-	(129)	-	-	-
Share capital increase (ii)	90	-	-	1,328	2,783	-	-	-	-	-	4,201	4,843	9,044
Changes in non-controlling interest	-	-	-	-	-	-	-	-	496	-	496	304	800
Dividend distribution	-	-	-	-	-	-	-	-	-	-	-	(2,547)	(2,547)
Other changes in shareholders' equity	-	-	-	-	-	-	-	-	4,401	-	4,401	2,989	7,390
Integration of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	-	94	94
Capitalization of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	-	14	14
Decrease due to loss of control	-	-	-	-	-	-	-	-	-	-	-	(56,347)	(56,347)
Balance as of March 31, 2021	589	3	13,426	1,328	17,122	122	634	1,042	3,048	(1,364)	35,950	67,379	103,329

(i)
Includes Ps. 1 of Inflation adjustment of treasury shares. See Note 19 to the Annual Financial Statements.
(ii)
See Note 33.
(iii)
Related to CNV General Resolution N° 609/12.
(iv)
Group’s other reserves for the period ended March 31, 2021 are comprised as follows:

	Cost of treasury shares	Changes in non-controlling interest	Revaluation surplus	Reserve for currency translation adjustment	Reserve shared-based compensation	Other comprehensive results from subsidiaries	Other reserves from subsidiaries	Reserve for the acquisition of securities issued by the Company	Total other reserves
Balance as of June 30, 2020	(203)	(4,460)	1,743	4,040	669	(636)	91	118	1,362
Other comprehensive loss for the period	-	-	68	(3,773)	-	494	-	-	(3,211)
Total comprehensive loss for the period	-	-	68	(3,773)	-	494	-	-	(3,211)
Changes in non-controlling interest	-	496	-	-	-	-	-	-	496
Other changes in shareholders' equity	-	(43)	-	3,939	-	595	(90)	-	4,401
Balance as of March 31, 2021	(203)	(4,007)	1,811	4,206	669	453	1	118	3,048

The accompanying notes are an integral part of these Financial Statements.

CRESUD S.A.C.I.F. y A.

By:	/s/ Alejandro G. Elsztain
Name Alejandro G. Elsztain
Title Vicepresident II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the nine-month period ended March 31, 2020
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve (ii)	Other reserves (iii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of June 30, 2019	486	16	13,425	14,339	124	504	7,011	49,321	(52,688)	32,538	139,643	172,181
Adjustments previous periods (IFRS 9 and 15) (Note 2.2)	-	-	-	-	-	-	-	-	(1,103)	(1,103)	(1,830)	(2,933)
Adjusted balance as of June 30, 2019	486	16	13,425	14,339	124	504	7,011	49,321	(53,791)	31,435	137,813	169,248
(Loss) / profit for the period	-	-	-	-	-	-	-	-	(14,529)	(14,529)	3,940	(10,589)
Other comprehensive (loss) / income for the period	-	-	-	-	-	-	-	(3,167)	-	(3,167)	9,273	6,106
Total comprehensive (loss) / profit for the period	-	-	-	-	-	-	-	(3,167)	(14,529)	(17,696)	13,213	(4,483)
Distribution of treasury shares	13	(13)	-	-	-	-	-	2,047	(2,047)	-	-	-
Reserve for share-based payments	-	-	-	-	(1)	-	-	(4)	-	(5)	(9)	(14)
Incorporation by business combination	-	-	-	-	-	-	-	-	-	-	11,189	11,189
Changes in non-controlling interest	-	-	-	-	-	-	-	(754)	-	(754)	6,594	5,840
Dividend distribution	-	-	-	-	-	-	-	-	-	-	(3,622)	(3,622)
Decrease due to loss of control	-	-	-	-	-	-	-	-	-	-	(58,604)	(58,604)
Other changes in equity	-	-	-	-	-	-	-	-	19	19	244	263
Capitalization of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	37	37
Loss absorption	-	-	-	-	-	-	(5,968)	(47,377)	53,345	-	-	-
Balance as of March 31, 2020	499	3	13,425	14,339	123	504	1,043	66	(17,003)	12,999	106,855	119,854

(i)
Includes Ps. 1 of Inflation adjustment of treasury shares. See Note 19 to the Annual Financial Statements.
(ii)
Related to CNV General Resolution N° 609/12.
(iii)
Group’s other reserves for the period ended March 31, 2020 are comprised as follows:

	Cost of treasury shares	Changes in non-controlling interest	Revaluation surplus	Reserve for currency translation adjustment	Reserve shared-based compensation	Special reserve	Other comprehensive results from subsidiaries	Other reserves from subsidiaries	Reserve for the acquisition of securities issued by the Company	Total other reserves
Adjusted balance as of June 30, 2019	(2,252)	(3,757)	223	6,152	650	47,377	783	11	134	49,321
Other comprehensive loss for the period	-	-	-	(3,038)	-	-	(129)	-	-	(3,167)
Total comprehensive loss for the period	-	-	-	(3,038)	-	-	(129)	-	-	(3,167)
Distribution of treasury shares	2,047	-	-	-	-	-	-	-	-	2,047
Reserve for share-based payments	3	-	-	-	(1)	-	-	(6)	-	(4)
Changes in non-controlling interest	-	(754)	-	-	-	-	-	-	-	(754)
Loss absorption	-	-	-	-	-	(47,377)	-	-	-	(47,377)
Balance as of March 31, 2020	(202)	(4,511)	223	3,114	649	-	654	5	134	66

The accompanying notes are an integral part of these Financial Statements.

CRESUD S.A.C.I.F. y A.

By:	/s/ Alejandro G. Elsztain
Name Alejandro G. Elsztain
Title Vicepresident II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the nine-month periods ended March 31, 2021 and 2020
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.21	03.31.20
Operating activities:
Net cash (used in)/ generated from operating activities before income tax paid	17	(7,738)	10,679
Income tax paid		(42)	(348)
Net cash (used in) / generated from continuing operating activities		(7,780)	10,331
Net cash generated from discontinued operating activities		2,699	26,555
Net cash (used in) / generated from operating activities		(5,081)	36,886
Investing activities:
Proceeds from decrease of participation in associates and joint ventures		895	1,164
Acquisition of participation in associates and joint ventures		(298)	-
Capital contributions to associates and joint ventures		(38)	(377)
Acquisition and improvement of investment properties		(905)	(2,903)
Proceeds from sales of investment properties		16,162	108
Acquisitions and improvements of property, plant and equipment		(1,257)	(1,224)
Financial advances		(28)	(34)
Acquisition of intangible assets		(24)	(71)
Proceeds from sales of property, plant and equipment		55	11
Dividends collected from associates and joint ventures		-	361
Acquisitions of investments in financial assets		(20,031)	(11,721)
Proceeds from disposal of investments in financial assets		24,553	16,894
Interest collected from financial assets		502	388
Dividends paid from financial assets		-	(16)
Dividends collected from financial assets		438	-
Decrease in securities		-	21
Loans granted		(195)	(1,287)
Decrease in restricted deposits, net		(10)	(282)
Net cash generated from continuing investing activities		19,819	1,032
Net cash generated from discontinued investing activities		39,721	21,942
Net cash generated from investing activities		59,540	22,974
Financing activities:
Borrowings and issuance of non-convertible notes		24,418	37,750
Payment of borrowings and non-convertible notes		(9,591)	(31,895)
Obtaining of short term loans, net		(36,639)	(2,643)
Interest paid		(9,282)	(9,188)
Repurchase of non-convertible notes		(3,013)	(4,147)
Capital contributions from non-controlling interest in subsidiaries		184	-
Acquisition of non-controlling interest in subsidiaries		(53)	(36)
Proceeds from sales of non-controlling interest in subsidiaries		5,084	-
Lease liabilities paid		(29)	-
Dividends paid		(642)	(1,280)
Dividends paid to non-controlling interest in subsidiaries		(2,332)	(311)
Proceeds from derivative financial instruments		(836)	(282)
Net cash used in continuing financing activities		(23,345)	(12,032)
Net cash used in discontinued financing activities		(16,313)	(83,749)
Net cash used in financing activities		(39,658)	(95,781)
Net decrease in cash and cash equivalents from continuing activities		(11,306)	(669)
Net increase / (decrease) in cash and cash equivalents from discontinued activities		26,107	(35,252)
Net increase / (decrease) in cash and cash equivalents		14,801	(35,921)
Cash and cash equivalents at beginning of the period	15	136,627	120,893
Cash and cash equivalents reclassified to held for sale		-	(850)
Foreign exchange (loss)/ gain on cash and changes in fair value of cash equivalents		(7,455)	2,022
Deconsolidation		(130,993)	-
Cash and cash equivalents at the end of the period		12,980	86,144

  The accompanying notes are an integral part of these Financial Statements.

CRESUD S.A.C.I.F. y A.

By:	/s/ Alejandro G. Elsztain
Name Alejandro G. Elsztain
Title Vicepresident II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
 (Amounts in millions, except otherwise indicated)

1.
The Group’s business and general information

Cresud was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

In 2002, Cresud acquired a 19.85% interest in IRSA, a real estate company related to certain shareholders of Cresud. In 2009, Cresud increased its ownership percentage in IRSA to 55.64% and IRSA became Cresud’s direct principal subsidiary.

Cresud and its subsidiaries are collectively referred to hereinafter as the Group.

Main shareholders of the Company are jointly Inversiones Financieras del Sur S.A. and Agroinvestment S.A. Both entities are companies incorporated in Uruguay and belong to the same controlling group and ultimate beneficiary.

The Board of Directors has approved these Financial Statements for issuance on May 11, 2020.

As of March 31, 2021, the Group operates in two major business lines: (i) agricultural business and (ii) urban property and investment business, which, with the acquisition of IDBD, was divided into two centers of operations: (a) Argentina Operations Center and (b) Israel Operations Center. With the loss of control of the Israel Operations Center and its deconsolidation, as of October 1, 2020, the Group manages its operations through a single operations center:

(i)
See Note 4 to the Annual Financial Statements for more information about the Operations Center in Israel.

Operations Center in Israel

As stated in Note 1. to the consolidated financial statements as of June 30, 2020, on September 25, 2020 the Court decreed the insolvency and liquidation of IDBD and appointed a trustee for its shares along with a custodian over DIC and Clal shares. After this decision, the Board of Directors of IDBD was removed from its functions, therefore, the Group lost control as of that date. For comparability purposes and as required by IFRS 5, the results of the Israel Operations Center have been reclassified to discontinued operations for all periods presented.

Véase nuestro informe de fecha 09/11/
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

2.
Summary of significant accounting policies

2.1.
Basis of preparation

These financial statements have been prepared in accordance with IAS 34 “Interim financial reporting” and should therefore be read in conjunction with the Group's annual Consolidated Financial Statements as of June 30, 2020 prepared in accordance with IFRS. Also, these financial statements include additional information required by Law No. 19,550 and / or regulations of the CNV. Such information is included in the notes to these financial statements, as accepted by IFRS.

These financial statements for the interim periods of nine months ended March 31, 2021 and 2020 have not been audited. Management considers that they include all the necessary adjustments to fairly present the results of each period. Intermediate period results do not necessarily reflect the proportion of the Group's results for the entire fiscal years.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated by non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as highly inflationary in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that approximates or exceed 100%. Accumulated inflation in Argentina in three years is over 100%. For that reason, in accordance with IAS 29, Argentina must be considered a country with a highly inflationary economy starting July 1, 2018.

In relation to the inflation index to be used and in accordance with FACPCE Resolution No. 539/18, it is determined based on the Wholesale Price Index (IPIM) until 2016, considering the average variation of the Consumer Price Index (CPI) of the Autonomous City of Buenos Aires for the months of November and December 2015, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) is considered. The table below presents the index for the period ended March 31, 2021, according to official statistics (INDEC) and following the guidelines described in Resolution 539/18.

	Quarter ended September 30, 2020	Quarter ended December 31, 2020	Quarter ended March 31, 2021	As of March 31, 2021 (accumulated nine months)
Price variation	8%	11%	13%	35%

As a consequence of the aforementioned, these financial statements as of March 31, 2021 were restated in accordance with IAS 29.

2.2
Accounting policies

The accounting policies applied in the presentation of these Financial Statements are consistent with those applied in the preparation of the Annual Financial Statements, as described in Note 2 to those Financial Statements.

As described in Note 2.2 to the annual financial statements, the Group has adopted IFRS 16: “Leases” and Amendment to IAS 28 “Investment in associates and joint ventures” in the current year, applying the cumulative effect approach, therefore, accumulated impact was recognized in retained earnings as of July 1, 2019. Comparative figures were not restated.

2.3
Comparability of information

Balance items as of June 30, 2020 and March 31, 2020 presented in these Financial Statements for comparative purposes arise from the financial statements as of and for such period, restated in accordance with IAS 29 (See Note 2.1).Certain items from prior periods have been reclassified for consistency purposes regarding the loss of control in IDBD and Carnes Pampeanas. See Notes 1 and 6 to these Financial Statements.

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Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

2.4
Use of estimates

The preparation of Financial Statements at a certain date requires Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements. In the preparation of these financial statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same as the ones applied by the Group in the preparation of the Annual Financial Statements described in Note 3 to those Consolidated Financial Statements, except for those mentioned in Note 34.

3.
Seasonal effects on operations

Agricultural business

Some of the Group’s businesses are more affected by seasonal effects than others. The operations of the Group’s agricultural business are subject to seasonal effects. The harvests and sale of grains in Argentina generally take place each year since March in the case of corn and soybean, since October in the case of wheat, and since December in the case of sunflower. In Brazil, the harvest and sale of soybean take place since February, and in the case of corn weather conditions make it possible to have two seasons, therefore the harvest take place between March and July. In Bolivia, weather conditions also make it possible to have two soybean, corn and sorghum seasons and, therefore, these crops are harvested in July and May, whereas wheat is harvested in August and September, respectively. In the case of sugarcane, harvest and sale take place between April and November of each year. Other segments of the agricultural business, such as beef cattle production tend to be more stable. However, beef cattle production is generally larger during the second quarter, when conditions are more favorable. As a result, there may be material fluctuations in the agricultural business results across quarters.

Urban properties and investments business

The operations of the Group’s shopping malls are subject to seasonal effects, which affect the level of sales recorded by lessees. During summertime in Argentina (January and February), the lessees of shopping malls experience the lowest sales levels in comparison with the winter holidays (July) and Christmas and year-end holidays celebrated in December, when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping malls sales. Sale discounts at the end of each season also affect the business. As a consequence, for shopping mall operations, a higher level of business activity is expected in the period ranging between July and December, compared to the period between January and June.

4.
Acquisitions and disposals

Significant acquisitions and disposals for the nine-month period ended March 31, 2021 are detailed below. Significant acquisitions and disposals for the fiscal year ended June 30, 2020, are detailed in Note 4 to the Annual Financial Statements.

Agricultural business

Bolivian companies

On December 20, 2020, our subsidiary BrasilAgro and its subsidiaries Agrifirma Agro and Imobiliária Engenho de Maracajú signed a Share Purchase Agreement to acquire 100% of the shares issued by the following companies based in Bolivia: (i) Agropecuaria Acres del Sud SA; (ii) Ombú Agropecuaria S.A .; (iii) Yatay Agropecuaria S.A .; and (iv) Yuchán Agropecuaria S.A., all indirectly controlled by The Company, for an amount of US$ 30. This acquisition was approved at a meeting of the BrasilAgro Board of Directors held on December 22, 2020.

The acquisition was subject to compliance with certain precedent conditions, which were fully met on February 4, 2021. Consequently, on February 8, 2021, BrasilAgro made the full payment of the acquisition price for a total of R$ 160 (equivalent to approximately Ps. 2,624 at the date of the transaction).

Said transaction has no impact on the Group's consolidated assets and liabilities. The difference in the ownership interest will be treated as a change in non-controlling interest within the equity.

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Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Sale of Bananal Farm

BrasilAgro concluded the sale of 2,160 hectares (1,714 useful hectares) of Bananal Farm (Magalhães municipality - BA). The farm was included in the Group of assets held for sale due to a disagreement involving the tenant at the time of sale. The previous conditions recognized in the purchase agreement were fully met on July 31, 2020 after receipt of R$ 5.5 (equivalent to Ps. 107). The face value of the sale is R$ 28 (equivalent to Ps. 498). For this operation, the company did not recognize results since the asset was recorded at its fair value.

Sale of Carnes Pampeanas S.A.

On February 24, 2021, the Company sold 100% of its shares of Sociedad Anónima Carnes Pampeanas S.A., owner of the meat processing plant Carnes Pampeanas in the province of La Pampa, Argentina.

The price of the operation was agreed at US$ 10, which has already been paid in full.

The result of the transaction amounted to $ 662.

The results from the meatpacking operations have been reclassified to discontinued operations.

Urban properties and investments business

Sale of floors from Boston Tower

On July 15, 2020, IRSA CP entered into a preliminary sale agreement (with delivery of possession) with respect to a medium-height floor from Boston tower located at Della Paolera 265, Catalinas district, City of Buenos Aires, covering a total area of approximately 1,063 sq. meters and 5 parking lots located in the building. The price of the transaction was Ps. 600 (US$ 6.7), which has been paid in full.

On August 25, 2020, IRSA CP executed a preliminary sale agreement (with delivery of possession) with respect to 5 floors from Boston tower located at Della Paolera 265, Catalinas district, City of Buenos Aires, covering a total area of approximately 6,235 sq. meters and 25 parking lots located in the building. The price of the transaction was Ps. 3,221 (US$ 34.7), which has been paid in full.

On November 5, 2020, IRSA CP has signed a purchase and sale agreement with possession of 4 floors of the Boston Tower located at 265 Della Paolera in the Catalinas District in the Autonomous City of Buenos Aires for a gross rental area of approximately 3,892 square meters and 15 parking lots located in the building. The price of the transaction was Ps. 2,047 (US$ 22.9).

On November 12, 2020, IRSA CP has signed with an unrelated third party a purchase and sale agreement with possession of 3 floors of the Boston Tower located at 265 Della Paolera in the Catalinas District in the Autonomous City of Buenos Aires for a gross rental area of approximately 3,266 square meters, a commercial space located on the ground floor of approximately 225 square meters and 15 parking lots located in the building. The price of the transaction was Ps. 1,718 (US$ 19.1).

Bouchard sale

On July 30, 2020, IRSA CP sold the entire “Bouchard 710” building, located in the Plaza Roma district of the City of Buenos Aires. The tower has a gross leasable area of 15,014 sq. meters divided into 12 floors for office use and 116 parking lots. The price of the transaction was approximately Ps. 7,923 (US$ 87), which has been paid in full.

Lipstick Building, New York, United States

On August 7, 2020, Metropolitan signed an agreement with the owner of the Ground Lease through which it terminated the relationship, leaving the administration of the building. For this reason, Metropolitan stopped recognizing the liabilities associated with the ground lease, as well as all the assets and liabilities associated with the building and the administration of the building; and made an agreement with the owner of the Ground Lease that states that Metropolitan is completely released from responsibilities, except for (i) claims for liabilities prior to June 1, 2020 from people who have performed work or provided services in the Building or to Metropolitan and (ii) claims from people who have had an accident on the property dated before August 7, 2020. This situation had an impact on the consolidated Financial Statements as of June 30, 2020.

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Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Condor Merger Agreement

On July 19, 2019, Condor entered into a merger agreement with Nexponint Hospitality Trust. In accordance with the contractual terms, each Condor common share, with a par value of US$ 0.01 per share, was canceled prior to the merger and became the right to receive a cash amount equivalent to US$ 11.10 per ordinary share. Additionally, in accordance with the terms and conditions of the merger agreement, each Class E convertible share was automatically canceled and became the right to receive a cash amount equivalent to US$ 10.00 per share.

The closing of the transaction, which had been scheduled for March 23, 2020, did not occur.

On October 14, 2020, Condor entered into an agreement with Nexponint Hospitality Trust and some of its affiliates ("NHT Parties") to resolve any and all claims between them related to the aforementioned merger agreement.

According to this agreement, NHT and its affiliates shall make three payments to Condor in three installments ending on December 30, 2020 and totaling US$ 7.0. As of the date of these financial statements, the total compensation for breach of the contract has been collected.

As of the date of presentation of these Financial Statements, the Company has 2,245,100 ordinary shares and 325,752 Series E shares of Condor. The Company is evaluating new strategic alternatives for the purpose of this investment.

Loss of control of IDBD

As described in Note 1. to these financial statements, at the end of September 2020, the Group has lost control of IDBD, deconsolidating the related assets and liabilities and reclassifying the operations from this operations center to discontinued operations.

The following table details the net assets disposed:

09.30.2020
ASSETS
Investment properties	105,943
Property, plant and equipment	43,252
Trading properties	6,931
Intangible assets	32,938
Right-of-use assets	23,301
Investment in associates and joint ventures	43,661
Deferred income tax assets	512
Income tax and MPIT credits	384
Restricted assets	7,571
Trade and other receivables	63,715
Investment in financial assets	28,519
Derivative financial instruments	332
Inventories	4,246
Group of assets held for sale	49,596
Cash and cash equivalents	130,983
TOTAL ASSETS	541,884
Borrowings	383,335
Lease liabilities	21,357
Deferred income tax liabilities	14,656
Trade and other payables	28,648
Income tax and MPIT liabilities	537
Provisions	6,394
Employee benefits	562
Derivative financial instruments	562
Payroll and social security liabilities	3,990
Group of liabilities held for sale	25,962
TOTAL LIABILITIES	486,003
TOTAL NET ASSETS	55,881
Non-controlling interest	(56,347)
Result for loss of control	(466)
Recycling of currency translation adjustment and other reserves	(3,159)
Total result for loss of control (*)	(3,625)

(*) included within discontinued operations.

Distribution of dividends in kind

On October 26, 2020, the Ordinary and Extraordinary Shareholders’ Meeting of IRSA, approved, a dividend distribution in kind for the equivalent amount of Ps. 484 (representative of Ps. 0.84 per share) payable in shares of IRSA CP. IRSA CP’s quoted price per share as of October 23, 2020, was considered and, it amounted to 320 pesos per share. As a result 1,512,500 shares were distributed. This transaction was accounted for as a change in equity generating a

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Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

reduction of the equity attributable to the controlling shareholders for Ps. 754 restated for inflation as of the date of these financial statements. As of the end of the period the groups interest in IRSA CP amounts to 83.28%.
Manibil Sale

On December 22, 2020, the Company sold 217,332,873 ordinary Class B shares, nominative not endorsable, with a nominal value of ARS 1 and entitled to one vote per share owned by the Company, representing 49% of the stock capital of Manibil S.A., a company dedicated to real estate developments. As a consideration for this operation, completed in February 2021, the Company acquired the right to receive future units by 953 sq. meters and ceased to be a shareholder of Manibil S.A. The result of this operation amounts to a gain of ARS 33, which is disclosed within Other operating results, net.

5.
Financial risk management and fair value estimates

These Financial Statements do not include all the information and disclosures on financial risk management; therefore, they should be read along with Note 5 to the Annual Financial Statements. There have been no changes in risk management or risk management policies applied by the Group since year-end.

Since June 30, 2020 and up to the date of issuance of these Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Group's assets or liabilities, (either measured at fair value or amortized cost), except as mentioned in Note 33.

6.
Segment information

As explained in Note 6 to the annual Financial Statements, the Group reported the information by segments from the perspective of products and services: (i) agricultural business and (ii) urban properties and investments business. Additionally, this last segment was geographically divided into two centers of operations to manage its global interests: Argentina and Israel. However, as detailed in Note 1, during September 2020 the Group lost control of IDBD and reclassified the results related to discontinued operations. As a consequence of the loss of control over IDBD, as of October 1, 2020, the Group reports its financial and equity performance under a single operations center. The information by segment for the period ended March 31, 2020 has been modified for the purposes of its comparability with the current period.

Below is a summary of the Group’s business units and a reconciliation between the operating income according to segment information and the operating income of the statement of income and other comprehensive income of the Group for the periods ended March 31, 2021 and 2020:

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Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a summarized analysis of the lines of business of the Group for the year ended March 31, 2021:

	03.31.21
		Urban Properties and Investment business (II)
	Agricultural business (I)	Operations Center in Argentina	Operations Center in Israel	Subtotal	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income / Financial Position
Revenues	17,112	7,209	-	7,209	24,321	(33)	2,020	(262)	26,046
Costs	(15,007)	(2,328)	-	(2,328)	(17,335)	51	(2,191)	13	(19,462)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	9,065	-	-	-	9,065	-	-	80	9,145
Changes in the net realizable value of agricultural products after harvest	271	-	-	-	271	-	-	-	271
Gross profit	11,441	4,881	-	4,881	16,322	18	(171)	(169)	16,000
Gain from disposal of farmlands	103	-	-	-	103	-	-	-	103
Net gain / (loss) from fair value adjustment of investment properties	52	(6,742)	-	(6,742)	(6,690)	(97)	-	-	(6,787)
General and administrative expenses	(1,249)	(2,218)	-	(2,218)	(3,467)	7	-	45	(3,415)
Selling expenses	(1,643)	(1,057)	-	(1,057)	(2,700)	11	-	69	(2,620)
Other operating results, net	(712)	(118)	-	(118)	(830)	(2)	79	2	(751)
Profit / (Loss) from operations	7,992	(5,254)	-	(5,254)	2,738	(63)	(92)	(53)	2,530
Share of loss of associates and joint ventures	(12)	(2,080)	-	(2,080)	(2,092)	38	-	(5)	(2,059)
Segment profit / (loss)	7,980	(7,334)	-	(7,334)	646	(25)	(92)	(58)	471

Reportable assets	53,796	192,245	-	192,245	246,041	(937)	-	54,902	300,006
Reportable liabilities	-	-	-	-	-	-	-	(196,677)	(196,677)
Net reportable assets	53,796	192,245	-	192,245	246,041	(937)	-	(141,775)	103,329

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C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a summarized analysis of the lines of business of the Group for the year ended March 31, 2020:

	03.31.20
		Urban Properties and Investment business (II)
	Agricultural business (I)	Operations Center in Argentina	Operations Center in Israel	Subtotal	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income / Financial Position
Revenues	19,556	13,927	-	13,927	33,483	(78)	3,540	(248)	36,697
Costs	(15,935)	(3,078)	-	(3,078)	(19,013)	51	(3,680)	-	(22,642)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	3,566	-	-	-	3,566	-	-	168	3,734
Changes in the net realizable value of agricultural products after harvest	502	-	-	-	502	-	-	-	502
Gross profit	7,689	10,849	-	10,849	18,538	(27)	(140)	(80)	18,291
Net gain from fair value adjustment of investment properties	17	3,488	-	3,488	3,505	(364)	-	-	3,141
Gain from disposal of farmlands	461	-	-	-	461	-	-	-	461
General and administrative expenses	(1,277)	(2,418)	-	(2,418)	(3,695)	19	-	51	(3,625)
Selling expenses	(2,164)	(1,213)	-	(1,213)	(3,377)	20	-	23	(3,334)
Other operating results, net	1,950	23	-	23	1,973	27	81	1	2,082
Profit from operations	6,676	10,729	-	10,729	17,405	(325)	(59)	(5)	17,016
Share of profit of associates and joint ventures	248	378	-	378	626	229	-	(19)	836
Segment profit	6,924	11,107	-	11,107	18,031	(96)	(59)	(24)	17,852

Reportable assets	49,842	157,905	558,450	716,355	766,197	(928)	-	57,093	822,362
Reportable liabilities	-	-	(496,026)	(496,026)	(496,026)	-	-	(206,482)	(702,508)
Net reportable assets	49,842	157,905	62,424	220,329	270,171	(928)	-	(149,389)	119,854

(i) Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.
(ii) Includes Ps. (171) and Ps. (140) corresponding to Expenses and FPC as of March 31, 2021 and 2020, respectively.
(iii) Includes deferred income tax assets, income tax and MPIT credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of Ps. 11 as of March 31, 2021.

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Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(I)
Agriculture line of business

The following tables present the reportable segments of the agriculture line of business:

	03.31.21
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	14,017	-	-	3,095	17,112
Costs	(12,782)	(25)	-	(2,200)	(15,007)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	9,065	-	-	-	9,065
Changes in the net realizable value of agricultural products after harvest	271	-	-	-	271
Gross profit / (loss)	10,571	(25)	-	895	11,441
Gain from disposal of farmlands	-	103	-	-	103
Net gain from fair value adjustment of investment properties	-	52	-	-	52
General and administrative expenses	(836)	(3)	(219)	(191)	(1,249)
Selling expenses	(1,385)	(1)	-	(257)	(1,643)
Other operating results, net	(4,098)	2,626	-	760	(712)
Profit / (loss) from operations	4,252	2,752	(219)	1,207	7,992
Share of profit/ (loss) of associates and joint ventures	44	-	-	(56)	(12)
Segment profit / (loss)	4,296	2,752	(219)	1,151	7,980

Investment properties	6,062	-	-	-	6,062
Property, plant and equipment	27,832	222	-	80	28,134
Investments in associates	529	-	-	283	812
Other reportable assets	16,817	-	-	1,971	18,788
Reportable assets	51,240	222	-	2,334	53,796

	03.31.20
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	16,717	-	-	2,839	19,556
Costs	(14,058)	(27)	-	(1,850)	(15,935)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	3,566	-	-	-	3,566
Changes in the net realizable value of agricultural products after harvest	502	-	-	-	502
Gross profit / (loss)	6,727	(27)	-	989	7,689
Net gain from fair value adjustment of investment properties	-	17	-	-	17
Gain from disposal of farmlands	-	461	-	-	461
General and administrative expenses	(936)	(3)	(218)	(120)	(1,277)
Selling expenses	(1,815)	-	-	(349)	(2,164)
Other operating results, net	529	1,260	-	161	1,950
Profit / (loss) from operations	4,505	1,708	(218)	681	6,676
Share of profit of associates and joint ventures	88	-	-	160	248
Segment profit / (loss)	4,593	1,708	(218)	841	6,924

Investment properties	4,663	-	-	-	4,663
Property, plant and equipment	28,354	244	-	997	29,595
Investments in associates	583	-	-	418	1,001
Other reportable assets	11,562	446	-	2,575	14,583
Reportable assets	45,162	690	-	3,990	49,842

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Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(II)
Urban properties and investments line of business

Below is a summarized analysis of the lines of business of Group’s operations center in Argentina:

	03.31.21
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	3,748	1,891	515	672	336	-	47	7,209
Costs	(498)	(162)	(500)	(729)	(284)	-	(155)	(2,328)
Gross profit / (loss)	3,250	1,729	15	(57)	52	-	(108)	4,881
Net (loss) / gain from fair value adjustment of investment properties (i)	(9,697)	1,997	364	-	4	-	590	(6,742)
General and administrative expenses	(1,077)	(285)	(232)	(297)	(41)	(240)	(46)	(2,218)
Selling expenses	(188)	(117)	(621)	(103)	(23)	-	(5)	(1,057)
Other operating results, net	(92)	(2)	(8)	(6)	(7)	-	(3)	(118)
(Loss) / Profit from operations	(7,804)	3,322	(482)	(463)	(15)	(240)	428	(5,254)
Share of loss of associates and joint ventures	-	-	(16)	-	(636)	-	(1,428)	(2,080)
Segment (loss) / profit	(7,804)	3,322	(498)	(463)	(651)	(240)	(1,000)	(7,334)

Investment and trading properties	57,235	69,872	44,992	(2)	110	-	2,062	174,269
Property, plant and equipment	282	3,428	-	2,333	-	8	-	6,051
Investment in associates and joint ventures	-	-	-	-	2,013	-	7,660	9,673
Other reportable assets	138	162	1,801	29	-	-	122	2,252
Reportable assets	57,655	73,462	46,793	2,360	2,123	8	9,844	192,245

(i) For the nine-month period ended March 31, 2021, the net loss from fair value adjustment of investment properties was Ps. 6,742. The net impact of the values in pesos of our properties was mainly a consequence of the change in macroeconomic conditions:

(a)
loss of ARS 669 as a consequence of the variation in the projected income growth rate increase in the projected inflation rate and the conversion to dollars of the projected cash flow in pesos according to the exchange rate estimates used in the cash flow from shopping malls;
(b)
positive impact of ARS 12,612 resulting from the conversion into pesos of the value of the shopping malls in dollars based on the exchange rate at the end of the period;
(c)
an increase of 135 basis points in the discount rate, mainly due to an increase in the country-risk rate component of the WACC discount rate used to discount the cash flow, which led to a decrease in the value of the shopping malls of ARS 6,152.
(d)
Additionally, due to the impact of the inflation adjustment, ARS 16,615 were reclassified for shopping malls from “Net loss from fair value adjustment” to “Inflation Adjustment” in the Statement of Income and Other Comprehensive Income.
(e)
The value of our office buildings and other rental properties measured in real terms increased by 3.2% during the nine-month period ended as of March 31, 2021, due to the implicit exchange rate.

	03.31.20
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	7,625	2,472	974	2,748	10	-	98	13,927
Costs	(619)	(154)	(644)	(1,549)	(11)	-	(101)	(3,078)
Gross profit / (loss)	7,006	2,318	330	1,199	(1)	-	(3)	10,849
Net (loss) / gain from fair value adjustment of investment properties	(5,294)	4,452	3,813	1	-	-	516	3,488
General and administrative expenses	(885)	(284)	(195)	(399)	(124)	(404)	(127)	(2,418)
Selling expenses	(578)	(94)	(240)	(290)	-	-	(11)	(1,213)
Other operating results, net	(9)	(27)	(23)	(16)	(1)	-	99	23
Profit / (Loss) from operations	240	6,365	3,685	495	(126)	(404)	474	10,729
Share of profit/ (loss) of associates and joint ventures	-	51	-	(10)	924	-	(587)	378
Segment profit / (loss)	240	6,416	3,685	485	798	(404)	(113)	11,107

Investment and trading properties	63,831	46,133	40,173	-	136	-	1,652	151,925
Property, plant and equipment	318	1,474	-	2,653	270	-	-	4,715
Investment in associates and joint ventures	-	-	712	-	(10,020)	-	8,998	(310)
Other reportable assets	150	165	1,097	41	-	-	122	1,575
Reportable assets	64,299	47,772	41,982	2,694	(9,614)	-	10,772	157,905

Below is a summarized analysis of the segments from the Group’s Operations Center in Israel where only assets and liabilities are presented as of March 31,2020:

	03.31.20
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
Reportable assets	183,923	33,634	175,267	6,232	20,511	138,883	558,450
Reportable liabilities	(176,206)	-	(133,645)	-	(134,009)	(52,166)	(496,026)
Net reportable assets	7,717	33,634	41,622	6,232	(113,498)	86,717	62,424

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

7.
Investments in associates and joint ventures

Changes in the Group’s investments in associates and joint ventures for the nine-month period ended March 31, 2021 and for the year ended June 30, 2020 were as follows:

	03.31.21	06.30.20
Beginning of the period / year	101,680	49,021
Adjustments of previous years (IFRS 9 and IAS 28)	-	(2,679)
Share capital increase and contributions	38	3,861
Share capital reduction	-	(143)
(Decrease) / Increase of interest in associates and joint ventures (iv)	(39,574)	3,755
Share of (loss) / profit	(1,411)	11,929
Other comprehensive loss	(50)	(1,684)
Currency translation adjustment	(3,159)	12
Dividends (i)	(82)	(2,499)
Deconsolidation (iii)	(43,661)	39,496
Reclassification to held-for-sale	-	(2,802)
Incorporation by business combination	-	3,407
Others	(14)	6
End of the period / year (ii)	13,767	101,680

(i)
See Note 28.
(ii)
As of March 31, 2021, and June 30, 2020 includes Ps. (11) and (23) reflecting interests in companies with negative equity, which were disclosed in “Provisions” (see Note 19)
(iii)
The amount as of March 31, 2021 corresponds to the effect of the deconsolidation of IDBD (See note 4.E). Regarding the amount as of June 30, 2020, it corresponds to the effect of the deconsolidation of Gav-Yam (See Note 4 to the consolidated Financial Statements as of June 30, 2020)
(iv)
Mainly corresponds to the sale of the remaining equity interest in Shufersal in July 2020

Below is additional information about the Group’s investments in associates and joint ventures:

	% ownership interest		Value of Group's interest in equity		Group's interest in comprehensive loss
Name of the entity	03.31.21	06.30.20	03.31.21	06.30.20	03.31.21	03.31.20

New Lipstick	49.96%	49.96%	189	632	(429)	(367)
BHSA	29.91%	29.91%	5,100	5,514	(414)	(693)
Condor	18.89%	18.89%	1,732	2,005	(207)	147
Shufersal	N/A	26.02%	-	38,055	22	-
Gav-Yam	N/A	N/A	-	36,926	35	-
TGLT S.A.	27.82%	N/A	1,835	2,787	(953)	-
Quality	50.00%	50.00%	2,954	2,844	83	(24)
La Rural S.A.	50.00%	50.00%	234	275	(40)	261
Cresca S.A.	50.00%	50.00%	30	28	(3)	118
Other associates and joint ventures	-	-	1,693	12,614	(2,664)	143
Total associates and joint ventures			13,767	101,680	(4,570)	(415)

				Last financial statement issued
Name of the entity	Location of business / Country of incorporation	Main activity	Common shares 1 vote	Share capital (nominal value)	(Loss)/ Profit for the period	Shareholders' equity
New Lipstick	U.S.	Real estate	N/A	-	(*) (9)	(*) (40
BHSA	Argentina	Financing	448,689,072	(***) 1,500	(***) 1.382	(***) 14,001
Condor	U.S.	Hotel	2,245,100	(*) 232	(*) (12)	(*) 73
Shufersal	Israel	Retail	N/A	(**) 1,399	(**) 101	(**) 1,930
Gav-Yam	Israel	Real estate	N/A	(**) 1,356	(**) 86	(**) 3,526
TGLT S.A.	Argentina	Real estate	257,320,997	925	(2,630)	5,497
Quality	Argentina	Real estate	203,158,129	406	167	5,825
La Rural S.A.	Argentina	Organization of events	714,498	1	(64)	378

(*)
Amounts in millions of US Dollars under USGAAP. Condor’s year-end falls on June 30, so the Group estimates their interest with a three-monthlag, including material adjustments, if any.
(**)
Amounts in millions of NIS.
(***)
Preliminary information as of March 31, 2021 according to NIIF.

Puerto Retiro (joint venture):

There have been no changes to what was informed in Note 8 to the Annual Financial Statements.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

8.
Investment properties

Changes in the Group’s investment properties for the nine-month period ended March 31, 2021 and for the year ended June 30, 2020 were as follows:

	Leased out farmland	Rental properties	Underdeveloped parcels of land	Properties under development	Others	Total as of 03.31.21	Total as of 06.30.20
Fair value at the beginning of the period / year	5,590	258,800	42,711	4,381	102	311,584	453,522
Adjustments of previous years (IFRS 15)	-	-	-	-	-	-	577
Additions	166	879	60	-	-	1,105	7,390
Capitalized leasing costs	-	15	1	-	-	16	27
Amortization of capitalized leasing costs (i)	-	(8)	-	-	-	(8)	(20)
Transfers	559	(1,205)	-	-	-	(646)	(30,683)
Incorporation by business combination	-	-	-	-	-	-	330
Deconsolidation	-	(103,258)	(1,074)	(1,611)	-	(105,943)	(213,266)
Disposals	-	(16,031)	-	-	-	(16,031)	(20,511)
Currency translation adjustment	(304)	(10,850)	(111)	(178)	-	(11,443)	71,462
Net gain / (loss) from fair value adjustment	51	(8,693)	1,752	43	35	(6,812)	42,756
Fair value at the end of the period / year	6,062	119,649	43,339	2,635	137	171,822	311,584

(i)
Amortization charges of capitalized leasing costs were included in “Costs” in the Statements of Income (Note 24).

The following amounts have been recognized in the Statements of Income:

	03.31.21	03.31.20
Rental and services income	8,062	14,271
Direct operating expenses	(3,083)	(5,151)
Development expenses	(72)	(99)
Net realized gain from fair value adjustment of investment properties (i)	9,753	759
Net unrealized loss from fair value adjustment of investment properties (ii)	(16,540)	2,382

(i)
As of March 31, 2021 includes ARS 4,899 for the sale of Torre Boston, ARS 4,838 for the sale of Bouchard 710 and ARS 17 for the sale of 10 parking lots located in Bouchard 557. As of March 31, 2020 includes ARS 492 corresponding to the barter transaction of the Caballito Ferro land and ARS 267 for the deconsolidation of the La Maltería S.A land.

(ii)
As of March 31, 2020, (ARS 1,389) corresponds to the realized result from fair value adjustment for the period (ARS 965) for the sale of Torre Boston and (ARS 424) for the sale of Bouchard 710) and ARS 11,125 for realized result from fair value adjustment made in previous years (ARS 5,864 for the sale of Torre Boston and ARS 5,261 for the sale of Bouchard 710). As of March 31, 2020 ARS 68 corresponds to net realized fair value adjustment on investment properties for the period (which includes the barter transaction of the Caballito Ferro land) and ARS 691 corresponds to the net realized fair value adjustment made in previous years (ARS 424 corresponding to the barter transaction of the Caballito Ferro land and ARS 267 for the deconsolidation of the La Maltería S.A. land).

Valuation techniques are described in Note 9 to the Annual Financial Statements. There were no changes to such techniques. The Group has reassessed the assumptions March 31, 2021, considering the market conditions existing at that date due to the pandemic described in Note 33, incorporating the effect of the variation in the exchange rate in other assets denominated in US Dollars.

9.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the nine-month period ended March 31, 2021 and for the year ended June 30, 2020 were as follows:

	Owner occupied farmland	Bearer plant	Buildings and facilities	Machinery and equipment	Communication networks	Others	Total as of 03.31.21	Total as of 06.30.20
Costs	35,288	2,775	19,247	3,513	129,231	21,236	211,290	192,953
Accumulated depreciation	(3,163)	(1,248)	(10,529)	(2,445)	(100,648)	(12,093)	(130,126)	(119,708)
Net book amount at the beginning of the period / year	32,125	1,527	8,718	1,068	28,583	9,143	81,164	73,245

Additions	832	51	235	64	523	822	2,527	9,278
Disposals	(25)	-	(78)	(2)	(50)	(91)	(246)	(4,735)
Deconsolidation	(5,526)	-	(3,835)	(722)	(25,527)	(7,642)	(43,252)	(1,436)
Assets incorporated by business combinations	-	-	-	-	-	-	-	12,825
Currency translation adjustment	(1,028)	(53)	(320)	(54)	(2,058)	(628)	(4,141)	5,808
Transfers	15	-	1,830	-	-	(8)	1,837	(3,403)
Depreciation charges (i)	(276)	(289)	(384)	(85)	(1,471)	(1,020)	(3,525)	(10,418)
Inflation adjustment	-	-	(3)	-	-	-	(3)	-
Balances at the end of the period / year	26,117	1,236	6,163	269	-	576	34,361	81,164

Costs	28,382	2,207	9,788	2,552	-	1,345	44,274	221,219
Accumulated depreciation	(2,265)	(971)	(3,625)	(2,283)	-	(769)	(9,913)	(140,055)
Net book amount at the end of the period / year	26,117	1,236	6,163	269	-	576	34,361	81,164

(i)
As of March 31, 2021, the amortization charge has been charged to the line "Costs" for Ps. 284, "General and administrative expenses" for Ps. 28, respectively, in the income statement (Note 24), Ps. 654 were capitalized as part of the cost of biological assets and Ps. 2,559 corresponds to discontinued operations.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

10.
Trading properties

Changes in the Group’s trading properties for the nine-month period ended March 31, 2021 and for the year ended June 30, 2020 were as follows:

	Completed properties	Properties under development	Undeveloped sites	Total as of 03.31.21	Total as of 06.30.20
Beginning of the period / year	2,739	1,123	5,847	9,709	11,342
Additions	-	130	356	486	3,015
Capitalized finance costs	-	95	-	95	126
Currency translation adjustment	(174)	(79)	(337)	(590)	1,188
Transfers	175	(175)	-	-	291
Impairment	-	-	-	-	(210)
Deconsolidation	(1,918)	(128)	(4,885)	(6,931)	-
Disposals	(712)	(213)	(193)	(1,118)	(6,043)
End of the period / year	110	753	788	1,651	9,709

Non-current				1,617	6,574
Current				34	3,135
Total				1,651	9,709

11.
Intangible assets

Changes in the Group’s intangible assets for the nine-month period ended March 31, 2021 and for the year ended June 30, 2020 were as follows:

	Goodwill	Trademarks	Licenses	Customer relations	Information systems and software	Contracts and others	Total as of 03.31.21	Total as of 06.30.20
Costs	7,880	11,231	13,562	21,056	14,239	17,038	85,006	75,706
Accumulated amortization	-	(906)	(10,286)	(17,705)	(8,478)	(9,467)	(46,842)	(40,485)
Net book amount at the beginning of the period / year	7,880	10,325	3,276	3,351	5,761	7,571	38,164	35,221
Additions	-	-	-	25	379	1,477	1,881	6,142
Disposals	-	-	-	-	(100)	-	(100)	(210)
Deconsolidation	(7,642)	(9,566)	(2,967)	(2,831)	(4,194)	(5,738)	(32,938)	-
Transfers	-	-	-	-	(3)	-	(3)	(73)
Assets incorporated by business combination	-	-	-	-	-	-	-	92
Currency translation adjustment	143	(734)	(234)	(246)	(624)	(539)	(2,234)	7,791
Impairment	-	-	-	-	-	-	-	(4,442)
Amortization charges (i)	-	(25)	(75)	(299)	(989)	(713)	(2,101)	(6,357)
Balances at the end of the period / year	381	-	-	-	230	2,058	2,669	38,164

Costs	381	-	-	-	881	2,540	3,802	85,006
Accumulated amortization	-	-	-	-	(651)	(482)	(1,133)	(46,842)
Net book amount at the end of the period / year	381	-	-	-	230	2,058	2,669	38,164

(i)
Amortization charge was recognized in the amount of Ps. 27 under "Costs", in the amount of Ps. 87 under "General and administrative expenses" as of March 31, 2021 in the Statements of Income (Note 24) and Ps. 1,987 corresponds to discontinued operations.

12.
Right-of-use assets

The Group’s right-of-use assets as of March 31, 2021 and June 30, 2020 are the following:

	03.31.21	06.30.20
Farmland	3,183	2,744
Offices, shopping malls and other buildings	10	5,572
Communication networks	-	14,896
Machinery and equipment	64	46
Others	778	6,427
Right-of-use assets	4,035	29,685

Non-current	4,035	29,685
Total	4,035	29,685

The depreciation charge of the right-of use-assets is detailed below:

	03.31.21	03.31.20
Farmland	171	80
Offices, shopping malls and other buildings	1,180	566
Communication networks	270	3,271
Others	42	922
Depreciation charge of right-of-use assets (i)	1,663	4,839

(i)
Includes Ps. 1,646 and Ps. 4,722 charged to the result of discontinued operations as of March 31, 2021 and 2020 respectively.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

13.
Biological assets

Changes in the Group’s biological assets and their allocation to the fair value hierarchy nine-month period ended March 31, 2021 and for the year ended June 30, 2020 were as follows:

	Agricultural business
	Sown land-crops		Sugarcane fields	Breeding cattle and cattle for sale	Other cattle	Others	Total as of 03.31.21	Total as of 06.30.20
	Level 1	Level 3	Level 3	Level 2	Level 2	Level 1
Net book amount at the beginning of the period / year	400	1,379	1,391	2,882	39	44	6,135	7,580
Purchases	-	-	-	445	4	-	449	387
Changes by transformation	(507)	507	-	-	-	-	-	-
Initial recognition and changes in the fair value of biological assets (i)	-	7,600	1,054	502	(23)	-	9,133	3,809
Decrease due to harvest	-	(12,425)	(2,955)	-	-	-	(15,380)	(17,555)
Sales	-	-	-	(1,434)	(2)	-	(1,436)	(2,178)
Consumes	-	-	-	-8	-	(6)	(14)	(501)
Costs for the period / year	1,374	10,456	2,217	1,075	23	3	15,148	15,474
Incorporation by business combination	-	-	-	-	-	-	-	84
Foreign exchange loss	(82)	-107	(73)	(32)	-	-	(294)	(965)
Balances at the end of the period / year	1,185	7,410	1,634	3,430	41	41	13,741	6,135

Non-current (Production)	-	-	-	2,922	31	40	2,993	2,381
Current (Consumable)	1,185	7,410	1,634	508	10	1	10,748	3,754
Net book amount at the end of the period / year	1,185	7,410	1,634	3,430	41	41	13,741	6,135

(i)
Biological assets with a production cycle of more than one year (that is, cattle) generated “Initial recognition and changes in fair value of biological assets” amounting to Ps. 479 and Ps. 371 for the nine-month periods ended March 31, 2021 and for the fiscal year ended June 30, 2020, respectively; amounts of Ps. 740 and Ps. 387, was attributable to price changes, and amounts of Ps. (261) and Ps. (16), was attributable to physical changes, respectively.

During the nine-month period ended March 31, 2021, there were transfers between the fair value hierarchies 1 and 3 of grain seeding (due to the degree of phenological growth of the crop) for Ps. 507. There were also no reclassifications between categories thereof.

The fair value less estimated point of sale costs of agricultural produce at the point of harvest (which have been harvested during the period) amount to Ps. 7,620 and Ps. 15,542 for the nine-month period ended March 31, 2021 and the year ended June 30, 2020, respectively.

See information on valuation processes used by the entity in Note 14 to the Annual Financial Statements.

As of March 31, 2021, and June 30, 2020, the better and maximum use of biological assets shall not significantly differ from the current use.

14.
Inventories

Breakdown of Group’s inventories as of March 31, 2021 and June 30, 2020 are as follows:

	03.31.21	06.30.20
Crops	3,024	3,652
Materials and supplies	1,638	1,909
Seeds and fodders	333	372
Sugarcane	-	5
Agricultural inventories	4,995	5,938
Telephones and other communication equipment	-	2,285
Fruit	-	3,662
Others	69	393
Total inventories	5,064	12,278

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

15.
Financial instruments by category

Determining fair values

The present note shows the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line in the Consolidated Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information related to fair value hierarchy refer to Note 15 to the Annual Financial Statements.

Financial assets and financial liabilities as of March 31, 2021 are as follows:

		Financial assets at fair value through profit or loss
	Financial assets at amortized cost	Level 1	Level 2	Level 3	Subtotal financial assets	Non-financial assets	Total
March 31, 2021
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 16)	26,187	-	-	-	26,187	8,953	35,140
Investment in financial assets:
- Public companies’ securities	-	422	-	344	766	-	766
- Bonds	-	2,364	-	-	2,364	-	2,364
- Mutual funds	-	17	-	-	17	-	17
-Others	28	730	-	35	793	-	793
Derivative financial instruments:
- Crops options contracts	-	392	-	-	392	-	392
- Crops futures contracts	-	466	-	-	466	-	466
- Foreign-currency options contracts	-	5	-	-	5	-	5
- Foreign-currency future contracts	-	50	16	-	66	-	66
- Swaps	-	-	26	-	26	-	26
Restricted assets (i)	161	-	-	-	161	-	161
Cash and cash equivalents (excluding bank overdrafts):
- Cash on hand and at bank	3,651	74	-	-	3,725	-	3,725
- Short-term investments	108	9,147	-	-	9,255	-	9,255
Total assets	30,135	13,667	42	379	44,223	8,953	53,176

		Financial liabilities at fair value through profit or loss
	Financial liabilities at amortized cost	Level 1	Level 2	Level 3	Subtotal financial liabilities	Non-financial liabilities	Total
March 31, 2021
Liabilities as per Statement of Financial Position
Trade and other payables (Note 18)	16,317	-	-	-	16,317	5,687	22,004
Borrowings (Note 20)	110,200	-	-	-	110,200	-	110,200
Derivative financial instruments:
- Crops options contracts	-	1,625	142	-	1,767	-	1,767
- Crops futures contracts	-	2,184	-	-	2,184	-	2,184
- Foreign-currency options contracts	-	44	-	-	44	-	44
- Foreign-currency contracts	-	238	16	-	254	-	254
- Swaps	-	-	71	-	71	-	71
Total liabilities	126,517	4,091	229	-	130,837	5,687	136,524

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Financial assets and financial liabilities as of June 30, 2020 were as follows:

		Financial assets at fair value through profit or loss
	Financial assets at amortized cost	Level 1	Level 2	Level 3	Subtotal financial assets	Non-financial assets	Total
June 30, 2020
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 16)	78,190	-	-	-	78,190	23,195	101,385
Investment in financial assets:
- Equity securities in public companies	-	777	311	-	1,088	-	1,088
- Equity securities in private companies	-	-	-	3,938	3,938	-	3,938
- Deposits	1,294	83	-	-	1,377	-	1,377
- Bonds	-	10,590	1,955	-	12,545	-	12,545
- Mutual funds	-	6,031	-	-	6,031	-	6,031
- Others	-	2,995	1,097	314	4,406	-	4,406
Derivative financial instruments:
- Crops futures contracts	-	117	-	-	117	-	117
- Swaps	-	20	-	-	20	-	20
- Crops options contracts	-	22	173	-	195	-	195
- Foreign-currency options contracts	-	-	23	-	23	-	23
- Foreign-currency future contracts	-	-	-	192	192	-	192
- Others	83	-	27	-	110	-	110
Restricted assets (i)	11,026	-	-	-	11,026	-	11,026
Financial assets held for sale
- Clal	-	4,572	-	-	4,572	-	4,572
Cash and cash equivalents (excluding bank overdrafts):
- Cash on hand and at bank	36,593	-	-	-	36,593	-	36,593
- Short-term investments	86,321	13,713	-	-	100,034	-	100,034
Total assets	213,507	38,920	3,586	4,444	260,457	23,195	283,652

		Financial liabilities at fair value through profit or loss
	Financial liabilities at amortized cost	Level 1	Level 2	Level 3	Subtotal financial liabilities	Non-financial liabilities	Total
June 30, 2020
Liabilities as per Statement of Financial Position
Trade and other payables (Note 18)	41,868	-	-	-	41,868	10,669	52,537
Borrowings (Note 21)	566,952	-	-	-	566,952	-	566,952
Derivative financial instruments:
- Crops futures contracts	-	96	-	-	96	-	96
- Forward contracts	-	50	-	-	50	-	50
- Crops options contracts	-	232	68	-	300	-	300
- Foreign-currency options contracts	-	-	129	-	129	-	129
- Swaps	-	-	83	-	83	-	83
- Others	-	-	1,294	27	1,321	-	1,321
Total liabilities	608,820	378	1,574	27	610,799	10,669	621,468

(i)
Corresponds to deposits in guarantee and escrows

The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value, except for borrowings (Note 20). The fair value of payables approximates their respective carrying amounts because, due to their short-term nature, the effect of discounting is not considered significant. Fair values are based on discounted cash flows (Level 3).

The valuation models used by the Group for the measurement of Level 2 and Level 3 instruments are no different from those used as of June 30, 2020.

As of March 31, 2021, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Group.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table. When no quoted prices are available in an active market, fair values (particularly with derivatives) are based on recognized valuation methods.

Description	Pricing model / method	Parameters	Fair value hierarchy	Range
Promissory note	Theoretical price	Price of the underlying (Market price) and volatility of the share (historical) and market interest rate (Libor Curve).	Level 3	Price of the underlying 3 to 4. Volatility of the share 57% to 77%. Market interest rate 0.75% to 1.25%
Investments in financial assets - Other private companies’ securities	Cash flow / NAV - Theoretical price
Projected revenue discounted at the discount rate /
The value is calculated in accordance with shares in the equity funds on the basis of their Financial Statements, based on fair value or investments assessments.
			Level 3	1 - 3.5
Derivative financial instruments – Forwards	Theoretical price	Underlying asset price and volatility	Level 2 and 3	-
Series E preferred shares of Condor	Theoretical price	Price of the underlying (Market price) and volatility of the share (historical) and market interest rate (Libor Curve).	Level 3	Price of the underlying 3 to 4. Volatility of the share 57% to 77%. Market interest rate 0.75% to 1.25%

The following table presents the changes in Level 3 instruments as of March 31, 2021 and June 30, 2020:

	Derivative financial instruments – Forwards	Investments in financial assets - Private companies	Investments in financial assets - Others	Investments in financial assets - Public companies	Derivative financial instruments	Total as of 03.31.21	Total as of 06.30.20
Balances at beginning of the period / year	(27)	3,938	314	-	192	4,417	5,609
Additions and acquisitions	-	-	-	-	-	-	47
Transfer to level 1	-	-	-	311	-	311	475
Currency translation adjustment	-	-	(2)	(10)	-	(12)	1,110
Deconsolidation	27	(3,938)	(275)	-	(192)	(4,378)	-
Disposals	-	-	-	-	-	-	(2,149)
(Loss)/ Gain for the period / year (i)	-	-	(2)	43	-	41	(675)
Balances at the end of the period / year	-	-	35	344	-	379	4,417

(i) Included within “Financial results, net” in the Statements of Income.

16.
Trade and other receivables

Group’s trade and other receivables as of March 31, 2021 and June 30, 2020 are as follows:

	03.31.21	06.30.20
Trade, leases and services receivable	20,992	62,166
Less: allowance for doubtful accounts	(809)	(5,212)
Total trade receivables	20,183	56,954
Prepayments	4,395	16,027
Borrowings, deposits and others	3,453	10,345
Guarantee deposits	2	4
Tax receivables	2,591	2,096
Others	3,707	10,747
Total other receivables	14,148	39,219
Total trade and other receivables	34,331	96,173

Non-current	9,301	36,992
Current	25,030	59,181
Total	34,331	96,173

The fair value of current trade and other receivables approximate their respective carrying amounts due to their short-term nature, as the impact of discounting is not considered significant. Fair values are based on discounted cash flows (Level 3).

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Movements on the Group’s allowance for doubtful accounts were as follows:

	03.31.21	06.30.20
Beginning of the period / year	5,212	3,663
Incorporation by business combination	-	(244)
Additions (i)	606	1,463
Recovery (i)	(217)	(153)
Currency translation adjustment	(244)	1,494
Receivables written off during the period / year as uncollectable	(25)	(975)
Deconsolidation	(4,185)	(27)
Inflation adjustment	(272)	(33)
Transfers to assets held for sale	(66)	24
End of the period / year	809	5,212

(i)
The creation and release of the allowance for doubtful accounts have been included in “Selling expenses” in the Statement of Income (Note 24).

17.
Cash flow and cash equivalent information

Following is a detailed description of cash flows generated by the Group’s operations for the nine-month periods ended March 31, 2021 and 2020:

	Note	03.31.21	03.31.20
Loss for the period		(9,231)	(10,589)
Profit from discontinued operations		8,102	1,068
Adjustments for:
Income tax	21	2,924	4,503
Amortization and depreciation	24	541	586
Gain from disposal of trading properties		(4)	-
Net loss / (gain) from fair value adjustment of investment properties		6,787	(3,141)
Changes in the fair value of investments in financial assets		(3,985)	(737)
Gain from disposal of subsidiary and associates		(684)	-
Financial results, net		(9,913)	22,100
Provisions and allowances		45	1,025
Share of loss / (profit) of associates and joint ventures	7	2,059	(836)
(Gain) / Loss from repurchase of Non-convertible Notes		(30)	1
Changes in net realizable value of agricultural products after harvest		(271)	(502)
Unrealized initial recognition and changes in fair value of biological assets and agricultural products at the point of harvest		(9,608)	(4,719)
Unrealized gain from derivative financial instruments		3,009	(234)
Other operating results		102	40
Gain from disposal of farmlands		(103)	(461)

Changes in operating assets and liabilities:
Decrease in inventories		969	3,068
Decrease / (Increase) in trading properties		468	(643)
Decrease in biological assets		3,007	2,443
Increase in restricted assets		-	(1,481)
(Increase) / Decrease in trade and other receivables		(1,815)	7,833
Increase / (Decrease) in trade and other payables		154	(7,170)
Decrease in salaries and social security liabilities		(313)	(759)
Decrease in provisions		(92)	(155)
Increase in lease liabilities		217	60
Net variation in derivative financial instruments		1,044	114
Increase in right of use		(1,117)	(735)
Net cash (used in)/ generated from continuing operating activities before income tax paid		(7,738)	10,679
Net cash generated from discontinued operating activities before income tax paid		2,923	26,879
Net cash (used in)/ generated from operating activities before income tax paid		(4,815)	37,558

The following table presents a detail of significant non-cash transactions occurred in the nine-month periods ended March 31, 2021 and 2020:

	03.31.21	03.31.20
Dividends not collected	40	(77)
Decrease in property, plant and equipment through an increase in investment properties	105	-
Decrease in participation in subsidiaries, associates and joint ventures due to currency translation adjustment	-	802
Increase in investment properties through an increase in trade and other payables	-	850
Increase in investments in associates and joint ventures through a decrease in investments in financial assets	-	745
Increase in intangible assets through an increase in trade and other payables	-	1,813
Increase in investments in financial assets through a decrease in investments in associates and joint ventures	-	(4,851)
Increase of rights of use through a decrease of property, plant and equipment	-	1,131
Increase in trading properties through an increase in borrowings	95	-
Increase in intangible assets through a decrease in investment in associates	679	-
Increase in other reserves through an increase in participation in subsidiaries, associates and joint ventures	1,686	-
Distribution of dividends on shares	-	(7)
Increase in equity through an increase in investment properties	68	-
Increase in deferred tax liability through an increase in investment properties	22	-
Decrease in property, plant and equipment through an increase in tax payables	54	-

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following table presents the balances disposed because of the loss of control of IDBD:

09.30.20
Investment properties	105,943
Property, plant and equipment	43,252
Trading properties	6,931
Intangible assets	32,938
Right-of-use assets	23,301
Investments in associates and joint ventures	43,661
Deferred income tax assets	512
Income tax credit	384
Restricted assets	7,571
Trade and other receivables	63,715
Investments in financial assets	28,519
Derivative financial instruments	332
Inventories	4,246
Group of assets held for sale	49,596
Borrowings	(383,335)
Lease liabilities	(21,357)
Deferred income tax liabilities	(14,656)
Trade and other payables	(28,648)
Income tax liabilities	(537)
Provisions	(6,394)
Employee benefits	(562)
Derivative financial instruments	(562)
Salaries and social security liabilities	(3,990)
Group of liabilities held for sale	(25,962)
Net value of incorporated assets that do not affect cash	(75,102)
Cash and cash equivalents	(130,983)
Non-controlling interest	(56,347)
Net value of disposal assets	(262,432)

18.
Trade and other payables

Group’s trade and other payables as of March 31, 2021 and June 30, 2020 were as follows:

	03.31.21	06.30.20
Trade payables	9,684	30,661
Advances from sales, leases and services	3,133	2,670
Construction obligations	-	551
Accrued invoices	1,589	1,653
Deferred income	-	192
Admission fees	969	1,377
Deposits in guarantee	162	137
Total trade payables	15,537	37,241
Dividends payable to non-controlling interests	-	481
Tax payables	1,587	1,009
Management fees	-	257
Others	4,880	13,549
Total other payables	6,467	15,296
Total trade and other payables	22,004	52,537

Non-current	2,374	4,042
Current	19,630	48,495
Total	22,004	52,537

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

19.
Provisions

The table below shows the movements in the Group's provisions categorized by type:

	Legal claims (i)	Investments in associates and joint ventures (ii)	Sited dismantling and remediation	Other provisions	Total as of 03.31.21	Total as of 06.30.20
Beginning of period / year	3,420	23	606	3,442	7,491	18,891
Additions	68	-	25	100	193	681
Contributions	-	-	-	-	-	77
Decreases	(36)	(17)	-	-	(53)	-
Inflation adjustment	(88)	-	-	-	(88)	(109)
Recovery	-	-	-	-	-	(24)
Transfers	(12)	-	-	-	(12)	-
Share of profit/ (loss) in associates and joint ventures	-	5	-	-	5	(10,100)
Deconsolidation	(2,788)	-	(588)	(3,018)	(6,394)	-
Currency translation adjustment	(219)	-	(43)	(499)	(761)	643
Used during the period / year	(77)	-	-	(25)	(102)	(2,568)
End of period / year	268	11	-	-	279	7,491

Non-current					136	4,184
Current					143	3,307
Total					279	7,491

(i)
Additions and recovery are included in "Other operating results, net".
(ii)
Corresponds to the investment Puerto Retiro, company with negative equity. The increase and recovery is included in "Share of profit of associates and joint ventures "

There were no significant changes to the processes mentioned in Note 21 to the Annual Financial Statements.

20.
Borrowings

The breakdown and fair value of the Group’s borrowings as of March 31, 2021 and June 30, 2020 was as follows:

	Book value		Fair value
	03.31.21	06.30.20	03.31.21	06.30.20
Non-convertible notes	83,751	464,367	77,554	374,786
Bank loans	14,902	94,604	15,049	79,808
Bank overdrafts	9,711	5,798	9,711	5,798
Others	1,836	2,183	1,836	2,183
Total borrowings	110,200	566,952	104,150	462,575

Non-current	60,543	433,760
Current	49,657	133,192
Total	110,200	566,952

Issuance of CRESUD Non-convertible Notes

On August 31, 2020, the seventeenth Series of Notes public tender was carried out, within the framework of the Program approved by the Shareholders Meeting, for up to US$ 500. The main characteristics of the issuance are detailed bellow:

● Series XXX: denominated in dollars and payable in pesos at the applicable exchange rate, as defined in the issuance documents, with a nominal value of US$ 25.0 at a fixed rate of 2.0%, maturing 36 months from the date of issuance with quarterly payments and principal expiring at maturity. The issue price was 100.0% of Nominal Value. Proceeds will be mainly used for debt refinancing.

Issuance of IRSA Non-convertible Notes

On July 21, 2020, subsequently to the closing of the fiscal year, the Company issued US$ 38.4 Non-convertible Notes in the local market through the following instruments:

● Ps. 335.2 (equivalent to US$ 4.7) Series VI NCNs denominated and payable in Argentine pesos at a variable rate (Private Badlar) + 4.0%, with interest accruing on a quarterly basis. The principal amount is repayable in two

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

installments: the first one -equal to 30% of the par value of the notes- payable on the date that is 9 (nine) months after the Issue and Settlement Date and the second installment -equal to 70% of the par value of the notes- payable on the relevant due date, i.e. July 21, 2021. Notes were issued at 100% of their par value.

● US$ 33.7 Series VII NCNs denominated in US$ and payable in Argentine pesos at the applicable exchange rate, at a fixed 4.0% rate, with interest accruing on a quarterly basis. Repayment of capital is due on January 21, 2021. Notes were issued at 100% of their par value. The proceeds were used to refinance short-term indebtedness. On January 21, 2021, the commitments of this note were cancelled.

On March 31, 2021, the Company issued USD 65.5 Non-convertible Notes in the local market. The main characteristics of the issue are detailed below:

●
Series X: denominated and payable in pesos for ARS 701.6 (equivalent at the time of issuance to USD 7.6) at a variable rate (private BADLAR + 5.0%) with quarterly payments. The principal will be paid on the due date, March 31, 2022. Price of issuance was 100.0% of the nominal value.

●
Series XI: denominated in USD and payable in ARS at the applicable exchange rate for USD 15.8 at a fixed rate of 5.0%, with semiannual payments plus, if applicable, the Premium Factor in the first year (as defined in the corresponding Prospectus Supplement) and principal expiring on March 31, 2024. Price of issuance was 98.39% of the nominal value (IRR 5.6%).

●
Series XII: denominated in UVA and payable in ARS at the applicable UVA value for UVA 53.8 (equivalent at the time of issuance to ARS 3,868.2 and USD 42.1) at a fixed rate of 4.0%, with semiannual payments and principal expiring on March 31, 2024. Price of issuance was 100.0% of the nominal value.

Payment of IRSA’s non-convertible notes

On July 20, 2020, the Company paid the twentieth interest installment and the principal installment of the US$ 75 Series II Non-convertible Notes issued on July 20, 2010.

On August 6, 2020, the Company paid the second interest installment and the principal installment of the US$ 47 Series II Non-convertible Notes issued on August 6, 2019.

Payment of IRSA CP’s Series IV Non-convertible Notes

On September 14, 2020, IRSA Propiedades Comerciales cancelled the Class IV Notes for a total of US$ 140.

Notes Issuance – Exchange Offer Series XXIV Notes - BCRA “A” 7106 Communication

On November 12, 2020, the company carried out an exchange operation of its Series XXIV Notes, for a nominal value of US$ 73.6.

Nominal Value of Existing Notes presented and accepted for the Exchange (for both Series): approximately US$ 65.1 which represents 88.41% acceptance, through the participation of 1,098 orders.

●
Series XXXI: Face Value of Existing Notes presented and accepted for the Exchange: approximately US$ 30.8.

Nominal Value to be Issued: approximately US$ 1.3.

Issuance Price: 100% nominal value.

Maturity Date: It will be November 12, 2023.

Consideration of the Exchange Offer: eligible holders whose existing notes have been accepted for the Exchange by the Company, will receive for every US$ 1 submitted to the Exchange, the accrued interest of the existing notes until the settlement and issue date and the following:
■
A sum of money of approximately US$ 29.4 for repayment of capital of such existing notes presented to the Exchange, in cash, in United States Dollars, which will be equivalent to US$ 0.95741755 for each US$ 1 of existing notes presented to the Exchange; and
■
The remaining amount until completing 1 US$ for each 1 US$ of existing notes presented to the Exchange, in notes Series XXXI.

Annual Nominal Fixed Interest Rate: 9.00%.

Amortization: The capital of the Series XXXI Notes will be amortized in 3 annual installments (33% of the capital on November 12, 2021, 33% of the capital on November 12, 2022, 34% of the capital on the maturity date of Series XXXI).

Interest Payment Dates: Interest will be paid quarterly for the expired period as of the issue and settlement date.

Payment Address: Payment will be made to an account at Argentine Securities Commission in the Autonomous City of Buenos Aires

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

●
Series XXXII: Face Value of Existing Notes presented and accepted for the Exchange: approximately US$ 34.3.

Nominal Value to be Issued: approximately US$ 34.3.

Issuance Price: 100% nominal value.

Maturity Date: It will be November 12, 2022.

Consideration of the Exchange Offer: the eligible holders whose existing notes have been accepted for the Exchange by the Company, will receive Series XXXII Notes for 100% of the capital amount presented for exchange and accepted by the Company and the accrued interest of the existing notes until the settlement and issue date.

Early Bird: will consist of the payment of US$ 0.02 for each US$ 1 of existing notes delivered and accepted in the Exchange on or before the deadline date to Access the Early Bird. Said consideration will be paid in Pesos on the issue and settlement date according to the exchange rate published by Communication “A” 3500 of the Central Bank of Argentina on the business day prior to the expiration date of the Exchange, which is Ps. 79.3433 for each US$ 1 of Existing Notes delivered and accepted in the Exchange.

Annual Nominal Fixed Interest Rate: 9.00%.

Amortization: The capital of the Series XXXII Notes will be amortized in one installment on the maturity date.

Interest Payment Dates: Interest will be paid quarterly for the expired period from the issuance and settlement date.

Payment Address: Payment will be made to an account at Argentine Securities Commission in New York, United States, for which purpose the Company will make US dollars available to an account reported by the Argentine Securities Commission in said jurisdiction.

Cancellation Cresud’s Series XXIV Notes

In relation to the Exchange Offer ended on November 10, 2020, and as a result of the settlement of said Exchange, on November 16, 2020, the Company made a partial cancellation for a V.N. of US$ 65 of Negotiable Obligations Class XXIV. After the cancellation the V.N. in circulation was US$ 8, which was paid in full on November 16, 2020.

Exchange of IRSA’s debentures

On November 12, 2020, the company carried out an exchange operation of its Series I Notes, for a nominal value of US$ 181.5.

Nominal Value of Existing Notes presented and accepted for the Exchange (for both Series): approximately US$ 178.5 which represents 98.31% acceptance, through the participation of 6,571 orders.

●
Series VIII: Face Value of Existing Notes presented and accepted for the Exchange: approximately US$ 104.3.


Nominal Value to be Issued: approximately US$ 31.7.


Issuance Price: 100% nominal value.


Maturity Date: It will be November 12, 2023.


Consideration of the Exchange Offer: eligible holders whose existing notes have been accepted for the Exchange by the Company, will receive for every US$ 1 submitted to the Exchange, the accrued interest of the existing notes until the settlement and issue date and the following:

■
A sum of money of approximately US$ 72,6 for repayment of capital of such existing notes presented to the Exchange, in cash, in United States Dollars, which will be equivalent to US$ 0.69622593 for each US$ 1 of existing notes presented to the Exchange; and

■
The remaining amount until completing 1 US$ for each 1 US$ of existing notes presented to the Exchange, in notes Series VIII.


Annual Nominal Fixed Interest Rate: 10.00%.


Amortization: The capital of the Series VIII Notes will be amortized in 3 annual installments (33% of the capital on November 12, 2021, 33% of the capital on November 12, 2022, 34% of the capital on the maturity date of Series VIII).


Interest Payment Dates: Interest will be paid quarterly for the expired period as of the issue and settlement date.


Payment Address: Payment will be made to an account at Argentine Securities Commission in the Autonomous City of Buenos Aires

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

●
Series IX: Face Value of Existing Notes presented and accepted for the Exchange: approximately US$ 74.2.


Nominal Value to be Issued (together with the Face Value to be issued as a result of the cash subscription): approximately US$ 80.7 .


Issuance Price: 100% nominal value.


Maturity Date: It will be March 1, 2023.


Consideration of the Exchange Offer: the eligible holders whose existing notes have been accepted for the Exchange by the Company, will receive Series IX Notes for 100% of the capital amount presented for exchange and accepted by the Company and the accrued interest of the existing notes until the settlement and issue date.


Early Bird: will consist of the payment of US$ 0.02 for each US$ 1 of existing notes delivered and accepted in the Exchange on or before the deadline date to Access the Early Bird. Said consideration will be paid in Pesos on the issue and settlement date according to the exchange rate published by Communication “A” 3500 of the Central Bank of Argentina on the business day prior to the expiration date of the Exchange, which is Ps. 79.3433 for each US$ 1 of Existing Notes delivered and accepted in the Exchange.


Annual Nominal Fixed Interest Rate: 10.00%.


Amortization: The capital of the Series IX Notes will be amortized in one installment on the maturity date.


Interest Payment Dates: Interest will be paid quarterly for the expired period from the issuance and settlement date.


Payment Address: Payment will be made to an account at Argentine Securities Commission in New York, United States, for which purpose the Company will make US dollars available to an account reported by the Argentine Securities Commission in said jurisdiction.

●
Modifications to the Terms of the Existing Notes: Considering that consent has been obtained for an amount greater than 90% of the existing notes capital, the Company has modified and replaced the following essential and non-essential terms and conditions of the existing notes.


By virtue of the implementation of the Proposed Non-Essential Modifications, the entire section of "Certain Commitments" and "Events of Default" is eliminated from the terms and conditions set forth in the prospectus supplements dated May 2, 2019 and dated July 25, 2019 corresponding to the existing notes.


Additionally, pursuant to the implementation of the Proposed Essential Modifications, the following terms and conditions of the Existing Notes are modified and replaced:

■
Expiration Date: It will be March 1, 2023.

■
Interest Payment Dates: will be the same dates reported for Class IX in the Notice of Results.


It is clarified that the terms and conditions of the Series I Notes not modified by the Proposed Essential Modifications and the Proposed Non-Essential Modifications will maintain their full validity.


The implementation of the Proposed Essential Modifications and Proposed Non-Essential Modifications were approved by the Board of Directors, on November 11, 2020.

●
Repayment Series I: In relation to the Exchange Offer ended on November 10, 2020, on November 12, 2020, IRSA made a partial repayment of Series I Notes for a Nominal Value of USD 178.5, after the partial repayment the Nominal Value under circulation was USD 3.1 and due to the fact that the necessary percentage for the change of conditions for Series I was reached, then the expiration date was modified, among others, until March 1, 2023, so Series I remains for USD 3.1 until the new maturity, and the payment of interest replicates to Series IX.

Loan to related party

On October 23, 2020, Dolphin Netherlands has granted a loan to Yad Leviim Ltd. in a principal amount of US$ 16,250,000 at a rate interest of 5% per year. Then, on December 17, Dolphin Netherlands assigned the receivable to Tyrus S.A., partially canceling the current loan agreement between both companies. Yad Leviim Ltd. is a company controlling by Eduardo Elsztain.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

21.
Taxation

The details of the Group’s income tax, is as follows:

	03.31.21	03.31.20
Current income tax	(579)	(1,048)
Deferred income tax	(2,345)	(3,448)
Minimum Presumed Income Tax	-	(7)
Income tax from continuing operations	(2,924)	(4,503)

Below is a reconciliation between income tax recognized and the amount which would result from applying the prevailing tax rate on profit before income tax for the nine-month periods ended March 31, 2021 and 2020:

	03.31.21	03.31.20
Tax calculated at the tax rates applicable to profits in the respective countries	(801)	5,239
Permanent differences:
Share of loss of joint ventures and associates	618	19
Tax rate differential	3,159	1,918
Provision for unrecoverability of tax loss carry-forwards / Unrecognized tax loss carry-forwards	(3,078)	(5,170)
Non-taxable profit, non-deductible expenses and others	(839)	(1,024)
Tax inflation adjustment	(8,759)	(7,381)
Fiscal transparency	671	146
Inflation adjustment permanent difference	6,105	1,750
Income tax from continuing operations	(2,924)	(4,503)

The gross movement in the deferred income tax account is as follows:

	03.31.21	06.30.20
Beginning of period / year	(65,713)	(76,377)
Deconsolidation	14,144	19,327
Currency translation adjustment	1,702	2,583
Revaluation surplus	(381)	276
Reserve for changes of non-controlling interest	(375)	104
Business combination and other assets held for sale	-	(1,612)
Charged to the Statement of Income	(2,094)	(10,014)
End of the period / year	(52,717)	(65,713)

Deferred income tax assets	279	1,255
Deferred income tax liabilities	(52,996)	(66,968)
Deferred income tax liabilities, net	(52,717)	(65,713)

22.
Revenues

	03.31.21	03.31.20
Crops	8,461	10,909
Sugarcane	3,253	3,547
Cattle	1,772	1,811
Supplies	1,320	1,025
Consignment	462	491
Advertising and brokerage fees	793	696
Agricultural rental and other services	489	649
Other	416	234
Income from sales and services from agricultural business	16,966	19,362
Trading properties and developments	835	965
Rental and services	7,573	13,622
Hotel operations, tourism services and others	672	2,748
Income from sales and services from urban properties and investment business	9,080	17,335
Total revenues	26,046	36,697

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

23.
Costs

	03.31.21	03.31.20
Other operative costs	25	27
Cost of property operations	25	27
Crops	8,734	9,191
Sugarcane	2,479	3,136
Cattle	1,434	1,483
Supplies	953	864
Consignment	740	167
Advertising and brokerage fees	508	438
Agricultural rental and other services	133	629
Cost of sales and services from agricultural business	14,981	15,908
Trading properties and developments	783	637
Rental and services	2,949	4,521
Hotel operations, tourism services and others	724	1,549
Cost of sales and services from sales and services from urban properties and investment business	4,456	6,707
Total costs	19,462	22,642

24.
Expenses by nature

The Group discloses expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosures regarding expenses by nature and their relationship to the function within the Group.

	Production costs	Costs (i)	General and administrative expenses	Selling expenses	Total as of 03.31.21	Total as of 03.31.20

Cost of sale of goods and services	-	2,180	-	-	2,180	838
Supplies and labors	12,364	73	-	140	12,577	10,097
Change in agricultural products and biological assets	-	10,691	-	-	10,691	11,407
Salaries, social security costs and other personnel expenses	559	2,069	1,489	223	4,340	5,070
Depreciation and amortization	1,191	345	188	8	1,732	1,775
Fees and payments for services	36	2,161	289	280	2,766	3,247
Maintenance, security, cleaning, repairs and others	91	1,119	279	2	1,491	2,401
Advertising and other selling expenses	-	268	-	40	308	777
Taxes, rates and contributions	41	352	106	1,138	1,637	1,790
Interaction and roaming expenses	-	29	-	-	29	99
Director's fees	-	-	872	-	872	628
Leases and service charges	8	115	34	13	170	211
Allowance for doubtful accounts, net	-	-	-	33	33	209
Freights	87	13	4	613	717	1,324
Bank expenses	-	1	81	1	83	97
Conditioning and clearance	-	-	-	108	108	196
Travelling, library expenses and stationery	48	24	35	14	121	217
Other expenses	723	22	38	7	790	966
Total as of 03.31.21	15,148	19,462	3,415	2,620	40,645	-
Total as of 03.31.20	11,748	22,642	3,625	3,334	-	41,349

(i)
Includes Ps. 25 and Ps. 27 of other agricultural operating costs as of March 31, 2021 and 2020, respectively.

25.
Other operating results, net

	03.31.21	03.31.20
(Loss)/ gain from commodity derivative financial instruments	(3,951)	563
Gain/ (loss) from disposal of subsidiaries and associates	695	(8)
Donations	(111)	(102)
Lawsuits and other contingencies	(49)	(130)
Interest generated by operating credits	2,832	1,604
Others	(167)	155
Total other operating results, net	(751)	2,082

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

26.
Financial results, net

	03.31.21	03.31.20
Financial income
Interest income	328	269
Dividends income	-	14
Total financial income	328	283
Financial costs
Interest expense	(8,673)	(10,129)
Result for debt swap	(3)	-
Other financial costs	(866)	(666)
Total financial costs	(9,542)	(10,795)
Capitalized finance costs	399	133
Total finance costs	(9,143)	(10,662)
Other financial results:
Foreign exchange, net	3,305	(11,341)
Fair value gain/ (loss) of financial assets and liabilities at fair value through profit or loss	8,004	(1,417)
(Loss)/ gain from repurchase of Non-convertible notes	(164)	124
(Loss) / gain from derivative financial instruments (except commodities)	(951)	16
Others	(70)	-
Total other financial results	10,124	(12,618)
Inflation adjustment	15	127
Total financial results, net	1,324	(22,870)

27.
Related party transactions

The following is a summary of the balances with related parties as of March 31, 2021 and June 30, 2020:

Item	03.31.21	06.30.20
Trade and other receivables	2,330	1,420
Investments in financial assets	248	364
Trade and other payables	(255)	(441)
Borrowings	(725)	(283)
Total	1,598	1,060

Related party	03.31.21	06.30.20	Description of transaction	Rubro
Condor	344	325	Public companies' securities	Investments in financial assets
	265	-	Loans granted	Trade and other receivables
	35	39	Others	Investments in financial assets
	4	-	Other receivables	Trade and other receivables
New Lipstick LLC	22	22	Reimbursement of expenses	Trade and other receivables
	-	(104)	Borrowings	Borrowings
Other associates and joint ventures	8	114	Leases and/or rights of use receivable	Trade and other receivables
	(3)	-	Leases and/or rights of use to pay	Trade and other payables
	204	275	Dividends receivables	Trade and other receivables
	(2)	-	Contributions pending integration	Trade and other payables
	-	11	Management fees receivable	Trade and other receivables
	(131)	-	Non-convertible notes	Investments in financial assets
	(21)	-	Other liabilities	Trade and other payables
	1	-	Equity incentive plan receivable	Trade and other receivables
	80	-	Loans granted	Trade and other receivables
	(637)	(37)	Borrowings	Borrowings
	3	164	Reimbursement of expenses	Trade and other receivables
	12	-	Management fees receivable	Trade and other receivables
	23	-	Other receivables	Trade and other receivables
	(8)	-	Lease liabilities	Trade and other payables
	-	(1)	Reimbursement of expenses to pay	Trade and other payables
Total associates and joint ventures	199	808
CAMSA and its subsidiaries	-	1	Reimbursement of expenses	Trade and other receivables
	-	(257)	Management fee payables	Trade and other payables
Yad Levim LTD	1,528	-	Loans granted	Trade and other receivables
IRSA Real Estate Strategies LP	-	157	Reimbursement of expenses	Trade and other receivables
PBS Real Estate Holdings S.R.L	-	566	Reimbursement of expenses	Trade and other receivables
BHN Vida	-	(70)	Non-convertible notes	Borrowings
Otras partes relacionadas (i)	145	-	Other receivables	Trade and other receivables
	(1)	-	Other payables	Trade and other payables
	(88)	(72)	Borrowings	Borrowings
	15	-	Loans granted	Trade and other receivables
	(29)	-	Management fee payables	Trade and other payables
	15	97	Reimbursement of expenses	Trade and other receivables
	(1)	-	Legal services	Trade and other payables
Total other related parties	1,584	422
IFISA	-	8	Loans granted	Trade and other receivables
Total direct parent company	-	8
Directors and Senior Management	(190)	(183)	Fees	Trade and other payables
	5	5	Advances receivable	Trade and other receivables
Total Directors and Senior Management	(185)	(178)
Total	1,598	1,060

(i)
Includes Estudio Zang, Bergel & Viñes, Museo de los Niños, Hamonet S.A., CAM Communication L.P., Gary Goldstein, Fundación IRSA, Lartiyrigoyen and SAMSA.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following is a summary of the results with related parties for the nine-month periods ended March 31, 2021 and 2020:

Related party	03.31.21	03.31.20	Description of transaction
Agrofy S.A.	-	3	Income from agricultural sales and services
	-	10	Financial operations
BACS	32	58	Leases and/or rights of use
Other associates and joint ventures	(5)	10	Leases and/or rights of use
	-	(177)	Corporate services
	4	46	Financial operations
Total associates and joint ventures	31	(50)
Other related parties (i)	1	6	Leases and/or rights of use
	-	(29)	Fees and remunerations
	(21)	-	Legal services
	-	(26)	Financial operations
	(18)	-	Donations
Total other related parties	(38)	(49)
IFISA	-	6	Financial operations
Total Parent Company	-	6
Directors	-	(61)	Compensation of Directors and senior management
	(530)	(468)	Fees
Senior Management	(24)	(40)	Compensation of Directors and senior management
Total Directors and Senior Management	(554)	(569)
Total	(561)	(662)

(i)
Includes Estudio Zang, Bergel & Viñes, Fundación IRSA, Ramat Hanassi, Austral Gold Argentina S.A., Isaac Elsztain e Hijos, Hamonet S.A., LRSA, New Lipstick, BHN Vida S.A, TGLT S.A. and BHSA.

The following is a summary of the transactions with related parties for the nine-month periods ended March 31, 2021 and 2020:

Related party	03.31.21	03.31.20	Description of transaction
Agrofy Global	-	298	Irrevocable contributions
Quality	22	56	Irrevocable contributions
IBC	-	3,194	Capitalized borrowing
Manibil	-	118	Irrevocable contributions
Others	-	110	Irrevocable contributions
Total contributions	22	3,776
Agro-Uranga S.A.	67	33	Dividends received
Uranga trading	14	-	Dividends received
Condor	-	37	Dividends received
Emco	-	23	Dividends received
Gav-Yam	-	1,806	Dividends received
Nuevo Puerto Santa Fe S.A.	-	51	Dividends received
Shufersal	-	546	Dividends received
Total dividends received	81	2,496
Puerto Retiro	14	-	Capitalized borrowing
TGLT S.A.	-	2,944	Buy and change of shares
Total other transactions	14	2,944

28.
CNV General Resolution N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622, below there is a detail of the notes to this Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 8 - Investment properties
Note 9 - Property, plant and equipment
Exhibit B - Intangible assets	Note 11 - Intangible assets
Exhibit C - Equity investments	Note 7 - Investments in associates and joint ventures
Exhibit D - Other investments	Note 15 - Financial instruments by category
Exhibit E - Provisions	Note 19 - Provisions
Exhibit F - Cost of sales and services provided	Note 29 - Cost of sales and services provided
Exhibit G - Foreign currency assets and liabilities	Note 30 - Foreign currency assets and liabilities

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

29.
Cost of goods sold and services provided

Description	Cost of sales and services from agricultural business (i)	Cost of sales and services from sales and services from urban properties and investment business (ii)	Total as of 03.31.21	Total as of 03.31.20
Inventories at the beginning of the period / year	8,860	16,049	24,909	23,260
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	4,603	-	4,603	1,789
Changes in the net realizable value of agricultural products after harvest	271	-	271	501
Additions	24	-	24	3,415
Currency translation adjustment	(741)	(5,056)	(5,797)	13,621
Transfers	101	-	101	-
Harvest	6,570	-	6,570	7,890
Acquisitions and classifications	7,286	28,222	35,508	43,582
Consume	(2,686)	-	(2,686)	(2,986)
Disposals due to sales	-	(1,118)	(1,118)	(5,200)
Deconsolidation	-	(4,246)	(4,246)	(2,959)
Expenses incurred	3,111	-	3,111	3,237
Inventories at the end of the period / year	(8,463)	(1,720)	(10,183)	(21,132)
Cost as of 03.31.21	18,936	32,131	51,067	-
Cost as of 03.31.20	22,121	42,897	-	65,018

(i)
Includes biological assets (see Note 13).
(ii)
Includes trading properties (see Note 10).

30.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item (3) / Currency	Amount of foreign currency (2)	Prevailing exchange rate (1)	Total as of 03.31.21	Total as of 06.30.20
Assets
Trade and other receivables
US Dollar	89.78	91.80	8,242	6,250
Euros	0.27	107.64	29	1,191
Trade and other receivables related parties
US Dollar	0.04	92.00	4	405
Total Trade and other receivables			8,275	7,846
Investment in financial assets
US Dollar	18.58	91.80	1,706	5,239
New Israel Shekel	19.68	27.54	542	-
Pounds	0.58	126.58	74	106
Total Investment in financial assets			2,322	5,345
Derivative financial instruments
US Dollar	0.29	91.80	27	111
Total Derivative financial instruments			27	111
Cash and cash equivalents
US Dollar	35.88	91.80	3,294	21,040
Euros	-	-	-	2,097
Brazilian Reais	6.97	15.50	108	-
Uruguayan pesos	0.50	1.99	1	-
Total Cash and cash equivalents			3,403	23,137
Total Assets			14,027	36,439

Liabilities
Trade and other payables
US Dollar	46.42	92.00	4,271	19,882
Euros	-	-	-	413
Uruguayan pesos	452.27	1.99	901	-
New Israel Shekel	5.59	27.54	154	-
Total Trade and other payables			5,326	20,295
Borrowings
US Dollar	0.75	92.00	69	124,799
Total Borrowings			69	124,799
Derivative financial instruments
US Dollar	10.09	92.00	928	390
Total Derivative financial instruments			928	390
Total Liabilities			6,323	145,484

(1)
Exchange rates as of March 31, 2021 according to Banco Nación Argentina.
(2)
Considering foreign currencies those that differ from each Group’s subsidiaries functional currency at each period/year-end.
(3)
The Company uses derivative instruments as a complement in order to reduce its exposure to exchange rate movements (Note 15).

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

31.
Groups of assets and liabilities held for sale

The Group has certain assets and liabilities classified as held for sale. The following table presents the main ones:

	03.31.21	06.30.20
Property, plant and equipment	-	49,706
Intangible assets	-	1,855
Investments in associates	-	303
Deferred income tax assets	-	1,102
Income tax credit	-	4
Inventories	-	481
Trade and other receivables	-	3,548
Cash and cash equivalents	-	2,316
Total group of assets held for sale	-	59,315
Trade and other payables	-	14,067
Payroll and social security liabilities	-	674
Employee benefits	-	523
Deferred and current income tax liabilities	-	2,682
Provisions	-	16
Borrowings	-	14,052
Total group of liabilities held for sale	-	32,014
Total net financial assets held for sale	-	27,301

32.
Results from discontinued operations

The results of the discontinued operations include the IDBD / DIC and Carnes Pampeanas operations which were deconsolidated in the current period (see Note 4) and the results of the comparative periods have been reclassified.

	03.31.21	03.31.20
Revenues	38,497	114,056
Costs	(31,630)	(81,860)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	-	119
Gross profit	6,867	32,315
Net loss from fair value adjustment of investment properties	(25)	(3,687)
General and administrative expenses	(4,029)	(10,092)
Selling expenses	(4,258)	(14,423)
Impairment of associate	-	(3,344)
Other operating results, net (i)	(2,323)	24,825
(Loss)/ profit from operations	(3,768)	25,594
Share of profit of joint ventures and associates	648	1,233
(Loss)/ profit from operations before financing and taxation	(3,120)	26,827
Financial income	481	1,163
Finance costs	(6,235)	(19,032)
Other financial results	408	(9,956)
Inflation adjustment	80	115
Financial results, net	(5,266)	(27,710)
Loss before income tax	(8,386)	(883)
Income tax	284	(185)
Loss for the period from discontinued operations	(8,102)	(1,068)

(Loss)/ profit for the period from discontinued operations attributable to:
Equity holders of the parent	(510)	(4,980)
Non-controlling interest	(7,592)	3,912

Loss per share from discontinued operations attributable to equity holders of the parent:
Basic	(0.964)	(10.123)
Diluted	(0.964)	(10.123)

(i) As of March 31, 2021 corresponds mainly to the loss of control of IDBD by ARS 3,625; As of March 31, 2020, it mainly corresponds to the result from the loss of control of Gav-Yam by ARS 24,806 and the fair value measurement of the remaining investment.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

33.
Other relevant events of the period

Share capital increase

On February 17, 2021, the Company announced the launch of its public offering of shares for up to 90 million shares (or its equivalent 9 million ADS) and 90,000,000 warrants to subscribe for new common shares, to registered holders as of February 19, 2021. Each right corresponding to one share (or ADS) allowed its holder to subscribe 0.1794105273 new ordinary shares and receive free of charge an option with the right to subscribe 1 additional ordinary share in the future. The final subscription price for the new shares was Ps. 70.31 or US$ 0.472 and for the new ADS it was US$ 4.72. The new shares, registered, of Ps. 1 (one peso) of par value each and with the right to one vote per share gives the right to receive dividends under the same conditions as the current shares in circulation.

On March 5, 2021, having finished the pre emptive rights subscription period, the Company's shareholders have subscribed the amount of 87,264,898 new additional shares, that is 97% of the shares offered, and have requested through the accretion right 26,017,220 additional new shares, for which 2,735,102 new shares will be issued, completing the total issuance of 90,000,000 new shares (or their equivalent in ADSs) offered. Likewise, 90,000,000 options will be issued that will entitle the holders through their exercise to acquire up to 90,000,000 additional new shares.

Likewise, 90,000,000 options were issued that will empower shareholders through their exercise to acquire up to 90,000,000 new shares. The exercise price of the warrants will be US$ 0.566. The warrants may be exercised quarterly from the 90th day of their issuance on the 17th to the 25th (inclusive) of the months of February, May, September, and November of each year (provided that dates are business days in the city of New York and in the Autonomous City of Buenos Aires) until their expiration 5 years from the date of issue. These options have been considered as equity instruments.

The Company received all the funds in the amount of US $ 42.5 and issued the new shares, increasing the capital share to 591,642,804 million.

Public offering of shares issued by BrasilAgro

On January 25, 2021, our subsidiary BrasilAgro announced that the Board of Directors approved the public offering of primary and secondary distribution of shares with restricted placement efforts. In accordance with CVM Instruction 476 (“Restricted Offer”), with the primary public distribution of 20,000,000 new shares (“Primary Offer”). In addition, the number of shares initially offered could, at the discretion of the Company, Autonomy Luxembourg One, as selling shareholder ("Selling Shareholder") and the coordinators of the offering, by mutual agreement, approved an increase of up to 27.35 % of the total shares initially offered, that is, up to 5,470,710 shares held by the Selling Shareholder, under the same conditions and for the same price of the shares initially offered, which will be used to meet any excess demand that may be found when the Price per Share is set ("Secondary Offer" and "Additional Shares", respectively). BrasilAgro will not receive funds as a result of the Secondary Offer, as these funds belong entirely to the Selling Shareholder.

The Restricted Offer was carried out in Brazil, in an unorganized OTC market, under the coordination of the BTG Pactual Bank of XP Investimentos, in the area of the Restricted Offer, and simultaneously efforts were made to place shares abroad by BTG Pactual. Capital of the United States.

With the completion of the Restricted Offer procedures, the 20,000,000 shares offered in the Primary Offer and 2,735,355 shares in the Secondary Offer were traded, with a price per share set at R$ 22.00. The resources received in the Primary Offer represent an increase of R$ 440 thousand in the Company's capital stock, which will go from R $699,811 to R$ 1,139,811, divided into 82,104,301 ordinary shares, all registered, registered and without value nominal.

The funds will be used to: (i) acquire assets in Bolivia, (ii) acquire land for exploration and development of agricultural properties, and (iii) businesses to optimize and leverage the operating activities of the Company.

Cresud participated in the aforementioned increase to maintain its ownership interest, during the secondary issuance none of the remaining shareholders supposes any indication that Cresud does not have control over its subsidiary.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Economic context in which the Group operates

The Group does business in a complex framework due to the macroeconomic conditions, whose main variables have recently shown high volatility, and also due to regulatory, social and political conditions, both at a national and international level.

Its operating income may be affected by fluctuations in the inflation index and the argentine peso exchange rate against other currencies, mainly the dollar, variations in interest rates which have an impact on the cost of capital, changes in government policies, capital control and other political or economic developments both locally and internationally.

In December 2019, a new coronavirus strain (SARS-COV-2), causing a severe acute respiratory syndrome (COVID-19), appeared in Wuhan, China. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic. In response, countries have taken extraordinary actions intended to prevent the spread of the virus, including, travel bans, border shutdowns, closing of non-essential businesses, instructions to residents to practice social distancing and implementation of lockdowns, among others. The ongoing pandemic and these extraordinary governmental actions are affecting the worldwide economy and have rendered global financial markets highly volatile.

On March 3, 2020, the first case of COVID-19 was registered in the country and as of today, more than 3,000,000 cases of infections had been confirmed in Argentina, by virtue of which the Argentinian Government implemented a series of health measures of social, preventive and mandatory isolation at the national level with the closure of non-essential activities, including shopping centers, as well as the suspension of flights and border closures, for much of the year 2020. Since October 2020, a large part of the activities began to become more flexible, in line with a decrease in infections, although as of April 16, 2021, because of the sustained increase in the cases registered, the National Government, through Decrees 241/2021 and 287/2021, established restrictions on night activity and the closure of shopping centers in Buenos Aires Metropolitan Área until May 21 inclusive, keeping 44% of the Company’s portfolio operative in GLA terms.

These measures have significantly affected Argentine companies, which have faced drops in income and the deterioration of their flow of payments. In this context, the Argentine Government announced several actions intended to tackle the financial crisis of the companies adversely affected by the COVID-19 pandemic. In addition to the stagnation of the Argentine economy, there is an international crisis caused by the COVID-19 pandemic. In this scenario, a strong contraction of the Argentine economy was evidenced.

At the local environment, the following circumstances may be noted:

●
In February 2021, an indicator called “Monthly Estimator of Economic Activity” (“EMAE”) reported by the National Institute of Statistics and Censuses (“INDEC”), registered a variation of (2.6%) compared to the same month of 2020, and from (1.0%) compared to the previous month.
●
The annual inflation reached 42.65% in 2020. The market expectations survey prepared by Central Bank in March 2021, called the Market Expectations Survey (“REM” in Spanish), estimates a retail inflation of 46.0% for 2021. The analysts who participate in the REM foresee that in 2021 economic activity will rebound in activity, reaching an economic growth of 6.7%.
●
In the period from March 2020 to March 2021, the argentine peso depreciated 42.7% compared to the US dollar at the average wholesale exchange rate quoted by Banco de la Nación Argentina. Given the exchange restrictions in force since August 2019, as of March 31, 2021 the exchange gap between the official peso/US dollar exchange rate and the peso/US dollar exchange rate offered in the black market is almost 70%. This has an impact on the level of economic activity and detrimentally affects the reserves of the of the Argentine Central Bank. In addition, the current foreign exchange restrictions or those that may be imposed in the future may impair the Company’s ability to access the Sole Free FX Market (Mercado Único Libre de Cambio or MULC) to purchase the currency required to meet its financial obligations.

On February 25, 2021, the Argentine Central Bank published Communication “A” 7230 which establishes that those who register financial debts with capital maturities in foreign currency scheduled between 04.01.2021 and 12.31.2021, must submit to the Argentine Central Bank a refinancing plan based on the following criteria: (a) that the net amount for which the exchange market will be accessed in the original terms will not exceed 40% of the principal amount due in the indicated period above, and (b) that the rest of the capital is, at least, refinanced with a new external debt with an average life of 2 years, provided that the new debt is settled in the exchange market. In the case of the Company, the maturity of the Class XXV Notes due on July 11, 2021 for a nominal value of US$ 59.6 million is part of this regulation, as well as other bank debts.

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PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

COVID-19 PANDEMIC

As described in the note on the economic context in which the Group operates, the COVID-19 pandemic is adversely impacting both the global economy and the Argentine economy and the Group's business.

The current estimated impacts of the COVID-19 pandemic on the Company as of the date of these financial statements are set out below:

●
Cresud and its subsidiary BrasilAgro continued to operate normally during the pandemic as it was the essential agricultural activity in the provision of food.
●
During the third quarter of fiscal year 2021, the Group's shopping malls have operated under strict protocols and a gradual, although sustained, recovery of activity was evidenced since the reopening in October 2020. After the closing, by Decrees 241 / 2021 and 287/2021 of the National Executive Power, the shopping malls of the Metropolitan Area of Buenos Aires suspended their operations from April 16th to May 21st, inclusive, operating only those activities considered essential such as pharmacies, supermarkets and banks.
●
In relation rental of offices, although most of the tenants are working in the home office mode, they are operational with strict safety and hygiene protocols. To date, we have registered a slight increase in vacancies, although we have not evidenced a deterioration in collections.
●
La Rural, the Buenos Aires and Punta del Este Convention Centers and the DIRECTV Arena stadium, establishments that the Group owns directly or indirectly, remain closed since March 20, 2020.
●
The Libertador and Intercontinental hotels in Buenos Aires City have been operating since December 2020 with low occupancy levels. Llao Llao Resort, in Bariloche City, was able to operate during the quarter with average occupancy levels because of domestic tourism.

Regarding the financial debt of the Group in the next 12 months:

●
Cresud faces the maturity of its Class XXVIII in April 2021 for a nominal value of US$ 27.5, Classes XXV and XXVII in July 2021 for a nominal value of US$ 59.6 and US$ 5.7 respectively and Class XXIX in December 2021 for a nominal value of US$ 83.0. Likewise, Cresud has bank overdrafts for US$ 23.2 and other bank debt for US$ 38.3. As of March 31, it had a liquidity position of approximately US$ 35.8.

●
The subsidiary IRSA faces the maturity of its Class IV notes for a nominal value of USD 46.5 due on May 21, 2021 (net of repurchases), Class VI notes for a nominal value of ARS 335 (equivalent to USD 3.7) due July 21, 2021, Class VIII notes for a nominal value of USD 10.5 (33% of the capital) maturing on November 12, 2021, Class VII notes for a nominal value of USD 33.7 due on January 21, 2022, Class X notes for a nominal value of ARS 701.5 (equivalent to USD 7.6) due March 31, 2022, bank overdrafts for an equivalent of USD 4.0 and other banking debt for USD 13.7. For its part, IRSA PC does not have short-term debt maturities, except bank overdrafts for an equivalent of USD 62.5 and other banking debt for USD 11.7.

●
It is important to mention that IRSA has approved with IRSA PC a credit line for up to the sum of USD 180 for 3 years, of which as of March 31, 2021 IRSA used approximately USD 72.1, leaving the balance available. Likewise, IRSA PC has a cash position and equivalents (including current financial investments) as of March 31, 2021 of approximately USD 95.5.

The final extent of the Coronavirus outbreak and its impact on the country's economy is unknown and difficult to fully predict. However, although it has produced significant short-term effects, they are not expected to affect business continuity and the Company’s ability to meet financial commitments for the next twelve months.

The Company is closely monitoring the situation and taking all necessary measures to preserve human life and the Group's businesses.

Véase nuestro informe de fech/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

34.
Subsequent events

Share capital increase of IRSA

On April 12, 2021, the Company announced the launch of its public offering of shares for up to 80 million shares (or its equivalent 8 million GDS) and 80 million warrants to subscribe for new common shares, to registered holders as of April 16, 2021. Each right corresponding to one share (or GDS) allowed its holder to subscribe 0.1382465082 new ordinary shares and receive free of charge an option with the right to subscribe 1 additional ordinary share in the future. The final subscription price for the new shares was ARS 58.35 or USD 0.36 and for the new GDS it was USD 3.60. The new shares, registered, of ARS 1 (one peso) of par value each and with the right to one vote per share gives the right to receive dividends under the same conditions as the current shares in circulation.

On May 6, 2021, having finished the preemptive rights subscription period, the Company's shareholders have subscribed the amount of 79,144,833 new additional shares, that is 99% of the shares offered, and have requested through the accretion right 15,433,539 additional new shares, for which 855,167 new shares will be issued, completing the total issuance of 80 million new shares (or their equivalent in GDS) offered. Likewise, 80 million options will be issued that will entitle the holders through their exercise to acquire up to 80 million additional new shares.

The exercise price of the warrants will be USD 0.432. The warrants may be exercised quarterly from the 90th day of their issuance on the 17th to the 25th (inclusive) of the months of February, May, September, and November of each year on the business day prior to maturity and on the date of maturity (if dates are business days in the city of New York and in the Autonomous City of Buenos Aires) until their expiration 5 years from the date of issue.

As of the date of issuance of these financial statements, the Company is in the process of liquidating the capital increase, which upon completion will receive funds for USD 28.8, increasing the capital stock to 658,676,460.

BrasilAgro warrants

On May 15, 2021, the expiration of the BrasilAgro warrants is established, of which Cresud owns, directly and indirectly, 181,368 that give it the right to acquire 14,542,083 new shares. The intention of the Company is to exercise, partially or totally, said warrants. The strike price is approximately R $ 22.12 per share.

Véase nuestro informe de fecha 09/1
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Legal address: Carlos Della Paolera 261, 9° floor
Autonomous City of Buenos Aires
Tax Registration Number: 30-50930070-0

Introduction

We have reviewed the accompanying unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (“the Company”), which comprise the unaudited condensed interim separate statement of financial position at March 31, 2021, the unaudited condensed interim consolidated statements of income and other comprehensive income, of changes in shareholders’ equity and of cash flows for the nine and three-month period then ended, and selected explanatory notes.

The balances and other information for the fiscal year ended on June 30, 2020 and its interim periods are an integral part of the financial statements mentioned above; therefore, they must be considered in connection with these financial statements.

Management’s responsibility
The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with International Financial Reporting Standards, adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and included by the National Securities Commission (CNV) in its regulations, as approved by the International Accounting Standards Board (IASB), and is therefore responsible for the preparation and presentation of the unaudited condensed interim consolidated financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 Interim Financial Information (IAS 34).

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Scope of our review

Our review was limited to the application of the procedures established under International Standards on Review Engagements ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, adopted as a review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE and approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of inquiries of Company staff responsible for preparing the information included in the unaudited condensed interim consolidated financial statements and of analytical and other review procedures. This review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statements of financial position, and the consolidated statements of income and other comprehensive income and of cash flows of the Company.

Conclusion
On the basis of our review, nothing has come to our attention that causes us to believe that the unaudited condensed interim consolidated financial statements mentioned in the first paragraph of this report have not been prepared, in all material respects, in accordance with International Accounting Standard 34 Interim Financial Reporting.

Report on compliance with current regulations
In accordance with current regulations, we report, in connection with Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria, that:

a) the unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria are not transcribed into the Inventory and Balance Sheet book and, except for the above mentioned situation, as regards those matters that are within our competence, they are in compliance with the provisions of the General Companies Law and pertinent resolutions of the National Securities Commission;

b) the unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records carried in all formal aspects in accordance with legal requirements;

c) we have read the additional information to the notes to the unaudited condensed interim consolidated financial statements required by section 12, Chapter III, Title IV of the rules of the National Securities Commission, on which we have no observations to make regarding matters that are within our competence;

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

d) at March 31, 2021 the debt of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria accrued in favor of the Argentine Integrated Social Security System, as shown by the Company’s accounting records, amounted to $ 22,775,284, which is not due at that date.

Autonomous City of Buenos Aires, May 11, 2021

PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. V° 1 F° 17
Walter Zablocky Public Accountant (UNLP) C.P.C.E.C.A.B.A. V. 340 F. 156

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Financial Statements as of March 31, 2021 and for the period of nine months ending on that date, presented in comparative form

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Unaudited Condensed Interim Separate Statements of Financial Position
as of March 31, 2021, and June 30, 2020
(All amounts in millions of Argentine Pesos, except as otherwise indicated)

Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.21	06.30.20
ASSETS
Non-current assets
Investment properties	7	307	146
Property, plant and equipment	8	8,001	8,139
Intangible assets	9	268	282
Right of use assets	10	1,922	1,021
Biological assets	11	2,553	1,940
Investments in subsidiaries, associates and joint ventures	6	62,395	65,047
Income tax and minimum presumed income tax credit		38	51
Trade and other receivables	14	856	1,106
Total Non-current assets		76,340	77,732
Current assets
Biological assets	11	4,971	1,489
Inventories	12	1,322	2,768
Trade and other receivables	14	4,725	3,359
Investment in financial assets	13	1,559	68
Derivative financial instruments	13	36	-
Cash and cash equivalents	13	1,249	7,695
Total Current assets		13,862	15,379
TOTAL ASSETS		90,202	93,111
SHAREHOLDERS’ EQUITY
Shareholders´ equity (according to corresponding statements)		34,227	31,444
TOTAL SHAREHOLDERS' EQUITY		34,227	31,444
LIABILITIES
Non-current liabilities
Borrowings	18	17,720	27,696
Deferred tax liabilities	19	6,629	5,066
Provisions	17	8	12
Lease Liabilities		471	265
Total Non-current liabilities		24,828	33,039
Current liabilities
Trade and other payables	16	4,671	2,697
Payroll and social security liabilities		311	263
Borrowings	18	24,683	25,025
Derivative financial instruments	13	580	43
Provisions	17	5	4
Lease Liabilities		897	596
Total Current liabilities		31,147	28,628
TOTAL LIABILITIES		55,975	61,667
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		90,202	93,111

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

CRESUD S.A.C.I.F. y A.

By:	/s/ Alejandro G. Elsztain
Name Alejandro G. Elsztain
Title Vicepresident II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Unaudited Condensed Interim Separate Statements of Income and Other Comprehensive Income for the nine-month and three-month periods ended March 31, 2021 and 2020
 (All amounts in millions of Argentine Pesos, except as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Nine months		Three months
	Note	03.31.21	03.31.20	03.31.21	03.31.20
Revenues	20	5,603	8,709	1,232	1,888
Costs	21	(4,632)	(6,655)	(1,037)	(1,290)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest		2,613	803	2,487	1,057
Changes in the net realizable value of agricultural products after harvest		354	636	26	(79)
Gross profit		3,938	3,493	2,708	1,576
Net (loss)/gain from fair value adjustment of investment properties		(5)	17	(5)	(1)
General and administrative expenses	22	(567)	(504)	(208)	(138)
Selling expenses	22	(822)	(1,474)	(126)	(325)
Other operating results, net	23	(624)	(137)	845	(254)
Profit from operations		1,920	1,395	3,214	858
Share of loss of subsidiaries, associates and joint ventures	6	(4,693)	(7,107)	(6,111)	(7,202)
Loss before financing and taxation		(2,773)	(5,712)	(2,897)	(6,344)
Finance income	24	233	19	4	8
Finance costs	24	(3,041)	(3,461)	(491)	(1,291)
Other financial results	24	4,585	(4,923)	4,499	339
Inflation Adjustment	24	176	(16)	(536)	41
Financial results, net	24	1,953	(8,381)	3,476	(903)
(Loss) / profit before income tax		(820)	(14,093)	579	(7,247)
Income tax	19	(1,541)	(1,032)	(1,231)	(535)
Loss for the period		(2,361)	(15,125)	(652)	(7,782)

Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment from subsidiaries and associates		(3,773)	(3,038)	(2,057)	(2,078)
Participation in other comprehensive results of subsidiaries and associates		494	(128)	494	9
Revaluation surplus		68	-	68	-
Other comprehensive loss the period		(3,211)	(3,166)	(1,495)	(2,069)
Total comprehensive loss for the period		(5,572)	(18,291)	(2,147)	(9,851)

Loss per share attributable to equity holders of the parent during the period:
Basic		(4.463)	(30.745)	(1.233)	(15.818)
Diluted		(4.463) (i)	(30.745) (i)	(1.233) (i)	(15.818) (i)

(i)     Since the result of the period showed loss, there is no dilutive effect of said result.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statement

CRESUD S.A.C.I.F. y A.

By:	/s/ Alejandro G. Elsztain
Name Alejandro G. Elsztain
Title Vicepresident II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the nine-month period ended March 31, 2021
(All amounts in millions, except as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants (ii)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve RG 609/12 (iii)	Other reserves (iv)	Retained earnings	Total Shareholders' equity
Balance as of June 30, 2020	499	3	13,425	-	14,339	122	505	2,013	1,199	(661)	31,444
Loss for the period	-	-	-	-	-	-	-	-	-	(2,361)	(2,361)
Other comprehensive loss for the period	-	-	-	-	-	-	-	-	(3,211)	-	(3,211)
Total comprehensive loss for the period	-	-	-	-	-	-	-	-	(3,211)	(2,361)	(5,572)
As provided by Ordinary and Extraordinary Shareholders´ Meeting held on October 26, 2020:
- Constitution of Legal Reserve	-	-	-	-	-	-	129	-	-	(129)	-
- Share capital increase	90	-	-	1,328	2,783	-	-	-	-	-	4,201
Other changes in subsidiaries’ equity	-	-	-	-	-	-	-	-	4,401	-	4,401
Changes in non-controlling interest	-	-	-	-	-	-	-	-	(247)	-	(247)
Balance as of March 31, 2021	589	3	13,425	1,328	17,122	122	634	2,013	2,142	(3,151)	34,227

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

(i)
    Includes Ps. 1 and Ps. 1 of inflation adjustment of Treasury shares as of March 31, 2021 and June 30,2020, respectively.
(ii)
    See note 33 to the condensed consolidated intermediate financial statement
(iii)
Corresponding to General Resolution 609/12 of the National Securities Commission.
(iv)
Group’s Other reserves at March 31, 2021 are comprised as:

	Cost of treasury shares	Changes in non-controlling interest	Reserve for currency translation adjustment	Revaluation surplus	Other comprehensive income	Reserve for share-based payments	Special reserves	Other subsidiary reserves	Reserve for the acquisition of securities issued by the Company	Total Other reserves
Balance as of June 30, 2020	(203)	(4,667)	4,070	-	1,105	669	-	91	134	1,199
Other comprehensive loss for the period	-	-	(3,773)	68	494	-	-	-	-	(3,211)
Total comprehensive loss for the period	-	-	(3,773)	68	494	-	-	-	-	(3,211)
Other changes in subsidiaries equity	-	(43)	3,938	-	596	-	-	(90)	-	4,401
Changes in non-controlling interest	-	(247)	-	-	-	-	-	-	-	(247)
Balance as of March 31, 2021	(203)	(4,957)	4,235	68	2,195	669	-	1	134	2,142

There are no cumulative unpaid dividends on preferred shares.

CRESUD S.A.C.I.F. y A.

By:	/s/ Alejandro G. Elsztain
Name Alejandro G. Elsztain
Title Vicepresident II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the nine-month period ended March 31, 2021
(All amounts in millions, except as otherwise indicated)
 Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve RG 609/12 (ii)	Other reserves (iii)	Retained earnings	Total Shareholders' equity
Balance as of June 30, 2019	486	16	13,425	14,339	124	504	7,981	48,571	(53,346)	32,100
Adjustments previous periods (NIIF 9 y 15)	-	-	-	-	-	-	-	-	(1,103)	(1,103)
Adjusted balance as of June 30, 2019	486	16	13,425	14,339	124	504	7,981	48,571	(54,449)	30,997
Loss for the period	-	-	-	-	-	-	-	-	(15,125)	(15,125)
Other comprehensive loss for the period	-	-	-	-	-	-	-	(3,166)	-	(3,166)
Total comprehensive loss for the period	-	-	-	-	-	-	-	(3,166)	(15,125)	(18,291)
As provided by Ordinary Shareholders’ Meeting held and Extraordinary Shareholders’ Meeting held on October 30, 2019:
- Loss absorption	-	-	-	-	-	-	(5,968)	(47,377)	53,345	-
- Treasury shares distribution	13	(13)	-	-	-	-	-	2,047	(2,047)	-
- Reserve for shared-based payments	-	-	-	-	(1)	-	-	(4)	-	(5)
Changes in non-controlling interest	-	-	-	-	-	-	-	(613)	-	(613)
Other changes in subsidiaries´ equity	-	-	-	-	-	-	-	-	19	19
Balance as of March 31, 2020	499	3	13,425	14,339	123	504	2,013	(542)	(18,257)	12,107

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

(i) Includes Ps. 1 and Ps. 1 of inflation adjustment of Treasury shares as of March 31, 2020 and June 30, 2019, respectively.
(ii)  Corresponding to General Resolution 609/12 of the National Securities Commission.
(iii) Group’s Other reserves at March 31, 2020 are comprised as:

	Cost of treasury shares	Changes in non-controlling interest	Reserve for currency translation adjustment	Other comprehensive income / (loss)	Reserve for share-based payments	Special reserves	Other subsidiary reserves	Reserve for the acquisition of securities issued by the Company	Total Other reserves
Balance as of June 30, 2019	(2,252)	(4,541)	6,189	1,003	650	47,377	11	134	48,571
Other comprehensive loss for the period	-	-	(3,038)	(128)	-	-	-	-	(3,166)
Total comprehensive loss for the period	-	-	(3,038)	(128)	-	-	-	-	(3,166)
As provided by Ordinary Shareholders’ Meeting held and Extraordinary Shareholders’ Meeting held on October 30, 2019:
- Loss absorption	-	-	-	-	-	(47,377)	-	-	(47,377)
- Treasury shares distribution	2,047	-	-	-	-	-	-	-	2,047
- Reserve for share-based payments	3	-	-	-	(1)	-	(6)	-	(4)
Changes in non-controlling interest	-	(613)	-	-	-	-	-	-	(613)
Balance as of March 31, 2020	(202)	(5,154)	3,151	875	649	-	5	134	(542)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Unaudited Condensed Interim Separate Statements of Cash Flows
for the nine-month periods ended March 31, 2021 and 2020
(All amounts in millions of Argentine Pesos, except as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.21	03.31.20
Operating activities:
Cash (used in) / generated from operations	15	(7,090)	2,842
Net cash (used in) /generated from operating activities		(7,090)	2,842
Investing activities:
Acquisition of interest in subsidiaries, associates and joint ventures		(296)	-
Capital contribution to subsidiaries, associates and joint ventures	6	(97)	(256)
Acquisition of property, plant and equipment	8	(116)	(304)
Proceeds from sale of property, plant and equipment		14	11
Proceeds from sale of subsidiaries, associates and joint ventures		895	1,260
Acquisition of Intangible assets	9	(1)	(7)
Acquisition of investment in financial instruments		(10,288)	(1,104)
Proceeds from disposals of investment in financial assets		12,256	1,187
Proceeds from loans granted to subsidiaries, associates and joint ventures		323	-
Advance payments		(28)	(34)
Sale of farmlands advances		-	-
Dividends received		587	311
Interest collected		142	-
Loans granted to subsidiaries, associates and joint ventures		-	(1,710)
Net cash generated from / (used in) investing activities		3,391	(646)
Financing activities:
Borrowings and issue non- convertible notes		8,776	8,918
Payment of borrowings and non - convertible notes		(10,707)	(1,804)
Obtaining of short-term loans, net		(2,917)	(6,396)
Payments from derivative financial instruments		(387)	(41)
Share capital increase		4,202	-
Interest paid		(2,330)	(1,690)
Net cash used in from financing activities		(3,363)	(1,013)
Net (decrease)/increase in cash and cash equivalents		(7,062)	1,183
Cash and cash equivalents at beginning of the period		7,695	197
Result from exposure to inflation on cash and cash equivalents		18	6
Currency translation adjustment on cash and cash equivalents		598	79
Cash and cash equivalents at the end of the period		1,249	1,465

                 The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

CRESUD S.A.C.I.F. y A.

By:	/s/ Alejandro G. Elsztain
Name Alejandro G. Elsztain
Title Vicepresident II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

1.
General information

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (“Cresud” or the “Company”) was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

Cresud is a company organized and domiciled in the Republic of Argentina. The address of its registered office is Della Paolera 261, 9 rd Floor, Buenos Aires, Argentina.

These Unaudited Condensed Interim Separate Financial Statements have been approved for issue by the Board of Directors on May 11, 2021.

2.
Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements

2.1.
Basis of preparation

              The National Securities Commission (CNV), in Title IV "Periodic Information Regime" - Chapter III "Rules relating to the presentation and valuation of financial statements" - Article 1, of its standards, has established the application of the Technical Resolution No. 26 (RT 26) of the FACPCE and its amendments, which adopt FRS, issued by the IASB, for certain companies included in the public offering regime of Law No. 17.811, either because of its stock or its non-convertible notes, or that have requested authorization to be included in the aforementioned regime.

For the preparation of these solo financial statements, the Company has used the option provided in IAS 34, and has prepared them in condensed form. Therefore, these financial statements do not include all the information required in a complete set of annual financial statements and, consequently, their reading is recommended together with the annual financial statements as of June 30, 2020.

In view of what has been mentioned in the preceding paragraphs, the management of the Company has prepared these financial statements in accordance with the accounting principles established by the CNV, which is based on the application of IFRS, in particular of IAS 34.

Additionally, the information required by the CNV indicated in article 1, Chapter III, Title IV of RG N ° 622/13 has been included. This information is included in a note to these solo financial statements.

IAS 29 "Financial information in hyperinflationary economies" requires that the financial statements of an entity, whose functional currency is that of a high inflation economy, be expressed in terms of the unit of measurement current at the closing date of the period on the reported, regardless of whether they are based on the historical cost method or the current cost method. For this, in general terms, the inflation produced from the

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

acquisition date or from the revaluation date, as appropriate, must be computed in non-monetary items. These requirements also include the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as high inflation in the terms of IAS 29, the standard details a series of factors to consider, including the existence of an accumulated rate of inflation in three years that is approaches or exceeds 100%. The accumulated inflation in three years is above 100%. It is for this reason that, according to IAS 29, the Argentine economy must be considered as having high inflation as of July 1, 2018.

In addition, Law No. 27,468 (published in the Official Gazette on December 4, 2018), amended Section 10 of Law No. 23,928, as amended, and established that the derogation of all the laws or regulations imposing or authorizing price indexation, monetary restatement, cost variation or any other method for strengthening debts, taxes, prices or rates of goods, works or services, does not extend to financial statements, as to which the provisions of Section 62 in fine of the General Companies Law No. 19,550 (1984 revision), as amended, shall continue to apply. Moreover, the referred law repealed Decree No. 1269/2002 dated July 16, 2002, as amended, and delegated to the Argentine Executive Branch the power to establish, through its controlling agencies, the effective date of the referred provisions in connection with the financial statements filed with it. Therefore, under General Resolution 777/2018 (published in the Official Gazette on December 28, 2018) the Argentine Securities Commission (CNV) ordered that issuers subject to its supervision shall apply the inflation adjustment to reflect the financial statements in terms of the current measuring unit set forth in IAS 29 in their annual, interim and special financial statements closed on or after December 31, 2018.

Pursuant to IAS 29, the financial statements of an entity whose functional currency is that of a high inflationary economy should be reported in terms of the measuring unit current as of the date of the financial statements. All the amounts included in the statement of financial position which are not stated in terms of the measuring unit current as of the date of the financial statements should be restated applying the general price index. All items in the statement of income should be stated in terms of the measuring unit current as of the date of the financial statements, applying the changes in the general price index occurred from the date on which the revenues and expenses were originally recognized in the financial statements.

Adjustment for inflation in the initial balances has been calculated considering the indexes reported by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) based on the price indexes published by the Argentine Institute of Statistics and Census (INDEC).

The principal inflation adjustment procedures are the following:

 Monetary assets and liabilities that are recorded in the current currency as of the balance sheet’s closing date are not restated because they are already stated in terms of the currency unit current as of the date of the financial statements.

 Non-monetary assets and liabilities are recorded at cost as of the balance sheet date, and equity components are restated applying the relevant adjustment ratios.

 All items in the statement of income are restated applying the relevant conversion factors.

 The effect of inflation in the Company’s net monetary position is included in the statement of income under Financial results, net, in the item “Income / (loss) from exposure to changes in the currency’s purchasing power”.

 Comparative figures have been adjusted for inflation following the procedure explained in the previous paragraphs.

Upon initially applying inflation adjustment, the equity accounts were restated as follows:

 Capital was restated as from the date of subscription or the date of the most recent inflation adjustment for accounting purposes, whichever is later.

)
Alejandro G. Elsztain Vice President II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

 The resulting amount was included in the “Capital adjustment” account.

 The conversion difference was restated in real terms (as applicable).

 Other comprehensive income / (loss) was restated as from each accounting allocation.

The other reserves in the statement of income were not restated as of the initial application date, i.e., June 30, 2016.

2.2.
Accounting policies

The accounting policies applied in the preparation of these Unaudited Condensed Interim Financial Statements are consistent with those applied in the Annual Financial Statements as of June 30, 2020.

2.3.
Comparative information

The balances as of June 30, 2020 and March 31, 2020, which are disclosed for comparative purposes, arise from the financial statements at such dates restated in accordance with IAS 29.

2.4.
Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Future results might differ from the estimates and evaluations made at the date of preparation of these Unaudited Condensed Interim Separate Financial Statements.

In the preparation of these Unaudited Condensed Interim Separate Financial Statements, the significant judgments made by Management in applying the Company’s accounting policies and the main sources of uncertainty were the same applied by the Company in the preparation of the Separate Financial Statements for the fiscal year ended June 30, 2020, described in Note 3 to them.

3.
Seasonal effects on operations

The operations of the Company are also subject to seasonal effects. The harvests and sale of grains (corn, soybean and sunflower) generally take place between January and September every year. Wheat is generally harvested between November and February every year. However, milk production is generally larger during the second quarter, when conditions are more favorable. As a result, there may be material fluctuations in the agricultural business results each quarter.

4.
Acquisitions and disposals
See summary of acquisitions and additional disposals of the Company for the nine-month period ended March 31, 2021 in Note 4 to Unaudited Condensed Interim Consolidated Financial Statements.

5.
Financial risk management and fair value estimates

5.1.
Financial risk

)
Alejandro G. Elsztain Vice President II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The Company’s activities are exposed to several financial risks, market risk (including exchange rate risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk.

The Unaudited Condensed Interim Separate Financial Statements do not include all the information and disclosures of the risk management, so they should be read together with the Annual Separate Financial Statements as of June 30, 2020. There have been no significant changes in the risk management or risk management policies applied by the Company since the fiscal year.

)
Alejandro G. Elsztain Vice President II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

5.2.
Fair value estimates

Since June 30, 2020, to the balance sheet date, there have been no significant changes in business or economic circumstances affecting the fair value of the Company's financial assets, liabilities or biological assets (either measured at fair value or amortized cost). Nor there have been transfers between the several hierarchies used in estimating the fair value of the Company’s financial instruments, or reclassifications among their respective categories.

6.
Information about principal subsidiaries and associates

The Company conducts its business through several subsidiaries and associates.

The Company indirectly participated, until September 30, 2020, through Tyrus, in IDB Development Ltd. (“IDBD”) and Discount Investment Company Ltd (“DIC”). These companies have certain financial restrictions and agreements in relation to their financial debt, including their debentures and loans with banks and financial institutions. These commitments and other restrictions resulting from the indebtedness of IDBD and DIC (such as the pledges granted by IDBD over part of its shareholding in DIC) do not have recursive effects against Cresud, nor has Cresud guaranteed them with its assets, so the economic risk of Cresud is limited to the value of said investments.

IDBD's financial condition as of June 25, 2020 had a deficit in shareholders’ equity, ongoing negative cash flows from continuing operating activities and a low credit rating. IDBD´s cash flow required to meet its liabilities, including short-term liabilities is based on the financial support of its controlling shareholder (Dolphin Netherlands BV) and on the realization of assets which the realization date is not under IDBD´s control. As a result of the above, IDBD had into negotiations with its creditors in order to restructure its financial debt on more favorable terms. As a result, the Company recognized an impairment loss of Ps. 1,489 in its separate financial statements as of June 30, 2020, equivalent to the net value of its investment in IDBD and DIC as of that date.

As of June 30, 2020, the aggregate principal amount of the (i) IDBD Series 9 Bonds was NIS 901 million (“Series 9”), (ii) IDBD Series 14 Bonds was NIS 889 million collateralized by DIC shares owned directly or indirectly by IDBD representing 70% of the share capital of DIC (“Series 14”), (iii) IDBD Series 15 Bonds was NIS 238 million collateralized by shares of Clal representing 5% of the share capital of Clal (“Series 15”).

 As no agreement has been reached, on September 17, 2020, the Series 9 trustee submitted to the District Court in Tel-Aviv-Jaffa (the "Court") a petition to grant an order for the opening of proceedings for IDBD pursuant to the Insolvency and Economic Rehabilitation Law, 5778 – 2018 and to instruct the appointment of a trustee for IDBD pursuant to Section 43 and to grant the trustee any and all authority over the decision making of IDBD.

On September 21, 2020, the Series 14 bond holders approved the immediate fully payment of the remaining balances of such series.

On September 22, 2020, IDBD and Dolphin Netherlands B.V. submitted an initial response to the Petition, arguing that it was in the best interest of IDBD and its creditors to exhaust the negotiations among the controlling shareholder and its creditors during a short period with the aim to maximize the value of its assets, avoid costs and additional negative effects.

On September 25, 2020, the Court resolved that IDBD is insolvent and therefore it resolved to grant all three orders requested and accordingly, issued an order for the initiation of proceedings and liquidation of IDBD, and appointed a liquidator to IDBD and interim receivers over the Pledged DIC and Clal Shares.

)
Alejandro G. Elsztain Vice President II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Under IFRS 10 “Consolidated Financial Statements” (“IFRS 10”), an investor controls an investee if and only if the investor has all the following: a) power over the investee; b) exposure, or rights, to variable returns from its involvement with the investee; and c) the ability to use its power over the investee to affect the amount of the investor’s returns. Based on the facts and circumstances outlined above, our management believes that, as from September 25, 2020, Cresud through its subsidiary IRSA lost control over IDBD and DIC and consequently it has derecognized the reserves disclosed in other comprehensive income associated with said investments, recognizing a loss of Ps. 3,652 in the nine-month period ended March 31, 2021.

Set out below are the changes in Company’s investment in subsidiaries and associates for the nine-month period ended March 31, 2021 and for the fiscal year ended June 30, 2020:

	03.31.21	06.30.20
Beginning of the period / year	65,047	55,461
Dividends in shares received from subsidiaries	-	409
Capital contribution	2,223	8,523
Sale of interest in subsidiaries	(13)	(8,160)
Increase of interest in subsidiaries, associates and joint ventures	-	11
Share of (loss)/profit of subsidiaries and associates	(4,693)	12,921
Foreign exchange gains	(3,773)	(2,118)
Other changes in subsidiaries’ and associates´ equity	3,547	(56)
Adjustments previous periods (IFRS 16 y IAS 28)	-	(1,102)
Other comprehensive income	1,090	77
Reserve for share-based payments	-	(4)
Dividends distributed	(1,033)	(915)
End of the period / year	62,395	65,047

(i)
Includes the effect of changes in subsidiaries as consequence of repurchase of equity interest.

See changes in Company’s investment in associates and joint ventures for the nine-month period ended March 31, 2021 in Note 7 to the Unaudited Condensed Interim Consolidated Financial Statements and for the year ended June 30, 2020 in Note 8 to the Annual Consolidated Financial Statements.

	% of ownership interest		Registered value		Entity's interest in comprehensive loss
Name of the entity	03.31.21	06.30.20	03.31.21	06.30.20	03.31.21	03.31.20
Subsidiaries
Brasilagro Companhia Brasileira de Propriedades Agrícolas	1.69%	2.25%	899	992	(85)	(599)
Agropecuaria Santa Cruz de la Sierra S.A. (formerly Doneldon S.A.)	100.00%	100.00%	2,192	2,234	(43)	257
Futuros y Opciones.Com S.A.	50.10%	50.10%	683	619	110	260
Amauta Agro S.A. (formerly FyO Trading S.A.)	2.20%	2.20%	1	1	(1)	-
FyO Acopio S.A. (formerly Granos Olavarría S.A.)	2.20%	2.20%	16	14	7	3
Helmir S.A.	100.00%	100.00%	14,562	12,185	261	340
Sociedad Anómina Carnes Pampeanas S.A.	-	99.70%	-	370	(60)	(47)
IRSA Inversiones y Representaciones Sociedad Anónima	61.89%	61.95%	42,193	46,442	(8,000)	(10,503)
IRSA Propiedades Comerciales S.A.	3.36%	2.62%	1,320	1,623	(205)	(71)
Total Subsidiaries			61,866	64,480	(8,016)	(10,360)

Associates
Agrouranga S.A.	35.72%	35.72%	419	452	35	73
Uranga Trading S.A.	35.72%	35.72%	110	115	9	14
Total Associates			529	567	44	87
Total Investments in subsidiaries, associates and join ventures			62,395	65,047	(7,972)	(10,273)

)
Alejandro G. Elsztain Vice President II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

					Last financial statement issued
Name of the entity	Market value as of 03.31.21	Place of business / country of incorporation	Main activity	Amount of common shares 1 vote	Common shares (nominal value)	Income /(loss) for the period	Shareholders' equity
Subsidiaries
Brasilagro Companhia Brasileira de Propriedades Agrícolas	25.00	Brazil	Agricultural	1,334,400	2,497	1	32,724
Agropecuaria Santa Cruz de la Sierra S.A. (formerly Doneldon S.A.)	Not publicly traded	Uruguay	Investment	270,749,722	271	(185)	2,192
Futuros y Opciones.Com S.A.	Not publicly traded	Argentina	Brokerage	817,683	2	218	1,363
Amauta Agro S.A. (formerly FyO Trading S.A.)	Not publicly traded	Argentina	Brokerage	11,264	1	(46)	37
FyO Acopio S.A. (formerly Granos Olavarría S.A.)	Not publicly traded	Argentina	Warehousing and Brokerage	506,440	23	323	723
Helmir S.A.	Not publicly traded	Uruguay	Investment	229,368,798	229	261	14,362
Sociedad Anómina Carnes Pampeanas S.A.	Not publicly traded	Argentina	Agroindustrial	496,050,301	498	(54)	317
IRSA Inversiones y Representaciones Sociedad Anónima	50.80	Argentina	Real Estate	356,913,421	577	(8,773)	67,922
IRSA Propiedades Comerciales S.A.	287.50	Argentina	Real Estate	126,014,050	126	(4,780)	80,341

Associates
Agrouranga S.A.	Not publicly traded	Argentina	Agricultural	2,595,620	7	98	344
Uranga Trading S.A.	Not publicly traded	Argentina	Marketing, warehousing and processing	653,369	2	26	309

7.
Investment properties

Changes in Company’s investment properties for the nine-month period ended March 31, 2021 and for the fiscal year ended June 30, 2020 were as follows:

	03.31.21	06.30.20
Beginning of the period / year	146	145
Transfers	166	-
Changes in fair value	(5)	1
End of the period / year	307	146

During the period ended March 31, 2021 and for the year ended June 30, 2020, there were no financial costs activated as there have been no assets that qualify for capitalization. No investment property of the Company has been mortgaged to guarantee some of the Company´s loans.

The amounts recognized in the statement of income and other comprehensive income are not material for any of the exercises analyzed.

As described in Note 2.6 to the consolidated financial statements, the Group uses the valuation made by qualified external appraisers to determine the fair value of its investment properties. Fair values are based on comparable values (Level 2 of the fair value hierarchy). The sales prices of comparable land are adjusted taking into account the specific aspects of each land, the most important used premise being the price per hectare.

)
Alejandro G. Elsztain Vice President II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

8.
Property, plant and equipment

Changes in Company’s property, plant and equipment for the nine-month period ended March 31, 2021 and for the fiscal year ended June 30, 2020 were as follows:

	Owner occupied farmland (ii)	Others	Total as of 03.31.21	Total as of 06.30.20

Costs	9,159	500	9,659	9,449
Accumulated depreciation	(1,199)	(321)	(1,520)	(1,340)
Net book amount at the beginning of the period / year	7,960	179	8,139	8,109
Additions	104	12	116	236
Disposals	(12)	(3)	(15)	(14)
Transfers	(105)	-	(105)	(12)
Depreciation charge (i)	(96)	(38)	(134)	(180)
Balances at the end of the period / year	7,851	150	8,001	8,139

Costs	9,146	509	9,655	9,659
Accumulated depreciation	(1,295)	(359)	(1,654)	(1,520)
Net book amount at the end of the period / year	7,851	150	8,001	8,139

(i)
For the fiscal years ended March 31, 2021 and June 30, 2020, the depreciation expense of property, plant and equipment has been charged as follows: Ps. 15 and Ps. 18 in "Costs"; Ps. 3 and Ps. 11 in “General and administrative expenses” and Ps. 1 and Ps. 1 in “Selling expenses” in “the Statement of Income and Other Comprehensive Income"; Ps. 116 and Ps. 150 were capitalized as part of the biological assets costs.
(ii)
Includes farms, buildings and facilities of farmlands properties.

9.
Intangible assets

Changes in Company’s intangible assets for the nine-month period ended as of March 31, 2021 and for the fiscal year ended as of June 30, 2020 were as follows:

	Computer software	Concession rights	Total as of 03.31.21	Total as of 06.30.20
Costs	32	447	479	467
Accumulated amortization	(20)	(177)	(197)	(184)
Net book amount at the beginning of the period / year	12	270	282	283
Additions	1	-	1	8
Transfers	-	-	-	3
Amortization charges (i)	(4)	(11)	(15)	(12)
Balances at the end of the period / year	9	259	268	282
Costs	33	447	480	479
Accumulated amortization	(24)	(188)	(212)	(197)
Net book amount at the end of the period / year	9	259	268	282

(i)
Amortization charges are included in “General and administrative expenses” in the Statement of Income and Other Comprehensive Income. There are no impairment charges for any of the years presented.

10.
Right of use assets

)
Alejandro G. Elsztain Vice President II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The composition in the Company's rights of use assets for the nine-month period ended as of March 31, 2021 and for the fiscal year ended as of June 30, 2020 is as follows

	03.31.21	06.30.20
Non Current
Owner occupied farmland	1,853	1,017
Offices	66	-
Machines and equipment	3	4
Total Right-of-use assets	1,922	1,021

The amortization charge of the right-of-use assets is detailed below:

	03.31.21	03.31.20
Owner occupied farmland	171	80
Offices	13	-
Machines and equipment	-	4
Total amortization of Right-of-use assets	184	84

11.
Biological assets

Changes in the Company’s biological assets for the nine-month period ended as of March 31, 2021 and for the fiscal year ended as of June 30, 2020 were as follows:

	Sown land-crops		Breeding cattle	Other cattle	Others
	Level 1	Level 3	Level 2	Level 2	Level 1	Total as of 03.31.21	Total as of 06.30.20
Net book amount at the beginning of the period / year	208	854	2,285	39	43	3,429	4,520
Purchases	-	-	265	4	-	269	20
Changes by transformation	(152)	152	-	-	-	-	-
Initial recognition and changes in the fair value of biological assets	-	2,198	425	(24)	-	2,599	120
Decrease due to harvest	-	(2,271)	-	-	-	(2,271)	(6,326)
Sales	-	-	(1,051)	(2)	-	(1,053)	(1,507)
Consumes	-	-	(5)	-	(6)	(11)	(15)
Costs for the period	1,129	2,518	889	23	3	4,562	6,617
Balances at the end of the period / year	1,185	3,451	2,808	40	40	7,524	3,429

Non-current (production)	-	-	2,482	31	40	2,553	1,940
Current (consumable)	1,185	3,451	326	9	-	4,971	1,489
Net book amount at the end of the period / year	1,185	3,451	2,808	40	40	7,524	3,429

During the nine-month period ended March 31, 2021 and the year ended June 30, 2020 there have been transfers by Ps.152 between the fair value hierarchies 1 and 3 of sown land-crops (due to the degree of phenological growth of the crop). Likewise, there were no reclassifications among their respective categories.

See information on valuation processes used by the entity in Note 14 to the Consolidated Financial Statements as of June 30, 2020.

As of March 31, 2021, and June 30, 2020, the better and maximum use of biological assets shall not significantly differ from the current use.

12.
Inventories

)
Alejandro G. Elsztain Vice President II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

               Breakdown of Company’s inventories as of March 31, 2021 and June 30, 2020 are as follows:

	03.31.21	06.30.20
Current
Crops	320	1,462
Materials and supplies	6	5
Seeds and fodders	996	1,301
Total inventories	1,322	2,768

 As of March 31, 2021, and June 30, 2020 the cost of inventories recognized as expense amounted to Ps. 3,451 and Ps. 7,590, respectively and they have been included in “Costs” in the Unaudited Condensed Interim Separate Statement of Income and Other Comprehensive Income.

13.
Financial instruments by category

Determining fair values

See determination of the fair value of the Company's financial instruments in Note 16 to the Annual Consolidated Financial Statements as of June 30, 2020.

The following tables present the Company’s financial assets and financial liabilities that are measured at fair value as of March 31, 2021 and June 30, 2020 and their allocation to the fair value hierarchy:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss		Subtotal financial assets	Non-financial assets	Total
March 31, 2021		Level 1	Level 2
Assets as per statement of financial position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 14)	4,327	-	-	4,327	1,262	5,589
Investment in financial assets
Bonds	-	1,559	-	1,559	-	1,559
Derivative financial instruments
- Foreign-currency futures contracts	-	26	10	36	-	36
Cash and cash equivalents
- Cash on hand and at bank	475	74	-	549	-	549
- Short-term investments	-	700	-	700	-	700
Total assets	4,802	2,359	10	7,171	1,262	8,433

	Financial liabilities at amortized cost	Financial liabilities at fair value	Subtotal financial liabilities	Non-financial liabilities	Total
March 31, 2021		Level 1
Liabilities as per statement of financial position
Trade and others payables (Note 16)	3,631	-	3,631	1,040	4,671
Borrowings (Note 18)	42,403	-	42,403	-	42,403
Derivative financial instruments:
- Foreign-currency contracts	-	580	580	-	580
Total Liabilities	46,034	580	46,614	1,040	47,654

)
Alejandro G. Elsztain Vice President II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
June 30, 2020		Level 1

Assets as per statement of financial position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 14)	3,709	-	3,709	766	4,475
Investment in financial assets
- Mutual funds	-	68	68	-	68
Cash and cash equivalents
- Cash on hand and at bank	420	-	420	-	420
- Short-term investments	1,540	5,735	7,275	-	7,275
Total assets	5,669	5,803	11,472	766	12,238

)
Alejandro G. Elsztain Vice President II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	Financial liabilities at amortized cost	Financial liabilities at fair value		Subtotal financial liabilities	Non-financial liabilities	Total
June 30, 2020		Level 1	Level 2
Liabilities as per statement of financial position
Trade and others payables (Note 16)	2,429	-	-	2,429	268	2,697
Borrowings (Note 18)	52,721	-	-	52,721	-	52,721
Derivative financial instruments:
- Foreign-currency contracts	-	3	9	12	-	12
- Crops futures contracts	-	31	-	31	-	31
Total Liabilities	55,150	34	9	55,193	268	55,461

14.
Trade and other receivables

Breakdown of the Company’s trade and other receivables as of March 31, 2021 and June 30, 2020 are as follows:

	03.31.21	06.30.20
Receivables from sale of properties (i)	1,118	1,168
Receivables from sale of agricultural products and services	1,852	1,278
Debtors under legal proceedings	8	11
Less: allowance for doubtful accounts	(8)	(10)
Total trade receivables	2,970	2,447
Prepayments	53	278
Tax credits	719	393
Loans	8	16
Advance payments	450	69
Expenses to recover	21	15
Others	233	31
Total other receivables	1,484	802
Related parties (Note 25)	1,127	1,216
Total trade and other receivables	5,581	4,465
Non-current	856	1,106
Current	4,725	3,359
Total trade and other receivables	5,581	4,465

(i) Net of implicit interests

The fair value of current trade and other receivables approximate their respective carrying amounts because, due to their short-term nature, as the impact of discounting is not considered significant. Fair values are based on discounted cash flows (Level 2 of fair value hierarchy).

The carrying amounts of the Company’s trade and other receivables denominated in foreign currencies are detailed in Note 28.

Trade receivables are generally presented in the statement of financial position net of allowances for doubtful receivables. Impairment policies and procedures by type of receivables are discussed in detail in Note 2.16 to the Consolidated Financial Statements as of June 30, 2020.

Movements on the Company’s allowance for doubtful accounts are as follows:

	03.31.21	06.30.20
Beginning of the period / year	10	15
Additions	2	1
Inflation Adjustment	(4)	(6)
End of the period / year	8	10

The addition and release of allowance for doubtful accounts have been included in “Selling expenses” in the Unaudited Condensed Interim Separate Statement of Income and Other Comprehensive Income (Note 22). Amounts charged to the provision account are generally written off when there is no expectation of recovering additional cash.

)
Alejandro G. Elsztain Vice President II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

15.
Cash flow information

Following is a detailed description of cash flows used in the Company’s operations for the nine-month periods ended as of March 31, 2021 and 2020:

	03.31.21	03.31.20
Loss for the period	(2,361)	(15,125)
Adjustments for:
Income tax	1,541	1,032
Depreciation and amortization	46	37
Unrealized gain from derivative financial instruments of commodities	312	(137)
Unrealized loss from derivative financial instruments (except commodities)	277	-
Changes in fair value of financial assets at fair value through profit or loss	-	(34)
Financial results, net	(10,173)	8,122
Unrealized initial recognition and changes in the fair value of biological assets	(3,143)	(2,147)
Changes in net realizable value of agricultural products after harvest	(354)	(636)
Provisions	(28)	39
Loss / (Gain) from repurchase of Non-convertible Notes	(30)	1
(Gain)/ Loss from disposal of associates, subsidiaries and joint ventures	(651)	364
Share of loss from participation in asscociates, subsidiaries and joint ventures.	4,693	7,107
Changes in fair value of investment properties	5	(17)
(Increase)/ decrease in biological assets	(666)	1,077
Decrease in inventories	1,801	2,505
(Increase)/ decrease in trade and other receivables	(898)	126
Increase in right of use assets	(1,006)	(735)
Increase in lease Liabilities	442	432
Increase in derivative financial instruments	1,032	-
Decrease in restricted assets	-	64
Decrease in provisions	(3)	(6)
Increase in trade and other payables	2,026	966
Increase/ (decrease) in payroll and social security liabilities	48	(193)
Net cash (used in) / generated from operating activities before income tax paid	(7,090)	2,842

The following table shows a detail of non-cash transactions occurred in the nine-month periods ended as of March 31, 2021 and 2020:

	03.31.21	03.31.20
Non-cash activities
Dividends not collected	40	(77)
Decrease of interest in subsidiaries, associates and joint venture by exchange differences on translating foreign operations	3,772	(3,043)
Increase of interest in subsidiaries, associates and joint ventures through a decrease in trade and other receivables	-	3
Decrease of interest in subsidiaries, associates and joint ventures through reserve for share-based compensation	406	(7)
Increase of other reserves through an increase of interest in subsidiaries, associates and joint ventures	4,646	-
Increase of interest in subsidiaries, associates and joint ventures through an increase in borrowings	2,126	-
Increase in the right of use through an increase in the lease liability	79	-
Decrease in lease liability through a decrease in trade and other receivables	8	-
Decrease in property, plant and equipment through an increase in investment properties	105	-
Increase in equity through an increase in investment properties	68	-
Increase in deferred tax liability through an increase in investment property	22	-

)
Alejandro G. Elsztain Vice President II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

16.
Trade and other payables

The detail of the Company’s trade and other payables as of March 31, 2021 and June 30, 2020 are as follows:

	03.31.21	06.30.20
Trade payables	1,816	745
Provisions	1,056	994
Sales, rent and services payments received in advance	1,017	184
Total trade payables	3,889	1,923
Tax payables	6	35
Total other payables	6	35
Related parties (Note 25)	776	739
Total trade and other payables	4,671	2,697
Current	4,671	2,697
Total trade and other payables	4,671	2,697

The fair value of trade and other payables approximate their respective carrying amounts due to their short-term nature, as the impact of discounting is considered as not significant. Fair values are based on discounted cash flows (Level 2 of fair value hierarchy).

Book value of trade and other payables denominated in foreign currencies are detailed in Note 28.

17.
Provisions

The table below shows the movements in Company's provisions categorized by type of provision:

	Labor and tax claims and other claims	Total as of 03.31.21	Total as of 06.30.20
Beginning of period / year	16	16	23
Additions	-	-	1
Inflation Adjustment	(3)	(3)	(8)
End of period / year	13	13	16

Non-current		8	12
Current		5	4
Total		13	16

18.
Borrowings

The detail of the Company’s borrowings as of March 31, 2021 and June 30, 2020 is as follows:

	Book value		Fair Value
	03.31.21	06.30.20	03.31.21	06.30.20
Non-convertible notes	30,009	34,156	28,549	31,068
Bank loans and others	4,524	12,087	4,524	12,087
Related parties (Note 25)	6,117	3,965	6,069	3,678
Bank overdrafts	1,753	2,513	1,753	2,513
Total borrowings	42,403	52,721	40,895	49,346
Non-current	17,720	27,696
Current	24,683	25,025
Total borrowings	42,403	52,721

)
Alejandro G. Elsztain Vice President II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

19.
Taxation

The detail of the provision for the Company’s income tax is as follows:

	03.31.21	03.31.20
Deferred income tax	(1,541)	(1,032)
Income tax	(1,541)	(1,032)

The gross movements on the deferred income tax account were as follows:

	03.31.21	06.30.20
Beginning of the period / year	(5,066)	(4,340)
Charged to the Statement of Comprehensive Income	(1,541)	(726)
Technical revaluation reserve	(22)	-
End of the period / year	(6,629)	(5,066)

The Company´s income tax expense charge differs from the theoretical amount that would arise using the weighted average tax rate applicable to Company´s profit before income tax as follows:

	03.31.21	03.31.20
Tax calculated at the tax applicable tax rate in effect (i)	246	4,229
Permanent differences:
Share of profit of subsidiaries, associates and joint ventures	(1,408)	(2,302)
Income tax rate change (*)	178	(270)
Provision for unrecoverability of tax loss carry-forwards	(1,823)	(2,656)
Result from sale of participation in subsidiaries	73	(298)
Tax Transparency	671	1
Non-taxable results, non-deductible expenses and others	(22)	(10)
Inflation adjustment for tax purposes	(2,963)	(2,355)
Inflation Adjustment	3,507	2,629
Income tax	(1,541)	(1,032)

(*)
Each period corresponds to the effect of applying to the deferred tax items the changes in the applicable tax rates.
(i)
The Income Tax rate in effect in Argentina as of March 31, 2021 and 2020 was 30%. See Note 23 to the Annual Consolidated Financial Statements.

20.
Revenues

	03.31.21	03.31.20
Crops	4,008	7,118
Cattle	1,336	1,250
Supplies	4	3
Leases and agricultural services	255	338
Total revenues	5,603	8,709

21.
Costs

	03.31.21	03.31.20
Crops	3,451	5,405
Cattle	1,065	1,013
Leases and agricultural services	90	208
Other costs	26	29
Total costs	4,632	6,655

)
Alejandro G. Elsztain Vice President II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

22.
Expenses by nature

	Costs (i)	Cost of production	General and administrative expenses	Selling expenses	Total as of 03.31.21	Total as of 03.31.20
Supplies and labors	74	3,677	-	1	3,752	3,971
Leases and expenses	-	7	19	1	27	34
Amortization and depreciation	15	286	31	1	333	231
Doubtful accounts (charge and recovery)	-	-	-	2	2	-
Cost of sale of agricultural products and biological assets	4,516	-	-	-	4,516	6,418
Advertising, publicity and other selling expenses	-	-	-	60	60	3
Maintenance and repairs	3	77	41	1	122	112
Payroll and social security liabilities	17	315	305	29	666	621
Fees and payments for services	4	33	57	20	114	104
Freights	-	86	1	494	581	1,131
Bank commissions and expenses	-	-	34	-	34	34
Travel expenses and stationery	2	43	10	1	56	67
Conditioning and clearance	-	-	-	118	118	208
Director’s fees	-	-	68	-	68	61
Taxes, rates and contributions	1	35	1	94	131	181
Total expenses by nature as of 03.31.21	4,632	4,559	567	822	10,580	-
Total expenses by nature as of 03.31.20	6,655	4,543	504	1,474	-	13,176

(i)
Include Ps. 26 and Ps. 29 of other agricultural operating costs as of March 31, 2021 and 2020, respectively.

23.
Other operating results, net

	03.31.21	03.31.20
Administration fees	4	3
(Loss) / gain from commodity derivative financial instruments	(1,434)	123
Interests generated by operating credits	68	90
Gain / (loss) from disposal of subsidiaries and associates	651	(364)
Gain from sales of propety, plant and equipment	6	-
Others	81	11
Total other operating results, net	(624)	(137)

24.
Financial results, net

	03.31.21	03.31.20
Financial income:
Interest income	233	19
Total financial income	233	19

Financial costs:
Interest expenses	(2,799)	(3,215)
Other financial costs	(242)	(246)
Total financial costs	(3,041)	(3,461)

Other financial results:
Exchange rate difference, net	869	(5,386)
Fair value gains of financial assets at fair value through profit or loss	4,047	233
(Loss)/gain from derivative financial instruments (except commodities)	(361)	231
Gain/ (loss) from repurchase of non - convertible notes	30	(1)
Total other financial results	4,585	(4,923)
Inflation Adjustment	176	(16)
Total financial results, net	1,953	(8,381)

)
Alejandro G. Elsztain Vice President II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

25.
Related party transactions

See description of the main transactions conducted with related parties in Note 32 to the Consolidated Financial Statements as of June 30, 2020.

The following is a summary of the balances with related parties as of March 31, 2021 and June 30, 2020:

Items	03.31.21	06.30.20
Trade and other payables	(776)	(739)
Investments in financial assets	833	-
Borrowings	(6,117)	(3,965)
Trade and other receivables	1,127	1,216
Right of use assets	66	-
Lease Liabilities	(76)	-
Total	(4,943)	(3,488)

Related party	03.31.21	06.30.20	Description of transaction	Item
IRSA Inversiones y Representaciones Sociedad Anónima	72	91	Corporate services receivable	Trade and other receivables
	(5)	(8)	Reimbursement of expenses payable	Trade and other payables
	1	1	Leases	Trade and other receivables
	1	1	Share based payments	Trade and other receivables
	833	-	Bonds	Investments in financial assets
Brasilagro Companhia Brasileira de Propriedades Agrícolas	(6)	(4)	Services received	Trade and other payables
	-	11	Dividends receivables	Trade and other receivables
	16	15	Reimbursement of expenses receivable	Trade and other receivables
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	-	129	Sale of goods and/or services	Trade and other receivables
Helmir S.A.	(951)	(907)	Borrowings	Borrowings
	-	329	Loans granted	Trade and other receivables
Ombú Agropecuaria S.A.	5	4	Reimbursement of expenses receivable	Trade and other receivables
	(12)	(8)	Leases	Trade and other payables
	-	(1)	Reimbursement of expenses payable	Trade and other payables
Agropecuaria Acres del Sud S.A.	4	4	Administration fees	Trade and other receivables
Yatay Agropecuaria S.A.	3	4	Administration fees	Trade and other receivables
	(555)	(554)	Borrowings	Borrowings
Yuchán Agropecuaria S.A.	3	3	Administration fees	Trade and other receivables
Futuros y Opciones.Com S.A.	793	364	Brokerage operations receivable	Trade and other receivables
	(692)	(278)	Services received	Trade and other payables
	-	-	Administration fees	Trade and other receivables
	(16)	(49)	Reimbursement of expenses payable	Trade and other payables
IRSA Propiedades Comerciales S.A.	183	246	Reimbursement of expenses receivable	Trade and other receivables
	3	4	Share based payments	Trade and other receivables
	(2,149)	(2,384)	Non-convertible notes	Borrowings
	66	-	Right of use assets	Right of use assets
	(76)	-	Lease Liabilities	Lease Liabilities
	(2)	(3)	Reimbursement of expenses payable	Trade and other payables
Agropecuarias SC S.A.	(464)	-	Borrowings	Borrowings
Total Subsidiaries	(3,062)	(2,990)

)
Alejandro G. Elsztain Vice President II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Related party	03.31.21	06.30.20	Description of transaction	Item
Agro-Uranga S.A.	(96)	-	Borrowings	Borrowings
	37	-	Dividends receivables	Trade and other receivables
Uranga Trading	3		Loans granted	Trade and other receivables
Total Associates	(56)	-

Panamerican Mall S.A.	(49)	(50)	Non-convertible notes	Borrowings
Amauta Agro S.A.	-	(120)	Purchase of goods and/or services	Trade and other payables
Sedelor S.A.	(524)	-	Borrowings	Borrowings
Alafox S.A.	(521)	-	Borrowings	Borrowings
Codalis S.A.	(626)	-	Borrowings	Borrowings
Total Subsidiaries of the subsidiaries	(1,720)	(170)

CAMSA and its subsidiaries	-	1	Reimbursement of expenses receivable	Trade and other receivables
	-	(257)	Managment fee payables	Trade and other payables
BNH VIDA	(68)	(70)	Non-convertible notes	Borrowings
	(1)	-	Reimbursement of expenses payable	Trade and other payables
Estudio Zang, Bergel & Viñes	2	-	Reimbursement of expenses receivables	Trade and other receivables
Other Related parties	(67)	(326)
Inversiones Financieras del Sur S.A.	4	9	Loans granted	Trade and other receivables
Total Parent Company	4	9

Directors and Senior Management	(42)	(11)	Director's fees	Trade and other payables
Total Directors and Senior Management	(42)	(11)
Total	(4,943)	(3,488)

The following is a summary of the results with related parties for the nine-month periods ended as of March 31, 2021 and 2020:

Related party	03.31.21	03.31.20	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima	(7)	(7)	Leases and/or rights of use
	9	-	Changes in fai value in financial instruments
	2	-	Financial operations
	-	(255)	Corporate services
Futuros y Opciones.Com S.A.	65	(14)	Purchase of goods and/or services
	(83)	-	Supplies and labor
	(2)	1	Management fees
	(14)	(34)	Financial operations
Sociedad Anónima Carnes Pampeanas S.A.	492	628	Sale of goods and/or services
	2	-	Financial operations
Helmir S.A.	62	3	Financial operations
Agropecuarias SC S.A.	(4)	-	Financial operations
Total subsidiaries	522	322

Torodur S.A.	(68)	-	Financial operations
Panamerican Mall S.A.	2	(3)	Financial operations
Yatay Agropecuaria S.A.	(14)	(17)	Financial operations
Amauta Agro S.A. (continuadora de FyO Trading S.A.)	-	(108)	Purchase of goods and/or services
IRSA Propiedades Comerciales S.A.	(7)	(11)	Leases and/or rights of use
	-	822	Corporate services
	(148)	(138)	Financial operations
FyO Acopio S.A.	-	(11)	Management fees
	-	(67)	Purchase of goods and/or services
Sedelor S.A.	(4)	-	Financial operations
Alafox S.A.	(4)	-	Financial operations
Codalis S.A.	(5)	-	Financial operations
Total Subsidiaries of the subsidiaries	(248)	467
Agro-Uranga S.A.	(5)	-	Borrowings
Total Associates	(5)	-

Estudio Zang, Bergel & Viñes	(4)	(6)	Legal services
Hamonet S.A.	(1)	(1)	Leases and/or rights of use
BNH Vida S.A.	(5)	-	Financial operations
BACS Administradora de Activos S.A.	(87)	-	Financial operations
Isaac Elsztain e Hijos S.C.A.	(3)	(3)	Leases and/or rights of use
Other Related parties	(100)	(10)

Directors	(68)	(61)	Compensation of Directors
Total directors y Senior Management	(68)	(61)
Inversiones Financieras del Sur S.A.	6	6	Financial operations
Total sociedad controlante	6	6
Total	112	724

)
Alejandro G. Elsztain Vice President II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following is a summary of the transactions with related parties for the nine-month periods ended as of March 31, 2021 and 2020:

Related party	03.31.21	03.31.20	Description of transaction
Agropecuarias Santa Cruz de la Sierra S.A.	1	4	Irrevocable contributions
Helmir S.A.	2,126	252	Irrevocable contributions
Futuros y Opciones.Com S.A.	96	-	Irrevocable contributions
Total irrevocable contributions	2,223	256
IRSA Inversiones y Representaciones Sociedad Anónima	406	495	Dividends received
IRSA Propiedades Comerciales S.A.	395	16	Dividends received
Brasilagro Companhia Brasileira de Propriedades Agrícolas	6	78	Dividends received
Agro-Uranga S.A.	67	34	Dividends received
Uranga Trading S.A.	14	-	Dividends received
FyO Acopio S.A.	5	-	Dividends received
Futuros y Opciones.Com S.A.	140	193	Dividends received
Total dividends received	1,033	816

26.
CNV General Resolution N° 622/13

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622/13, below there is a detail of the notes to the Unaudited Condensed Interim Separate Financial Statements that disclosure the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 7 – Investment properties
Note 8 – Property, plant and equipment
Exhibit B - Intangible assets	Note 9 – Intangible assets
Exhibit C - Equity investments	Note 6 - Investments in subsidiaries, associates and joint ventures
Exhibit D - Other investments	Note 13 – Financial instruments by category
Exhibit E - Provisions	Note 14 – Trade and other receivables
Note 17 – Provisions
Exhibit F - Cost of sales and services	Note 27 – Cost of sales and services provided
Exhibit G - Foreign currency assets and liabilities	Note 28 – Foreign currency assets and liabilities
Exhibit H - Exhibit of expenses	Note 22 – Expenses by nature

27.
Cost of sales and services provided

Description	Biological assets (1)	Agricultural stock	Services and other operating costs	Total as of 03.31.21	Total as of 03.31.20
Beginning of the period / year	2,324	2,768	-	5,092	5,991
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	401	-	-	401	(19)
Changes in the net realizable value of agricultural products after harvest	-	354	-	354	636
Increase due to harvest	-	2,282	-	2,282	3,098
Acquisitions and classifications	269	1,845	-	2,114	2,564
Consume	(7)	(2,464)	-	(2,471)	(2,741)
Expenses incurred	914	-	90	1,004	1,024
Inventories	(2,848)	(1,322)	-	(4,170)	(3,927)
Cost as of 03.31.21	1,053	3,463	90	4,606	-
Cost as of 03.31.20	996	5,421	209	-	6,626

(1)
Corresponds to breeding cattle movements and other cattle.

)
Alejandro G. Elsztain Vice President II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

28.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities as of March 31, 2021 and June 30, 2020 are as follows:

Items	Amount of foreign currency	Prevailing exchange rate (1)	Total as of 03.31.21	Total as of 06.30.20
Assets
Trade and other receivables
US Dollar	19	91.800	1,774	1,103
Receivables with related parties:
US Dollar	0.4	92.000	41	348
Total trade and other receivables			1,815	1,451

Investment in financial assets
US Dollar	1	91.800	65	-
Investment in financial assets parts
US Dollar	9	92.000	833	-
Total Investment in financial assets			898	-

Cash and cash equivalents
US Dollar	0.8	91.800	69	359
Total Cash and cash equivalents			69	359

Liabilities
Trade and other payables
US Dollar	23	92.000	2,124	809
Payables with related parties:
US Dollar	13	92.000	1,168	126
Brazilian Reais	0.3	17.500	6	4
Bolivian Pesos	1	12.547	14	14
Total trade and other payables			3,312	953

Derivative financial instruments
US Dollar	6	92.000	580	31
Total derivative instruments			580	31

Lease Liabilities
US Dollar	0.01	92.000	1	3
Lease Liabilities parts
US Dollar	0.84	92.000	77	-
Total Lease Liabilities			78	3

Borrowings
US Dollar	349	92.000	32,140	44,021
Borrowings related parts
US Dollar	65	92.000	5,995	-
Total Borrowings			38,135	44,021

(1) Exchange rate as of March 31, 2021 according to Banco Nación Argentina records.

)
Alejandro G. Elsztain Vice President II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

29.
CNV General Ruling N° 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Ruling N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Company has entrusted the storage of certain non-sensitive and old information to the following providers:

Documentation storage provider	Location
Bank S.A.	Ruta Panamericana Km 37,5, Garín, Province of Buenos Aires
Av. Fleming 2190, Munro, Province of Buenos Aires
Carlos Pellegrini 1401, Avellaneda, Province of Buenos Aires
Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, Autonomous City of Buenos Aires
Pedro de Mendoza 2143, Autonomous City of Buenos Aires
Saraza 6135, Autonomous City of Buenos Aires
Azara 1245, Autonomous City of Buenos Aires
Polígono industrial Spegazzini, Autopista Ezeiza Km 45, Cañuelas, Province of Buenos Aires
Cañada de Gomez 3825, Autonomous City of Buenos Aires

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of section I, Chapter V, Title II of the RULES (N.T. 2013 as amended) are available at the registered office.

On February 5, 2014 there was a widely known fire in Iron Mountain’s warehouse, which is a supplier of the Company and where Company’s documentation was being kept. Based on the internal review carried out by the Company, duly reported to CNV on February 12, 2014, the information kept at the Iron Mountain premises that were on fire do not appear to be sensitive or capable of affecting normal operations.

30.
Negative working capital

At the end of the period, the Company carried a working capital deficit of Ps. 17,285, whose treatment is under consideration by the Board of Directors and the respective Management. The Company has issued during the current fiscal year and after March 31, 2021 non-convertible notes for a total of US$ 90.1 million, and shares for a total of US$ 42.5 million.

31.
Economic context in which society operates

See economic context in which society operates in Note 33 to the Unaudited Condensed Interim Consolidated Financial Statements.

32.
Subsequent events

See others subsequent events in Note 34 to the Unaudited Condensed Interim Consolidated Financial Statements.

)
Alejandro G. Elsztain Vice President II acting as President

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM SEPARATE FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Legal address: Carlos Della Paolera 261, 9° floor
Autonomous City of Buenos Aires
Tax Registration Number: 30-50930070-0

Introduction

We have reviewed the accompanying unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (“the Company”), which comprise the unaudited condensed interim separate statement of financial position at March 31, 2021, the unaudited condensed interim separate statements of income and other comprehensive income, of changes in shareholders’ equity and of cash flows for the nine and three-month period then ended, and selected explanatory notes.

The balances and other information for the fiscal year ended on June 30, 2020 and its interim periods are an integral part of the financial statements mentioned above; therefore, they must be considered in connection with these financial statements.

Management’s responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with International Financial Reporting Standards, adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and included by the National Securities Commission (CNV) in its regulations, as approved by the International Accounting Standards Board (IASB), and is therefore responsible for the preparation and presentation of the unaudited condensed interim separate financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 Interim Financial Information (IAS 34).

Scope of our review

Our review was limited to the application of the procedures established under International Standards on Review Engagements ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, adopted as a review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE and approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of inquiries of Company staff responsible for preparing the information included in the unaudited condensed interim separate financial statements and of analytical and other review procedures. This review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the separate statements of financial position, and the separate statements of income and other comprehensive income and of cash flows of the Company.

Conclusion
On the basis of our review, nothing has come to our attention that causes us to believe that the unaudited condensed interim separate financial statements mentioned in the first paragraph of this report have not been prepared, in all material respects, in accordance with International Accounting Standard 34 Interim Financial Reporting.

Report on compliance with current regulations

In accordance with current regulations, we report, in connection with Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria, that:

a) the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria are not transcribed into the Inventory and Balance Sheet book and, except for the above mentioned situation, as regards those matters that are within our competence, they are in compliance with the provisions of the General Companies Law and pertinent resolutions of the National Securities Commission;

b) the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records carried in all formal aspects in accordance with legal requirements;

c) we have read the additional information to the notes to the unaudited condensed interim separate financial statements required by section 12, Chapter III, Title IV of the rules of the National Securities Commission, on which we have no observations to make regarding matters that are within our competence;

d) at March 31, 2021 the debt of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria accrued in favor of the Argentine Integrated Social Security System, as shown by the Company’s accounting records, amounted to $ 22,775,284, which is not due at that date.

Autonomous City of Buenos Aires, May 11, 2021

PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. V° 1 F° 17
Walter Zablocky Public Accountant (UNLP) C.P.C.E.C.A.B.A. V. 340 F. 156

I. Brief comment on the Company’s activities during the period, including references to significant events occurred after the end of the period.

Economic context in which the Group operates

The Group operates in a complex context both due to macroeconomic conditions, whose main variables have recently experienced strong volatility, as well as regulatory, social, and political conditions, both nationally and internationally.

The results from operations may be affected by fluctuations in the inflation and the exchange rate of the Argentine peso against other currencies, mainly the dollar, changes in interest rates which have an impact on the cost of capital, changes in government policies, capital controls and other political or economic events both locally and internationally.

In December 2019, a new strain of coronavirus (SARS-COV-2), which caused severe acute respiratory syndrome (COVID-19) appeared in Wuhan, China. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic. In response, countries have taken extraordinary measures to contain the spread of the virus, including imposing travel restrictions and closing borders, closing businesses deemed non-essential, instructing residents to practice social distancing, implementing quarantines, among other measures. The ongoing pandemic and these extraordinary government measures are affecting global economic activity, resulting in significant volatility in global financial markets.

On March 3, 2020, the first case of COVID-19 was registered in the country and as of today, more than 3,000,000 cases of infections had been confirmed in Argentina, by virtue of which the Argentinian Government implemented a series of health measures of social, preventive and mandatory isolation at the national level with the closure of non-essential activities, including shopping centers, as well as the suspension of flights and border closures, for much of the year 2020. Since October 2020, a large part of the activities began to become more flexible, in line with a decrease in infections, although as of April 16, 2021, because of the sustained increase in the cases registered, the National Government, through Decrees 241/2021 and 287/2021, established restrictions on night activity and the closure of shopping centers in Buenos Aires Metropolitan Área until May 21 inclusive, keeping 44% of the Company’s portfolio operative in GLA terms.

This series of measures affected a large part of Argentine companies, which experienced a drop in their income and inconveniences in the payment chain. In this context, the Argentine government announced different measures aimed at alleviating the financial crisis of the companies affected by the COVID-19 pandemic. Likewise, it should be noted that, to the stagnation of the Argentine economy, a context of international crisis is added because of the COVID-19 pandemic. In this scenario, a strong contraction of the Argentine economy was evidenced.

At the local environment, the following circumstances are displayed:

●
In February 2021, the Monthly Economic Activity Estimator (“EMAE” in Spanish) reported by the National Institute of Statistics and Censuses (“INDEC” in Spanish), registered a variation of (2.6%) compared to the same month of 2020, and (1.0%) compared to the previous month.

●
The annual retail inflation reached 42.65% in the last 12 months. The survey on market expectations prepared by the Argentine Central Bank in March 2021, called the Market Expectations Survey (“REM” in Spanish), estimates a retail inflation of 46.0% for 2021. Analysts participating in the REM forecast a rebound in economic activity in 2021, reaching an economic growth of 6.7%.

●
In the period from March 2020 to March 2021, the argentine peso depreciated 42.7% against the US dollar according to the wholesale average exchange rate of Banco de la Nación Argentina. Given the exchange restrictions in force since August 2019, as of March 31, 2021 there is an exchange gap of approximately 60% between the official price of the dollar and its price in parallel markets, which impacts the level of activity in the economy and affects the level of reserves of the Argentine Central Bank. Additionally, these exchange restrictions, or those that may be dictated in the future, could affect the Group's ability to access the Single Free Exchange Market (MULC in Spanish) to acquire the necessary currencies to meet its financial obligations.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of March 31, 2021

On February 25, 2021, the Central Bank of the Argentine Republic published Communication “A” 7230 which establishes that those companies who register financial debts with capital maturities in foreign currency scheduled between 04.01.2021 and 12.31.2021, must submit a refinancing plan to the BCRA based on the following criteria: (a) that the amount net by which the exchange market will be accessed in the original terms will not exceed 40% of the amount of capital maturing in the period indicated above, and (b) that the rest of the capital is, at least, refinanced with a new external debt with an average life of 2 years, provided that the new debt is settled in the exchange market. In the case of the Company, the maturity of the Class XXV notes due on July 11, 2021 for a nominal value of USD 59.6 million falls within the extended period, as well as other bank debts.

COVID-19 pandemic

As described in the note on the economic context in which the Group operates, the COVID-19 pandemic is adversely impacting both the global economy and the Argentine economy and the Group's business. The current estimated impacts of the COVID-19 pandemic on the Company as of the date of these financial statements are set out below:

●
Cresud and its subsidiary BrasilAgro continued to operate normally during the pandemic as it was the essential agricultural activity in the provision of food.

●
During the third quarter of fiscal year 2021, the Group's shopping malls have operated under strict protocols and a gradual, although sustained, recovery of activity was evidenced since the reopening in October 2020. After the closing, by Decrees 241 / 2021 and 287/2021 of the National Executive Power, the shopping malls of the Metropolitan Area of Buenos Aires suspended their operations from April 16 to May 21, inclusive, operating only those activities considered essential such as pharmacies, supermarkets and banks.

●
Regarding the offices business, although most of the tenants are working in the home office mode, they are operating with strict safety and hygiene protocols. To date, we have registered a slight increase in vacancies, although we have not evidenced a deterioration in collections.

●
The Libertador and Intercontinental hotels in Buenos Aires City have been operating since December 2020 with low occupancy levels. Llao Llao Resort, in Bariloche City, was able to operate during the quarter with average occupancy levels because of domestic tourism.

Regarding the financial debt of the Group in the next 12 months:

●
Cresud faces the maturity of its Class XXVIII in April 2021 for a nominal value of USD 27.5 million, Classes XXV and XXVII in July 2021 for a nominal value of USD 59.6 million (included in Communication 7230 of Argentine Central Bank) and USD 5.7 million respectively and Class XXIX in December 2021 for a nominal value of USD 83.0 million. Likewise, Cresud has bank overdrafts for USD 23.2 million and other bank debt for USD 38.3 million. As of March 31, it had a liquidity position of approximately USD 38.3 million.

●
The subsidiary IRSA faces the maturity of its Class IV notes for a nominal value of USD 46.5 million due on May 21, 2021 (net of repurchases), Class VI notes for a nominal value of ARS 335 million (equivalent to USD 3.7 million) due July 21, 2021, Class VIII notes for a nominal value of USD 10.5 million (33% of the capital) maturing on November 12, 2021, Class VII notes for a nominal value of USD 33.7 million due on January 21, 2022, Class X notes for a nominal value of ARS 701.5 million (equivalent to USD 7.6 million) due March 31, 2022, bank overdrafts for an equivalent of USD 4.0 million and other banking debt for USD 13.7 million. For its part, IRCP does not have short-term debt maturities, except bank overdrafts for an equivalent of USD 62.5 million and other banking debt for USD 11.7 million.

●
It is important to mention that IRSA has approved with IRSA PC a line of credit for up to the sum of USD 180 million for 3 years, of which as of March 31, 2021 IRSA used approximately USD 72.1 million, leaving the balance available. Likewise, IRCP has a cash position and equivalents (including financial investments) as of March 31, 2021 of approximately USD 95.5 million.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of March 31, 2021

The final extent of the Coronavirus outbreak and its impact on the country's economy is still uncertain. However, although it has produced significant short-term effects, they are not expected to affect business continuity and the Group’s ability to meet its financial commitments for the next twelve months.

The Group is closely monitoring the situation and taking all necessary measures to preserve human life and the Group's businesses.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of March 31, 2021

Consolidated Results

(In ARS million)	9M 21	9M 20	YoY Var
Revenues	26,046	36,697	(29.0)%
Costs	(19,462)	(22,642)	(14.0)%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	9,145	3,734	144.9%
Changes in the net realizable value of agricultural produce after harvest	271	502	(46.0%
Gross profit	16,000	18,291	(12.5)%
Net gain from fair value adjustment on investment properties	(6,787)	3,141	(316.1)%
Gain from disposal of farmlands	103	461	(77.7)%
General and administrative expenses	(3,415)	(3,625)	(5.8)%
Selling expenses	(2,620)	(3,334)	(21.4)%
Other operating results, net	(751)	2,082	(136.1)%
Result from operations	2,530	17,016	(85.1)%
Depreciation and Amortization	1,732	1,775	(2.4)%
EBITDA (unaudited)	4,262	18,791	(77.3)%
Adjusted EBITDA (unaudited)	20,705	14,735	40.5%
Loss from joint ventures and associates	(2,059)	836	(346.3)%
Result from operations before financing and taxation	471	17,852	(97.4)%
Financial results, net	1,324	(22,870)	-
Result before income tax	1,795	(5,018)	-
Income tax expense	(2,924)	(4,503)	(35.1)%
Result for the period from continued operations	(1,129)	(9,521)	(88.1)%
Result from discontinued operations after income tax	(8,102)	(1,068)	658.6%
Result for the period	(9,231)	(10,589)	(12.8)%

Attributable to
Equity holder of the parent	(3,997)	(14,529)	(72.5)%
Non-controlling interest	(5,234)	3,940	(232.8)%

Consolidated revenues decreased by 29.0% in the nine-month period of fiscal year 2021 compared to the same period of 2020, while adjusted EBITDA reached ARS 20.705 million, 40.5% higher than in the same period of fiscal year 2020. Agribusiness adjusted EBITDA was ARS 9,215 and urban properties and investments business (IRSA) adjusted EBITDA was ARS 11,482 million.

The net result for the nine-month period of fiscal year 2021 recorded a loss of ARS 9,231 million compared to a loss of ARS 10,589 million in the same period of 2020. The results from continuing operations recorded a loss of ARS 1,129 million mainly due to the negative result from the changes in the fair value of the investment properties of our subsidiary IRSA, partially offset by better productive results from the agricultural business. On the other hand, the result of discontinued operations reflects a loss of ARS 8,102 million because of the deconsolidation of the investment in Israel as of September 30, 2020, explained by the operating result for the period and the loss due to the derecognition of remaining assets and associated reserves.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of March 31, 2021

Description of Operations by Segment

9M 2021	Agribusiness	Urban Properties and Investments	Total	9M 21 vs. 9M 20
Revenues	17,112	7,209	24,321	(27.4)%
Costs	(15,007)	(2,328)	(17,335)	(8.8)%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	9,065	-	9,065	154.2%
Changes in the net realizable value of agricultural produce after harvest	271	-	271	(46.0)%
Gross profit	11,441	4,881	16,322	(12.0)%
Net gain from fair value adjustment on investment properties	52	(6,742)	(6,690)	(290.9)%
Gain from disposal of farmlands	103	-	103	(77.7)%
General and administrative expenses	(1,249)	(2,218)	(3,467)	(6.2)%
Selling expenses	(1,643)	(1,057)	(2,700)	(20.0)%
Other operating results, net	(712)	(118)	(830)	(142.1)%
Result from operations	7,992	(5,254)	2,738	(84.3)%
Share of profit of associates	(12)	(2,080)	(2,092)	(434.2)%
Segment result	7,980	(7,334)	646	(96.4)%

9M 2020	Agribusiness	Urban Properties and Investments	Total
Revenues	19,556	13,927	33,483
Costs	(15,935)	(3,078)	(19,013)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	3,566	-	3,566
Changes in the net realizable value of agricultural produce after harvest	502	-	502
Gross profit	7,689	10,849	18,538
Net gain from fair value adjustment on investment properties	17	3,488	3,505
Gain from disposal of farmlands	461	-	461
General and administrative expenses	(1,277)	(2,418)	(3,695)
Selling expenses	(2,164)	(1,213)	(3,377)
Other operating results, net	1,950	23	1,973
Result from operations	6,676	10,729	17,405
Share of profit of associates	248	378	626
Segment result	6,924	11,107	18,031

2021 Campaign

The year 2020 was dominated by the COVID-19 pandemic, which originated in China and subsequently spread to numerous countries, generating uncertainty and volatility in the markets, adversely impacting the global, Argentine and regional economy. Our agricultural operations continued their development normally as agricultural production was an essential activity to guarantee the supply of food.

The 2021 campaign is presented with radical changes from what was observed in the market at the end of the previous year. As of August, the United States reduced its intention to plant the main crops and South America began to show indicators of lack of water. With Chinese demand for grains recovering after its swine flu outbreak, and with the supply showing some warning signs (stagnant production and friction in international trade due to covid, among others), China accelerated its imports, mainly corn. This, added to the weakness of the dollar in the world, pushed the international prices of commodities upwards. Soybeans and corn recovered their prices so far this season between 80% and 120%, respectively. The challenge will be in the climatic evolution in the region in the coming months, where the last part of the soybean harvest and a large part of the corn harvest will take place. If the climatic conditions continue to accompany as in recent months and we achieve good agricultural yields, we hope to conclude a campaign with excellent results.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of March 31, 2021

Our Portfolio

Our portfolio under management, as of March 31, 2021, was composed of 761,794 hectares, of which 296,441 are in operation and 465,353 are land reserves distributed among the four countries in the region where we operate: in Argentina, with a mixed model combining land development and agricultural production; and through our subsidiary BrasilAgro, in Brazil and Paraguay, where the strategy is mainly focused on the development of lands, and in Bolivia with a productive model in Santa Cruz de la Sierra.

Breakdown of Hectares

Own and under Concession (*) (**) (***)

	Productive Lands
	Agricultural	Cattle	Reserved	Total
Argentina	60,348	144,773	331,468	536,589
Brazil	60,334	7,268	88,143	155,745
Bolivia	8,858	-	1,017	9,875
Paraguay	12,373	2,487	44,725	59,585
Total	141,913	154,528	465,353	761,794
(*) Includes Brazil, Paraguay, Agro-Uranga S.A. at 35.723% and 132,000 hectares under Concession.
(**) Includes 85,000 hectares intended for sheep breeding
(***) Excludes double crops.

Leased (*)

	Agricultural	Cattle	Other	Total
Argentina	57,811	12,635	450	70,896
Brazil	48,573	-	2,174	50,747
Bolivia	640	-	-	640
Total	107,024	12,635	2,624	122,283
(*) Excludes double crops.

Segment Income – Agricultural Business

I)
Land Development and Sales

We periodically sell properties that have reached a considerable appraisal to reinvest in new farms with higher appreciation potential. We analyze the possibility of selling based on a number of factors, including the expected future yield of the farmland for continued agricultural and livestock exploitation, the availability of other investment opportunities and cyclical factors that have a bearing on the global values of farmlands.

During the nine-month period of fiscal year 2021, no farmland sales were made. In Other operating results is observed the effect of the valuation of accounts receivables related to farmland sales made by our subsidiary Brasilagro during fiscal year 2020.

in ARS million	9M 21	9M 20	YoY Var
Revenues	-	-	-
Costs	(25)	(27)	(7.41)%
Gross loss	(25)	(27)	(7.41)%
Net gain from fair value adjustment on investment properties	52	17	205.88%
Gain from disposal of farmlands	103	461	(77.66)%
General and administrative expenses	(3)	(3)	-
Selling expenses	(1)	-	-
Other operating results, net	2,626	1,260	108.41%
Profit from operations	2,752	1,708	61.12%
Segment profit	2,752	1,708	61.12%
EBITDA	2,757	1,712	61.04%
Adjusted EBITDA	2,705	1,695	59.59%

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of March 31, 2021

As a subsequent event, our subsidiary Brasilagro announced the sale of a fraction of 1,654 hectares of the “Jatobá” farm for the sum of BRL 67.1 million. The farm was valued on the books at BRL 2.8 million and the expected internal return rate in reais is 20.4%. This gain will be recognized in the fourth quarter of the fiscal year 2021.

Agricultural Production

The result of the Farming segment decreased by ARS 297 million, from a ARS 4,593 million gain during the nine-month period of fiscal year 2020 to a ARS 4,296 million gain during the same period of 2021.

in ARS million	9M 21	9M 20	YoY Var
Revenues	14,017	16,717	(16.2)%
Costs	(12,782)	(14,058)	(9.1)%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	9,065	3,566	154.2%
Changes in the net realizable value of agricultural produce after harvest	271	502	(46.0)%
Gross profit	10,571	6,727	57.1%
General and administrative expenses	(836)	(936)	(10.7)%
Selling expenses	(1,385)	(1,815)	(23.7)%
Other operating results, net	(4,098)	529	(874.7)%
Profit from operations	4,252	4,505	(5.6)%
Profit from associates	44	88	(50.0)%
Segment profit	4,296	4,593	(6.5)%
EBITDA	5,505	5,742	(4.1)%
Adjusted EBITDA	5,505	5,742	(4.1)%

II.a) Crops and Sugarcane

Crops

in ARS million	9M 21	9M 20	YoY Var
Revenues	8,527	10,907	(21.8)%
Costs	(8,735)	(9,192)	(5.0)%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	7,528	2,018	273.0%
Changes in the net realizable value of agricultural produce after harvest	269	502	(46.4)%
Gross profit	7,589	4,235	79.2%
General and administrative expenses	(526)	-545	(3.5)%
Selling expenses	(1,128)	(1,576)	(28.4)%
Other operating results, net	(4,029)	545	-
(Loss) / Profit from operations	1,906	2,659	(28.3)%
Share of loss of associates	44	88	(50.0)%
Activity (Loss) / Profit	1,950	2,747	(29.0)%

Sugarcane

in ARS million	9M 21	9M 20	YoY Var
Revenues	3,253	3,548	(8.3)%
Costs	(2,479)	(3,135)	(20.9)%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	1,046	1,552	(32.6)%
Gross profit	1,820	1,965	(7.4)%
General and administrative expenses	(153)	(237)	(35.4)%
Selling expenses	(122)	(106)	15.1%
Other operating results, net	(68)	(13)	423.1%
Profit from operations	1,477	1,609	(8.2)%
Activity profit	1,477	1,609	(8.2)%

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of March 31, 2021

Operations

Production Volume1)	9M21	9M20	9M19	9M18	9M17
Corn	199,438	299,918	134,618	270,923	242,641
Soybean	104,217	119,574	101,351	58,706	17,320
Wheat	36,669	43,925	37,596	32,322	30,989
Sorghum	503	3,229	1,267	1,816	731
Sunflower	4,596	1,954	5,384	5,310	3,853
Cotton	6,818	3,519	-	-	-
Beans	2,517	1,623	-	-	-
Others	2,849	3,996	1,946	1,171	3,093
Total Crops (tons)	357,607	477,738	282,162	370,248	298,627
Sugarcane (tons)	1,669,521	1,634,521	1,431,110	912,688	580,783
(1)
Includes Brasilagro, Acres del Sud, Ombú, Yatay and Yuchán. Excludes Agro-Uranga.

Volume of	9M21			9M20			9M19			9M18			9M17
Sales (1)	D.M	F.M	Total	D.M	F.M	Total	D.M	F.M	Total	D.M	F.M	Total	D.M	F.M	Total
Corn	233.9	70.0	303.9	284,7	54,3	339,0	130,7	-	130,7	259,9	6,0	265,9	230,3	-	230,3
Soybean	117.5	23.3	140.8	156,1	72,5	228,6	71,1	45,6	116,7	99,4	9,7	109,1	75,2	0,7	75,9
Wheat	29.2	1.3	30.5	39,5	-	39,5	30,3	-	30,3	40,3	-	40,3	7,3	1,6	8,9
Sorghum	-	-	-	-	-	-	0,4	-	0,4	0,9	-	0,9	4,5	-	4,5
Sunflower	2.7	-	2.7	8,5	-	8,5	2,2	-	2,2	2,9	-	2,9	3,7	-	3,7
Cotton	6.4	-	6.4	2,5	1,9	4,4	-	-	-	-	-	-	-	-	-
Beans	1.5	1.0	2.5	1,4	-	1,4	-	-	-	-	-	-	-	-	-
Others	3.7	-	3.7	4,7	-	4,7	0,6	-	0,6	1,2	-	1,2	3,6	-	3,6
Total Crops (thousands of tons)	394.9	95.6	490.5	497.4	128.7	626.1	235.3	45.6	280.9	404.6	15.7	420.3	324.6	2.3	326.9
Sugarcane (thousands of tons)	1,560.3	-	1,560.3	1,572.8	-	1,572.8	1,414.6	-	1,414.6	1,266.2	-	1,266.2	554.1	-	554.1
D.M.: Domestic market
F.M.: Foreign market
(1) Includes Brasilagro, CRESCA at 50%, Acres del Sud, Ombú, Yatay and Yuchán. Excludes Agro-Uranga.

Results from the Grains activity decreased by ARS 797 million, from a gain of ARS 2,747 million during the nine-month period of fiscal year 2020 to a gain of ARS 1,950 million during the same period of 2021, mainly because of:

●
Lower results in Argentina, due to a loss from grain derivatives (mainly soybeans and corn) for upward trend in future prices, and a lower gain in the gross margin of sales and holding results, because of the lower stock left by the 19-20 campaign in comparison to the previous period, offset by better productive results from soybeans explained by the significant price increase.

●
Higher production results in Brazil, because of better prices and a larger planted area of corn, offset by a negative variation in the result from commodity derivatives and sales agreed at prices below market prices.

The result of the Sugarcane activity decreased by ARS 132 million, from a gain of ARS 1,609 million in the nine-month period of fiscal year 2020 to a gain of ARS 1,477 million in the same period of 2021. This is mainly due to a lower productive result of Brazil, mainly due to higher production costs and less planted area, offset by higher sales results, due to better prices and lower administrative expenses.

Area in Operation (hectares) (1)	As of 03/31/21	As of 03/31/20	YoY Var
Own farms	109,403	106,108	3.11%
Leased farms	130,878	138,679	(5.63)%
Farms under concession	22,771	26,334	(13.53)%
Own farms leased to third parties	25,323	13,837	83.01%
Total Area Assigned to Production	288,375	284,958	1.20%
(1) Includes Agro-Uranga, Brazil and Paraguay,

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of March 31, 2021

II.b) Cattle Production

Production Volume (1)	9M21	9M20	9M19	9M18	9M17
Cattle herd (tons)	7,546	9,016	8,655	8,692	6,484
Milking cows (tons)	-	-	-	196	390
Cattle (tons)	7,546	9,016	8,655	8,888	6,874
(1)
Includes Carnes Pampeanas

Volume of	9M21			9M20			9M19			9M18			9M17
Sales (1)	D.M	F.M	Total	D.M	F.M	Total	D.M	F.M	Total	D.M	F.M	Total	D.M	F.M	Total
Cattle herd	11,9	-	11,9	12.3	-	12.3	6.7	-	6.7	9.3	-	9.3	6.2	-	6.2
Milking cows (2)	-	-	-	-	-	-	-	-	-	1.4	-	1.4	0.7	-	0.7
Cattle (thousands of tons)	11,9	-	11,9	12.3	-	12.3	6.7	-	6.7	10.7	-	10.7	6.9	-	6.9
D.M.: Domestic market
F.M.: Foreign market
(1)
Includes Carnes Pampeanas
(2)
Milk was discontinued on IIQ 2018

Cattle

In ARS Million	9M 21	9M 20	YoY Var
Revenues	1,772	1,716	3.3%
Costs	(1,436)	(1,482)	(3.1)%
Initial recognition and changes in the fair value of biological assets and agricultural produce	491	(4)	-
Changes in the net realizable value of agricultural produce after harvest	2	-	-
Gross Profit	829	230	260.4%
General and administrative expenses	(116)	(94)	23.4%
Selling expenses	(104)	(110)	(5.5)%
Other operating results, net	15	-	-
Profit / (Loss) from operations	624	26	2,300.0%
Activity Profit / (Loss)	624	26	2,300.0%

Area in operation – Cattle (hectares) (1)	As of 03/31/21	As of 03/31/20	YoY Var
Own farms	65,106	72,061	(9.7)%
Leased farms	12,635	12,635	-
Farms under concession	3,097	2,993	3.5%
Own farms leased to third parties	1,775	9,368	(81.1)%
Total Area Assigned to Cattle Production	82,613	97,057	(14.9)%
(1) Includes Agro-Uranga, Brazil and Paraguay,

Stock of Cattle Heard	As of 03/31/21	As of 03/31/20	YoY Var
Breeding stock	70,066	79,998	(12.4)%
Winter grazing stock	5,878	12,495	(53.0)%
Sheep stock	11,937	10,650	12.1%
Total Stock (heads)	87,881	103,143	(14.8)%

The result of the Cattle activity increased by ARS 598 million: from a ARS 26 million gain during the nine-month period of fiscal year 2020 to a ARS 624 million gain in the same period of 2021, as a result of a positive variation in the holding result as well as selling results of live cattle, because prices for this fiscal year raised at a higher pace than inflation.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of March 31, 2021

II.c) Agricultural Rental and Services

In ARS Million	9M 21	9M 20	YoY Var
Revenues	465	546	(14.8)%
Costs	(132)	(249)	(47.0)%
Gross profit	333	297	12.1%
General and Administrative expenses	(41)	(60)	(31.7)%
Selling expenses	(31)	(23)	34.8%
Other operating results, net	(16)	(3)	433.3%
Profit from operations	245	211	16.1%
Activity profit	245	211	16.1%

The result of the activity was increased by ARS 34 million, from a gain of ARS 211 million in the nine-month period of fiscal year 2020 to a gain of ARS 245 million in the same period of 2021.

III) Other Segments

We include within "Others" the results coming from our investment in FyO. In February 2021, the Company sold all its participation in Sociedad Anónima Carnes Pampeanas S.A., owner of the Carnes Pampeanas meat processing plant in the province of La Pampa, Argentina.

The result of the segment increased by ARS 310 million, going from a gain of ARS 841 million for the nine-month period of fiscal year 2020 to a gain of ARS 1,151 million for the same period of 2021, mainly due to:

●
A gain of ARS 662 million from the sale of Carnes Pampeanas meatpacking facilities.

●
A decrease in the operating profit of FyO, originated mainly by lower results from commissions of stockpiling operations and consignment of grains and lower margins in grain brokerage commissions.

●
A negative variation in associates results corresponding to Agrofy S.A.

In ARS Million	9M 21	9M 20	YoY Var
Revenues	3,095	2,839	9.0%
Costs	(2,200)	(1,850)	18.9%
Gross profit	895	989	(9.5)%
General and administrative expenses	(191)	(120)	59.2%
Selling expenses	(257)	(349)	(26.4)%
Other operating results, net	760	161	372.0%
Profit from operations	1,207	681	77.2%
Profit from associates	(56)	160	(135.0)%
Segment Profit	1,151	841	36.9%
EBITDA	1,268	737	72.0%
Adjusted EBITDA	1,268	737	72.0%

IV) Corporate Segment

The negative result of the segment increased by ARS 1 million, from a loss of ARS 218 million in the nine-month period of fiscal year 2020 to a loss of ARS 219 million in the same period of fiscal year 2021.

In ARS Million	9M 21	9M 20	YoY Var
General and administrative expenses	(219)	(218)	0.5%
Loss from operations	(219)	(218)	0.5%
Segment loss	(219)	(218)	0.5%
EBITDA	(214)	(215)	(0.5)%
Adjusted EBITDA	(214)	(215)	(0.5)%

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of March 31, 2021

Urban Properties and Investments Business (through our subsidiary IRSA Inversiones y Representaciones Sociedad Anónima)

We develop our Urban Properties and Investments segment through our subsidiary IRSA. As of March 31, 2021, our direct and indirect equity interest in IRSA was 62.3% over stock capital.

Consolidated Results of our Subsidiary IRSA Inversiones y Representaciones S.A.

In ARS million	9M 21	9M 20	YoY Var
Revenues	9,151	17,336	(47.2)%
Results from operations	(5,434)	10,313	(152.7)%
EBITDA	(4,829)	11,363	(142.5)%
Adjusted EBITDA	11,666	7,324	59.3%
Segment Result	(7,334)	11,107	(166.0)%

Consolidated revenues from sales, rentals and services decreased by 47.2% in the nine-month period of fiscal year 2021 compared to the same period in 2020, while adjusted EBITDA, which excludes the effect of the result from changes in the unrealized fair value of investment properties adding the realized one reached ARS 11,666 million, 59.3% higher than the same period of fiscal year 2020, mainly explained by the office sales made during the period.

Financial Indebtedness and Other

The following tables contain a breakdown of company’s indebtedness:

Agricultural Business

Description	Currency	Amount (USD MM)(2)	Interest Rate	Maturity
Bank overdrafts	ARS	23.1	Variable	< 360 days
Series XVIII NCN	USD	27.5	9.00%	Apr-21
Series XXV NCN	USD	59.6	9.00%	Jul-21
Series XXVII NCN	USD	5.7	7.45%	Jul-21
Series XXIX NCN	USD	83.0	3.50%	Dec-21
Series XXXII NCN	USD	34.3	9.00%	Nov-22
Series XXIII NCN (1)	USD	113.0	6.50%	Feb-23
Series XXX NCN	USD	25.0	2.00%	Ago-23
Series XXXI NCN	USD	1.2	9.00%	Nov-23
Other debt		40.8	-	-
CRESUD’s Total Debt (3)	USD	413.2
Cash and cash equivalents (3)	USD	35.8
CRESUD’s Net Debt	USD	377.4
Brasilagro’s Total Net Debt	USD	69.3
(1) Net of repurchases
(2) Principal amount stated in USD (million) at an exchange rate of 92.00 ARS/USD and 5.632 BRL/USD, without considering accrued interest or elimination of balances with subsidiaries.
(3) Helmir & CRESUD stand-alone.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of March 31, 2021

Urban Properties and Investments Business

The following table describes our total indebtedness as of March 31, 2021:

Description	Currency	Amount (USD MM) (1)	Interest Rate	Maturity
Bank overdrafts	ARS	4.0	Floating	< 360 days
Series IV NCN	USD	46.5	7.0%	May-21
Series VI NCN	ARS	3.7	Floating	Jul-21
Series VII NCN	USD	33.7	4.0%	Jan-22
Series X NCN	ARS	7.6	Floating	Mar-22
Series V NCN	USD	9.2	9.0%	May-22
Series IX NCN	USD	80.7	10.0%	Mar-23
Series I NCN	USD	3.1	10.0%	Mar-23
Series VIII NCN	USD	31.8	10.0%	Nov-23
Series XI NCN	USD	15.8	5,0%	Mar-24
Series XII NCN	ARS	42.0	Floating	Mar-24
Loan with IRSA CP(3)	ARS	72.1	-	Mar-22
Other debt	USD	13.7	-	Feb-22
IRSA’s Total Debt	USD	363.9
Cash & Cash Equivalents + Investments	USD	32.0
IRSA’s Net Debt	USD	331.9
Bank loans and overdrafts	ARS	62.5	-	< 360 days
PAMSA loan	USD	22.5	Fixed	Feb-23
IRSA CP NCN Class II(4)	USD	358.5	8.75%	Mar-23
IRSA CP’s Total Debt	USD	448,5
Cash & Cash Equivalents + Investments (2)	USD	95.5
Intercompany Credit	ARS	72.2
IRSA CP’s Net Debt	USD	275.8
(1)
Principal amount in USD (million) at an exchange rate of ARS 92.00/USD, without considering accrued interest or eliminations of balances with subsidiaries.
(2)
Includes Cash and cash equivalents, Investments in Current Financial Assets and related companies notes holding.
(3)
Includes amounts taken by IRSA and subsidiaries.
(4) Net of repurchases.

Comparative Summary Consolidated Balance Sheet Data

In ARS million	Mar-21	Jun-20
Current assets	57,963	312,742
Non-current assets	242,043	617,189
Total assets	300,006	929,931
Current liabilities	76,326	234,007
Non-current liabilities	120,351	530,562
Total liabilities	196,677	764,569
Total capital and reserves attributable to the shareholders of the controlling company	35,950	34,060
Minority interests	67,379	131,302
Shareholders’ equity	103,329	165,362
Total liabilities plus minority interests plus shareholders’ equity	300,006	929,931

Comparative Summary Consolidated Statement of Income Data

In ARS million	Mar-21	Mar-20
Gross profit	16,000	18,291
Profit from operations	2,530	17,016
Share of profit of associates and joint ventures	(2,059)	836
Profit from operations before financing and taxation	471	17,852
Financial results, net	1,324	(22,870)
Loss before income tax	1,795	(5,018)
Income tax expense	(2,924)	(4,503)
Result of the period of continuous operations	(1,129)	(9,521)
Result of discontinued operations after taxes	(8,102)	(1,068)
Result for the period	(9,231)	(10,589)
Controlling company’s shareholders	(3,997)	(14,529)
Non-controlling interest	(5,234)	3,940

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of March 31, 2021

Comparative Summary Consolidated Statement of Cash Flow Data

In ARS million	Mar-21	Mar-20
Net cash generated by operating activities	(5,081)	36,886
Net cash generated by investment activities	59,540	22,974
Net cash used in financing activities	(39,658)	(95,781)
Total net cash (used in) / generated during the fiscal period	14,801	(35,921)

Ratios

In ARS million	Mar-21	Mar-20
Liquidity (1)	0.759	1.336
Solvency (2)	0.525	0.216
Restricted capital (3)	0.807	0.664
(1) Current Assets / Current Liabilities
(2) Total Shareholders’ Equity/Total Liabilities
(3) Non-current Assets/Total Assets

Material events of the quarter and subsequent events

February 2021: Brasilagro - Capital Increase

On February 3, 2021, Brasilagro has concluded a public share offering for a total amount of approximately BRL 500 million by issuing 20 million shares in a primary offering and 2.73 million in a secondary offering.

The company participated in the primary issuance by acquiring, directly or through subsidiaries, 6,971,229 shares. The consideration for the shares was materialized with the sale, which agreement was informed to the market on December 23, 2020, of 100% of the shares of its indirectly controlled subsidiaries, Agropecuaria Acres del Sud SA, Ombu Agropecuaria SA, Yatay Agropecuaria SA and Yuchan Agropecuaria S.A. owners of approximately 9,900 agricultural hectares in the corn belt of Bolivia.

After this transaction, CRESUD's stake in Brasilagro, net of treasury shares, increased from 33.8% to 34.1% of its capital stock.

February 2021: Sale of meatpacking facility Carnes Pampeanas

On February 24, the Company sold 100% of the shares of Sociedad Anónima Carnes Pampeanas S.A., owner of the Carnes Pampeanas meatpacking facility in the province of La Pampa, Argentina.

The price of the operation was agreed at USD 10 million, which has already been fully paid.

The accounting result of the operation is a gain of approximately ARS 662 million, recognized in the Company's Financial Statements for the third quarter of fiscal year 2021.

Carnes Pampeanas S.A. was acquired by CRESUD in 2007 in partnership with Tyson Foods and Cactus Feeders. Subsequently we have increased our participation in the business, reaching all the shares of the company since 2011.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of March 31, 2021

March 2021: CRESUD’s Capital Increase

On February 17, 2021, the Company announced the launch of its public offering of shares for up to 90 million shares (or its equivalent 9 million ADS) and 90,000,000 warrants to subscribe for new common shares, to registered holders as of February 19, 2021. Each right corresponding to one share (or ADS) allowed its holder to subscribe 0.1794105273 new ordinary shares and receive free of charge an option with the right to subscribe 1 additional ordinary share in the future. The final subscription price for the new shares was ARS 70.31 or USD 0.472 and for the new ADS it was USD 4.72. The new shares, registered, of ARS 1 (one peso) of par value each and with the right to one vote per share gives the right to receive dividends under the same conditions as the current shares in circulation.

On March 5, 2021, having finished the pre emptive rights subscription period, the Company's shareholders have subscribed the amount of 87,264,898 new additional shares, that is 97% of the shares offered, and have requested through the accretion right 26,017,220 additional new shares, for which 2,735,102 new shares will be issued, completing the total issuance of 90,000,000 new shares (or their equivalent in ADSs) offered. Likewise, 90,000,000 options will be issued that will entitle the holders through their exercise to acquire up to 90,000,000 additional new shares.

The exercise price of the warrants will be USD 0.566. The warrants may be exercised quarterly from the 90th day of their issuance on the 17th to the 25th (inclusive) of the months of February, May, September, and November of each year (provided that dates are business days in the city of New York and in the Autonomous City of Buenos Aires) until their expiration 5 years from the date of issue.

As of the date of issuance of these financial statements, the Company received all the funds in the amount of USD 42.5 million and issued the new shares, increasing the capital stock to 591,642,804 million.

Mayo 2021: Capital Increase of our subsidiary IRSA

On April 12, 2021, our subsidiary IRSA announced the launch of its public offering of shares for up to 80 million shares (or its equivalent 8 million GDS) and 80 million warrants to subscribe for new common shares, to registered holders as of April 16, 2021. Each right corresponding to one share (or GDS) allowed its holder to subscribe 0.1382465082 new ordinary shares and receive free of charge an option with the right to subscribe 1 additional ordinary share in the future. The final subscription price for the new shares was ARS 58.35 or USD 0.36 and for the new GDS it was USD 3.60. The new shares, registered, of ARS 1 (one peso) of par value each and with the right to one vote per share gives the right to receive dividends under the same conditions as the current shares in circulation.

On May 6, 2021, having finished the preemptive rights subscription period, IRSA’s shareholders have subscribed the amount of 79,144,833 new additional shares, that is 99% of the shares offered, and have requested through the accretion right 15,433,539 additional new shares, for which 855,167 new shares will be issued, completing the total issuance of 80 million new shares (or their equivalent in GDS) offered. Likewise, 80 million options will be issued that will entitle the holders through their exercise to acquire up to 80 million additional new shares.

The exercise price of the warrants will be USD 0.432. The warrants may be exercised quarterly from the 90th day of their issuance on the 17th to the 25th (inclusive) of the months of February, May, September, and November of each year on the business day prior to maturity and on the date of maturity (if dates are business days in the city of New York and in the Autonomous City of Buenos Aires) until their expiration 5 years from the date of issue.

As of the date of issuance of these financial statements, IRSA is in the process of liquidating the capital increase, which upon completion will receive funds for USD 28.8 million, increasing the capital stock to 658,676,460.

Cresud, exercising its preemptive rights, has subscribed new shares according to its 62.3% stake.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of March 31, 2021

May 2021: Brasilagro’s Warrants

On May 15, 2021, operates the maturity of Brasilagro's warrants, of which Cresud owns, directly and indirectly, 181,368 that entitle it to acquire 14,542,083 new shares. The intention of the Company is to exercise, partially or totally, said warrants. The exercise price is approximately R$ 22.12 per share.

EBITDA Reconciliation

In this summary report, we present EBITDA and Adjusted EBITDA. We define EBITDA as profit for the period excluding: (i) result of discontinued operations, (ii) income tax expense, (iii) financial results, net iv) results from participation in associates and joint ventures; and (v) depreciation and amortization. We define Adjusted EBITDA as EBITDA minus net profit from changes in the fair value of investment properties, not realized, excluding barter agreement results.

EBITDA and Adjusted EBITDA are non-IFRS financial measures that do not have standardized meanings prescribed by IFRS. We present EBITDA and adjusted EBITDA because we believe they provide investors supplemental measures of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses EBITDA and Adjusted EBITDA from time to time, among other measures, for internal planning and performance measurement purposes. EBITDA and Adjusted EBITDA should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. EBITDA and Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit for the relevant period to EBITDA and Adjusted EBITDA for the periods indicated:

For the nine-month period ended March 31 (in ARS million)
	2021	2020
Result for the period	(9,231)	(10,589)
Result from discontinued operations	8,102	1,068
Income tax expense	2,924	4,503
Net financial results	(1,324)	22,870
Share of profit of associates and joint ventures	2,059	(836)
Depreciation and amortization	1,732	1,775
EBITDA (unaudited)	4,262	18,791
Gain from fair value of investment properties, not realized - agribusiness	(52)	(17)
Gain from fair value of investment properties, not realized - Urban Properties Business	16,495	(3,670)
Realized sale – Urban Properties and Investments Business	-	(369)
Adjusted EBITDA (unaudited)	20,705	14,735

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of March 31, 2021

Brief comment on future prospects for the Fiscal Year

The year 2020 was dominated by the COVID-19 pandemic, which originated in China and subsequently spread to numerous countries, generating uncertainty and volatility in the markets, adversely impacting the global, Argentine and regional economy. Our agricultural operations continued their development normally as agricultural production was an essential activity to guarantee the supply of food.

The 2021 campaign is presented with radical changes from what was observed in the market at the end of the previous year. As of August, the United States reduced its intention to plant the main crops and South America began to show indicators of lack of water. With Chinese demand for grains recovering after its swine flu outbreak, and with the supply showing some warning signs (stagnant production and friction in international trade due to covid, among others), China accelerated its imports, mainly corn. This, added to the weakness of the dollar in the world, pushed the international prices of commodities upwards. Soybeans and corn recovered their prices so far this season between 80% and 120%, respectively. The challenge will be in the climatic evolution in the region in the coming months, where the last part of the soybean harvest and a large part of the corn harvest will take place. If the climatic conditions continue to accompany as in recent months and we achieve good agricultural yields, we hope to conclude a campaign with excellent results.

We also expect good results for the livestock activity driven by the Chinese demand for meat, a good level of production and local farm prices that have been growing steadily. We will continue to focus on improving productivity and controlling costs, working efficiently to achieve the highest possible operating margins. We will continue concentrating our production in our own fields, mainly in the Northwest of Argentina and consolidating our activity in Brazil.

Furthermore, as part of our business strategy, we will continue to sell the farms that have reached their highest level of appreciation in the region.

The urban properties and investments business, which we own through IRSA, presents challenges for the year 2021. After six months since its reopening in October 2020, where a gradual recovery of activity in terms of occupancy and tenant sales could be evidenced, the shopping malls of the Metropolitan Area of Buenos Aires suspended their operations again from April 16 to May 21, 2021 by provision of decrees 241/2021 and 287/2021 of the national government. This situation leads to a new review of trade policy. To continue accompanying the tenants in this difficult context, prioritizing the long-term relationship, in April IRSA PC decided to waive the rent for the closed period to compliant tenants. The impacts of these new restrictions on the business will be reflected in the fourth quarter of fiscal year 2021.The office segment continues to operate normally despite the “home-office” modality and the slight increase in vacancies observed in the portfolio.

On the national and international framework above mentioned, the Board of Directors of the Company will continue evaluating financial, economic and / or corporate tools that allow the Company to improve its position in the market in which it operates and have the necessary liquidity to meet its obligations. Within the framework of this analysis, the indicated tools may be linked to corporate reorganization processes (merger, spin-off or a combination of both), implementation of financial and / or corporate efficiencies in international companies directly or indirectly owned by the Company through reorganization processes, disposal of assets in public and / or private form that may include real estate as well as negotiable securities owned by the Company, repurchase of shares and instruments similar to those described that are useful to the proposed objectives. All this as described in the Company's Annual Report for the fiscal year ending June 30, 2020.

The Company keeps its commitment to preserve the health and well-being of its clients, employees, tenants and the entire population, constantly reassessing its decisions in accordance with the evolution of events, the regulations that are issued and the guidelines of the competent authorities.

Alejandro Elsztain
Second Vice-President

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17